Exhibit 4(c)(31)

CONFIDENTIAL INFORMATION OMITTED AND FILED SEPARATELY

WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST

FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 24B-2 UNDER THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED.

ASTERISKS (*) DENOTE SUCH OMISSIONS.

ASSET PURCHASE AGREEMENT

by and among

ELAN PHARMA INTERNATIONAL LIMITED,

ELAN PHARMACEUTICALS, INC.

and

BIOGEN IDEC INTERNATIONAL HOLDING LTD.

Dated as of February 5, 2013

	4.9.	TYSABRI Transactions.	45

	4.10.	Distribution Transactions.	57

5.	Closing.		59

	5.1.	Closing.	59

	5.2.	Closing Deliveries by Elan.	59

	5.3.	Closing Deliveries by Biogen Idec.	60

6.	Conditions to Closing.		60

	6.1.	Conditions Precedent to Biogen Idec’s Obligations on the Closing Date.	60

	6.2.	Conditions Precedent to Elan’s Obligations on the Closing Date.	62

7.	Representations and Warranties.		63

	7.1.	By Each Party.	63

	7.2.	By Elan.	64

	7.3.	By Biogen Idec.	68

	7.4.	Notice of Certain Events; Updating the Disclosure Schedule.	69

8.	Licenses and Trademarks.		70

	8.1.	Unblocking Licenses.	70

	8.2.	[Intentionally Omitted.]	70

	8.3.	Product Trademarks.	70

	8.4.	Non-Exclusive License to Elan Marks.	70

	8.5.	Alpha-4 Integrin Products License.	71

	8.6.	Disclosure of Patentable Inventions.	71

	8.7.	IP Assistance.	72

9.	Confidentiality; Publicity.		72

	9.1.	Confidentiality of Pre-Closing Confidential Information.	72

	9.2.	Pre-Closing Confidential Information Authorized Disclosure.	72

	9.3.	Survival of Pre-Closing Confidentiality Obligations.	73

	9.4.	Confidentiality of Post-Closing Information.	73

	9.5.	Post-Closing Confidential Information Authorized Disclosure.	73

	9.6.	Alpha-4 Integrin Product Confidential Information.	74

	9.7.	Agreement Terms.	75

	9.8.	Press Release.	75

10.	Adverse Drug Events and Reports.		75

	10.1.	Complaints.	75

	10.2.	Adverse Drug Experiences.	75

	10.3.	Recalls.	75

11.	Restrictive Covenants.		75

	11.1.	EEA/Switzerland.	75

	11.2.	Outside the EEA/Switzerland.	76

	11.3.	Exceptions to Restrictive Covenants.	77

	11.4.	Severability.	77

12.	Indemnification and Insurance; Survival of Representations.		77

	12.1.	Indemnification and Shared Losses.	77

	12.2.	Third Party Claim Defense; Reimbursement of Losses.	80

	12.3.	Survival of Representations and Warranties.	81

	12.4.	Offset Rights.	82

	12.5.	Insurance.	84

	12.6.	Exemplary or Punitive Damages; Disclaimer.	84

13.	Termination.		85

	13.1.	Pre-Closing Termination.	85

	13.2.	Post-Closing Termination.	85

	13.3.	Effects of Termination.	85

	13.4.	Remedies for Breach.	86

14.	Assignment.		86

	14.1.	Assignment by Biogen.	86

	14.2.	Assignment by Elan.	87

15.	[Intentionally Omitted].		88

16.	Notices.		88

17.	Miscellaneous.		89

	17.1.	Entire Agreement.	89

	17.2.	[Intentionally Omitted].	89

	17.3.	Effect of Waiver or Consent.	89

	17.4.	Severability.	90

	17.5.	Amendment.	90

	17.6.	Governing Law.	90

	17.7.	Venue; Jurisdiction.	90

	17.8.	Specific Performance.	90

	17.9.	[Intentionally Omitted].	91

	17.10.	Independent Contractors.	91

17.11.	Parties in Interest; Limitation on Rights of Others.	91

17.12.	Interpretation.	91

17.13.	Expenses.	92

17.14.	Counterparts.	92

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of February 5, 2013 (the “Execution Date”) by and among Elan Pharma International Limited (“Elan”), Elan Pharmaceuticals, Inc. (“Elan Inc.”) and Biogen Idec International Holding Ltd. (“Biogen Idec”). Biogen Idec and Elan are sometimes referred to herein individually as a “Party” and collectively as the “Parties,” and references to “Elan” shall include Elan Inc. and Elan’s other Affiliates.

WHEREAS, since 2000, the Parties and/or certain of their Affiliates have jointly Developed and Commercialized TYSABRI worldwide pursuant to that certain Antegren Development and Marketing Collaboration Agreement (the “Collaboration Agreement”) dated as of August 15, 2000 between Elan Pharma International Limited and Biogen Idec MA Inc. (“BIMA”);

WHEREAS, in connection with termination of the Collaboration Agreement, Elan desires to transfer to Biogen Idec all intellectual property and other assets related to the Development, manufacturing and Commercialization of TYSABRI and other products licensed to Biogen Idec and its designated Affiliates under the Collaboration Agreement, so that Biogen Idec and its designated Affiliates shall have sole authority over and exclusive worldwide rights to the Development, manufacturing and Commercialization of TYSABRI and shall make an upfront payment and certain contingent payments to Elan based on the sales of TYSABRI;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.	Definitions.

1.1. Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth below:

(a) “Action” shall mean any claim, controversy, action, cause of action, suit, litigation, arbitration, investigation, opposition, interference, audit, assessment, hearing, complaint, demand or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought at law or in equity) that is commenced, brought, conducted, tried or heard by or before, or otherwise involving, any governmental authority.

(b) “Affiliate(s)” shall mean, with respect to any Person, any other Person which controls, is controlled by or is under common control with such Person. A Person shall be regarded as in control of another entity if it owns or controls, directly or indirectly, (i) in the case of corporate entities, at least fifty percent (50%) (or the maximum ownership interest permitted by law) of the equity securities in the subject entity entitled to vote in the election of directors and, (ii) in the case of an entity that is not a corporation, at least fifty percent (50%) (or the maximum ownership interest permitted by law) of the equity securities or other ownership interests with the power to direct the management and policies of such subject entity or entitled to elect the corresponding management authority.

(c) “Alpha-4 Integrin” shall mean any of those alpha-beta heterodimeric transmembrane glycoproteins known as integrins where the alpha subunit chain has the composition known as alpha-4, including the composition of matter characterized on Exhibit A hereto.

(d) “Alpha-4 Integrin Business” shall mean the research, Development, making, importing, exporting, distribution, sale, offering for sale, or other Commercialization of any Alpha-4 Integrin Product.

(e) “Alpha-4 Integrin Product” shall mean any product (comprising, for example, an agent, chemical entity (including a small molecule), compound, moiety, mixture of chemical compounds and/or molecules, molecule (including biological macromolecules such as proteins, carbohydrates, peptides and nucleic acids), or an extract) that partially or fully blocks, inhibits, or neutralizes (i) the binding between Alpha-4 Integrin and one of its ligands, such as VCAM-1, fibronectin or MadCAM, including by competitive or allosteric binding to Alpha-4 Integrin, one or more of its subunits, one of its ligands and/or one or more of their subunits, and/or (ii) Alpha-4 Integrin-mediated cell migration and/or adhesion. Notwithstanding the foregoing, Alpha-4 Integrin Products shall not include a product whose half maximal inhibitory concentration is 10 µM or higher. Assays which can be used to assess binding and functional activity include (1) Michael P. Bova, et. al., 2011 “A Label-Free Approach to Identify Inhibitors of a4b7-Mediated Cell Adhesion to MadCAM” J Biomol Screen, June 2011; vol. 16, 5: pp. 536-544; (2) WO 2007/041324 A1 (Example A); (3) WO 2006/127584 A1 (Biological Example A); or (4) Piraino, et. al., 2002 “Prolonged Reversal of Chronic Experimental Allergic Encephalomyelitis Using a Small Molecule Inhibitor of alpha-4 Integrin”, J Neuroimmunol, (2002) vol. 131, pp. 147-159. For the sake of clarity, Alpha-4 Integrin Products include Licensed Products and ELND002.

(f) “Antegren Trademark” shall mean the international equivalents of cancelled U.S. Registration No. 2,063,937.

(g) “Asset Schedules” shall mean the following Schedules to this Agreement: Schedule 1.1(r) (Elan JCV/PML Patents), Schedule 1.1(t)(A) and Schedule 1.1(t)(B) (Elan Patents), Schedule 1.1(jj) (Product Domain Names), Schedule 1.1(ll) (Product Trademarks), Schedule 3.1(b) (Certain Elan Know-how), Schedule 3.1(f) (Certain Regulatory Materials), Schedule 3.1(g) (Transferred License Agreements) and Schedule 3.1(h) (Transferred Contracts).

(h) “Business Day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in Boston, Massachusetts or Dublin, Ireland are required or authorized by law or executive order to be closed.

(i) “Calendar Quarter” shall mean the respective periods of three consecutive calendar months ending on March 31, June 30, September 30 or December 31, for so long as this Agreement is in effect.

(j) “Clinical Trial Applications” shall mean an effective Notice of a Claimed Investigational New Drug Exemption, as defined in Title 21 of the Code of Federal Regulations, on file with the FDA before the commencement of clinical trials of Alpha-4 Integrin Products or JCV Assays in humans, or any comparable filing with any relevant Regulatory Authorities or other governmental entities in any country in the Territory.

(k) “Closing Date Inventory Value Adjustment” means the Closing Date Inventory Value minus the Estimated Closing Date Inventory Value.

(l) “Commercialization” shall mean any and all activities constituting importing, marketing, distributing, offering for sale and selling an Alpha-4 Integrin Product or JCV Assay, and shall include Promotion as well as activities required to fulfill ongoing regulatory obligations, including adverse event reporting. When used as a verb, “Commercialize” shall mean to engage in Commercialization.

(m) “Contractual Rights” shall mean, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, commitment, promise, undertaking, arrangement or understanding, whether written or oral and whether express or implied, or other document or instrument to which or by which such Person is a party or otherwise subject or bound or to which or by which any property, business, operation, asset or right of such Person is subject or bound.

(n) “Controlled” shall mean ownership or the possession by a Party of the ability to grant access to, the right to use, or a license or sublicense, in each case as provided for in this Agreement, without violating the terms of any agreement or other arrangement with any Third Party existing at the time such Party would be required hereunder to grant the other Party such access, right to use or license or sublicense and without such Party incurring any payment obligation unless, but only if and for such time that, the other Party agrees to, and does promptly, reimburse such Party for any such payment obligation incurred by such Party as a result of granting the other Party such access or license or sublicense. “Controlled” shall also mean the past tense of Control.

(o) “Development” shall mean all activities performed with respect to an Alpha-4 Integrin Product or JCV Assay in the Territory until Regulatory Approval of such Alpha-4 Integrin Product or JCV Assay is obtained for the indication under study. “Development” shall include all activities related to preclinical testing, test method development and stability testing, toxicology, formulation, process development, manufacturing scale-up, qualification and validation, quality assurance/quality control, clinical studies, regulatory affairs, statistical analysis and report writing, market research and development and all other pre-approval activities. When used as a verb, “Develop” shall mean to engage in Development.

(p) “Drug Approval Application” shall mean an application to a Regulatory Authority for Regulatory Approval of an Alpha-4 Integrin Product or JCV Assay, including any Marketing Authorization Application, and all amendments and supplements thereto.

(q) “Elan JCV/PML Know-how” shall mean any and all Know-how which is within the Control of Elan or any of its Affiliates as of the Closing Date and: (i) that relates to progressive multifocal leukoencephalopathy (“PML”) or John Cunningham Virus (“JCV”); or (ii) that relates to a JCV Assay.

(r) “Elan JCV/PML Patents” shall mean any and all Patents that are Controlled by Elan or any of its Affiliates as of the Closing Date and: (i) that claim or disclose Elan JCV/PML Know-how; or (ii) that claim or disclose a JCV Assay or any uses of a JCV Assay; or (iii) that otherwise relate to PML or JCV. “Elan JCV/PML Patents” known to be existing as of the Execution Date are listed in Schedule 1.1(r) and Schedule 7.2(q).

(s) “Elan Know-how” shall mean any and all Know-how which is within the Control of Elan or any of its Affiliates as of the Closing Date and is useful to Promote, market, use, Develop, Commercialize, manufacture, sell or import Alpha-4 Integrin Products, including Licensed Products. The term “Elan Know-how” shall also include: (i) Elan’s interests in the Collaboration Inventions (as defined in the Collaboration Agreement); (ii) Elan’s interests in the Know-how and Outside the Scope Inventions (as defined in the Collaboration Agreement) jointly owned by Elan and Biogen Idec pursuant to the Collaboration Agreement; and (iii) the Elan JCV/PML Know-how. The Elan Know-how includes the Know-how listed in Schedule 3.1(b).

(t) “Elan Patents” shall mean any and all Patents that are Controlled by Elan or any of its Affiliates as of the Closing Date and: (i) that claim or disclose Elan Know-how; or (ii) that claim or disclose Alpha-4 Integrin Products or any uses of Alpha-4 Integrin Products, including Licensed Products or any uses of Licensed Products in the Field; or (iii) which otherwise would be infringed by the Development, manufacturing and/or Commercialization of an Alpha-4 Integrin Product, including Licensed Products, by Biogen Idec and its Affiliates. The term “Elan Patents” include: (A) Patents owned solely and exclusively by Elan; (B) Elan’s interest in any Collaboration Invention Patent Rights (as defined in the Collaboration Agreement); (C) Elan’s interest in any Patents owned jointly by the Parties as provided in the Collaboration Agreement; (D) the Elan JCV/PML Patents; and (E) Elan’s interest in Patents owned jointly by Elan and a Third Party. “Elan Patents” known to be existing as of the Execution Date are listed in Schedule 1.1(r), Schedule 1.1(t)(A), Schedule 1.1(t)(B), Schedule 7.2(h), and Schedule 7.2(q).

(u) “EMA” shall mean the European Medicines Agency or any successor agency thereto.

(v) “Estimated Closing Date Inventory Value” means the value of all Transferred Inventory as of the Closing Date, calculated in accordance with the definition of “Closing Date Inventory Value” in Section 4.6(b) in Elan’s reasonable and good faith estimation.

(w) “FDA” shall mean the United States Food and Drug Administration or any successor agency thereto.

(x) “FDCA” shall mean the United States Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder.

(y) “Field” shall mean the diagnosis, treatment or prevention of any medical or disease condition in humans, including multiple sclerosis or inflammatory bowel disease.

(z) “Governmental Order” shall mean any order, writ, judgment, injunction, decree, stipulation, ruling, decision, verdict, determination or award made, issued or entered by or with any governmental authority.

(aa) “Intellectual Property” means all rights, title and interests in and to all proprietary rights of every kind and nature however denominated, throughout the world, including:

(i)	Patents, copyrights, mask work rights, confidential information, trade secrets, database rights, and all other proprietary rights in technology;

(ii)	trademarks, trade names, service marks, service names, brands, trade dress and logos, and any goodwill and activities associated therewith;

(iii)	domain names, rights of privacy and publicity, and moral rights;

(iv)	any and all registrations, applications, recordings, licenses, common-law rights, statutory rights, and contractual rights relating to any of the foregoing; and

(v)	all actions and rights to sue at law or in equity for any past or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom, and all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto.

(bb) “JCV Assay” shall mean any assay or other method, process or procedure to detect exposure to JCV, including by detecting JCV antibodies.

(cc) “Know-how” shall mean all data, inventions, methods, proprietary information, processes, trade secrets, techniques and technology (including Confidential Information as defined in Article 10 of the Collaboration Agreement), whether patentable or not but which are not generally known, including discoveries, formulae, materials, including chemicals (including small molecules and polymers), biological materials (including hybridomas, master cell banks, working cell banks, cDNA libraries and serum samples), practices, methods, knowledge, know-how, processes, experience, test data (including pharmacological, toxicological and clinical information and test data), analytical and quality control data, marketing, pricing, distribution, cost and sales data or descriptions.

(dd) “knowledge” shall mean, solely for purposes of Sections 7.1, 7.2, 7.3 and 7.4 and not for purposes of any other provision of this Agreement, that: (i) with respect to Elan, one or more of the persons listed in Schedule 1.1(dd)(i) (A) has actual knowledge of the fact or other matter at issue or (B) should have had actual knowledge of such fact or other matter assuming the diligent exercise of such individual’s duties as a director, officer or employee of Elan and after reasonable investigation of employees of Elan reasonably expected to have actual knowledge of such fact or matter; and (ii) with respect to Biogen Idec, one or more of the persons listed in Schedule 1.1(dd)(ii) (A) has actual knowledge of the fact or other matter at issue or (B) should have had actual knowledge of such fact or other matter assuming the diligent exercise of such individual’s duties as a director, officer or employee of Biogen Idec or any of its Affiliates and after reasonable investigation of employees of Biogen Idec and its Affiliates reasonably expected to have actual knowledge of such fact or matter.

(ee) “Licensed Product” shall mean any formulation containing as an active constituent (i) a humanized immunoglobulin having complementarity determining regions, as disclosed in U.S. Patent No. 5,840,299 (or any functionally equivalent modification thereof), and heavy and light chain variable frameworks from predominantly human acceptor immunoglobulin; (ii) an antigen-binding fragment of such humanized immunoglobulin having at least ten (10) amino acids; or (iii) any such immunoglobulin or fragment as described in (i) and (ii) or any other fragment comprising the complementarity determining region of such humanized immunoglobulin, fused to another polypeptide fragment or another monomeric or polymeric compound, in each case under clauses (i), (ii), and (iii), which specifically binds to an Alpha-4 Integrin and which has a molecular weight greater than 2,000 Daltons. The term Licensed Product shall, as applicable, include TYSABRI.

(ff) “Marketing Authorization Application” shall mean (i) a marketing authorization application filed with (A) the EMA under the centralized EMA filing procedure or (B) a Regulatory Authority in any European country if the centralized EMA filing procedure is not used to obtain marketing approval; or (ii) any other equivalent or related regulatory submission or application filed with a Regulatory Authority in any country in the Territory outside the EU (including the United States) to gain approval to market an Alpha-4 Integrin Product or JCV Assay in such country, and all amendments and supplements thereto.

(gg) “Net Sales” shall mean, with respect to each country in the Territory, (1) the gross amount invoiced for sales of TYSABRI in such country by Biogen Idec or any of its Affiliates to Third Parties, subject to Section 4.9, and (2) the net royalty amount received by Biogen Idec or any of its Affiliates with respect to sales of TYSABRI in such country pursuant to license or other agreements with Third Parties, subject to Section 4.9, less the following deductions, in each case (A) without duplication, (B) where applicable with respect to the gross amount invoiced, (C) as incurred in relation to sales of TYSABRI following the end of the Stub Period, (D) as incurred in the ordinary course of business in type and amount consistent with good industry practice and (E) except with respect to the uncollectible amounts on previously sold TYSABRI described in clause (ii) below and the pharmaceutical excise taxes described in clause (v) below, as determined in accordance with, and as recorded in revenues under, United States Generally Accepted Accounting Principles:

(i)	sales returns and allowances actually paid, granted or accrued on TYSABRI, including trade, quantity, prompt pay and cash discounts and any other adjustments, including those granted on account of price adjustments or billing errors;

(ii)	credits or allowances given or made for rejection or return of, and for uncollectible amounts on, previously sold TYSABRI or for rebates or retroactive price reductions (including Medicare, Medicaid, managed care and similar types of rebates and chargebacks);

(iii)	to the extent not already deducted or excluded from the gross amount invoiced, taxes, duties or other governmental charges levied on or measured by the billing amount for TYSABRI, as adjusted for rebates and refunds, which, for the avoidance of doubt, shall not include any tax, duty, or other charge imposed on or measured by net income (however denominated), or any franchise taxes, branch profits taxes, or similar tax;

(iv)	to the extent not already deducted or excluded from the gross amount invoiced, customs or excise duties, sales tax, consumption tax, value added tax, and other taxes (except income taxes), as adjusted for rebates and refunds;

(v)	pharmaceutical excise taxes (such as those imposed by the United States Patient Protection and Affordable Care Act of 2010 (Pub. L. No. 111-48) and other comparable laws);

(vi)	charges for freight and insurance directly related to the distribution of TYSABRI, to the extent not already deducted or excluded from the gross amount invoiced, for sales of TYSABRI by Biogen Idec or its Affiliates or permitted sublicensees to Third Parties in the Territory;

(vii)	credits for allowances given or made for wastage replacement for TYSABRI;

(viii)	wholesaler and distributor administration fees; and

(ix)	other similar or customary deductions taken in the ordinary course of business or in accordance with United States Generally Accepted Accounting Principles.

Net Sales shall be determined in accordance with United States Generally Accepted Accounting Principles, except to the extent noted above in clause (E) of the first paragraph of this Section 1.1(gg). Net Sales shall not be imputed to transfers of TYSABRI for use in any clinical trial, for bona fide charitable purposes, for compassionate use, for indigent patient programs or as free TYSABRI samples. Transfers of TYSABRI for charitable purposes, compassionate use, indigent patient programs or as samples shall be consistent with Biogen Idec’s practices with respect to TYSABRI prior to the Execution Date.

Notwithstanding the foregoing, in the event TYSABRI is sold as a component of a Combination Product in any country in the Territory in any Calendar Quarter, Net Sales shall be calculated by multiplying the Net Sales of the Combination Product in such country during such Calendar Quarter (calculated by applying the formula set forth above as if it applied to sales of such Combination Product in such country) by the fraction A/(A+B), where A is the average Net Sales per unit sold of TYSABRI when sold separately in such country during such Calendar Quarter (calculated by determining the Net Sales of TYSABRI in such country during such Calendar Quarter in accordance with the formula set forth above and dividing such Net Sales by the number of units of TYSABRI sold in such country during such Calendar Quarter) and B is the average Net Sales per unit sold of the other active component(s) included in the Combination Product when sold separately in such country during such Calendar Quarter (calculated by determining the Net Sales of such other active component(s) in such country during such Calendar Quarter by applying the formula set forth above as if it applied to sales of such other active component(s) and dividing such Net Sales by the number of units of such other active component(s) sold in such country during such Calendar Quarter). For purposes of calculating the average Net Sales per unit sold of TYSABRI and other active component(s) of a Combination Product in accordance with the above described equation, any of the deductions described in clauses (i) through (ix) above that apply to such Combination Product shall be allocated among sales of TYSABRI and sales of the other active component(s) included in such Combination Product as follows: (1) deductions that are attributable solely to TYSABRI or one of the other active component(s) shall be allocated solely to Net Sales of TYSABRI or such other active component, as applicable, and (2) all other deductions shall be allocated among sales of TYSABRI and sales of the other active component(s) in proportion to Biogen Idec’s reasonable good faith estimate of the fair market value of TYSABRI and the other active component(s). In the event that no separate sales of TYSABRI or any other active component(s) included in a Combination Product are made by Biogen Idec or its Affiliates, Distributors or Third Party Transferees during a Calendar Quarter in which such Combination Product is sold in a country, the average Net Sales per unit sold in the above described equation shall be replaced with Biogen Idec’s reasonable good faith estimate of the fair market value of TYSABRI and each of the other active component(s)

included in such Combination Product. For purposes of this Section 1.1(gg), “Combination Product” shall mean (x) any single product in finished form containing as active ingredients both (A) TYSABRI and (B) one or more other pharmaceutically active compounds or substances; (y) any sale of TYSABRI with another product(s) for a single invoice price; or (z) any sale of TYSABRI as part of a bundle with other product(s) or service(s) (i.e., where TYSABRI and such other product(s) or services are sold for a single invoice price or where a discount, rebate or other amount that reduces the price of TYSABRI is provided in exchange for (or otherwise conditioned upon) the purchase of such other product(s) or services), to the extent not described in clause (x) or (y).

Notwithstanding anything in this Agreement to the contrary, Biogen Idec shall not, and shall cause its Affiliates not to, take any action, or omit to take any action, for the primary purpose of reducing the amount of any Contingent Payment otherwise due to Elan. For the avoidance of doubt, it is understood that any action taken or omitted by Biogen Idec or any of its Affiliates that does not have as its primary purpose a reduction in the amount of any Contingent Payment otherwise due to Elan, may have the effect of reducing the Contingent Payments.

(hh) “Patent(s)” shall mean any and all (i) patents, (ii) pending patent applications, including all provisional applications, substitutions, continuations, continuations-in-part, divisions and renewals, and all patents granted thereon, (iii) all patents-of-addition, reissues, reexaminations and extensions or restorations by existing or future extension or restoration mechanisms, including supplementary protection certificates or the equivalent thereof, (iv) inventor’s certificates, (v) any other form of government-issued right substantially similar to any of the foregoing, and (vi) all United States and foreign counterparts of any of the foregoing.

(ii) “Person” shall mean any individual, person, entity, governmental authority, general partnership, limited partnership, limited liability partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, association, foreign trust or foreign business organization and, when the context so permits, the successors and assigns of such Person.

(jj) “Product Domain Names” shall mean any of the domain names used or intended for use in connection with the Commercialization of Licensed Products in any country in the Territory or in connection with use or Commercialization of a JCV Assay, consisting of the domain names set forth on Schedule 1.1(jj). “Product Domain Names” shall mean, collectively, all of the foregoing domain names.

(kk) “Product NDCs” shall mean the unique, three-segment National Drug Code numbers listed with and published by the FDA to identify any of the Licensed Products.

(ll) “Product Trademark” shall mean any of the trademarks used or intended for use in connection with the Commercialization of Licensed Products in any country in the Territory or in connection with use or Commercialization of a JCV Assay, consisting of the TYSABRI Trademark, the Antegren Trademark and the other trademarks set forth on Schedule 1.1(ll). “Product Trademarks” shall mean, collectively, all of the foregoing trademarks.

(mm) “Promotion” shall mean those activities, including detailing normally undertaken by a pharmaceutical company’s sales force to implement marketing plans and strategies, aimed at encouraging the appropriate use of a particular Alpha-4 Integrin Product or JCV Assay in a specific indication. When used as a verb, “Promote” shall mean to engage in such activities.

(nn) “Prothena Group Company” shall mean Prothena Corporation plc, Neotope Biosciences Limited, Prothena Biosciences Inc., Onclave Therapeutics Limited and any other companies that are, directly or indirectly, subsidiaries of Prothena Corporation plc.

(oo) “Regulatory Approval” shall mean any approvals (including pricing and reimbursement approvals), licenses, registrations or authorizations of, or agreements with, any federal, state or local regulatory agency, department, bureau or other governmental entity, necessary for the marketing and sale of an Alpha-4 Integrin Product or JCV Assay in a regulatory jurisdiction.

(pp) “Regulatory Authority” shall mean any national (e.g., the FDA), supra-national (e.g., the European Commission, the Council of the European Union, or the EMA), regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity in any jurisdiction of the world involved in the granting of Regulatory Approval for TYSABRI or, as applicable, other Alpha-4 Integrin Product or a JCV Assay.

(qq) “Territory” shall mean every country, territory, possession or other political subdivision of the world.

(rr) “Third Party” shall mean any entity other than Elan or Biogen Idec Inc. or their Affiliates.

(ss) “Transactions” shall mean the transactions contemplated by this Agreement.

(tt) “TYSABRI” shall mean any formulation containing as an active constituent the compound that is more fully characterized on Schedule 1.1(tt) to this Agreement, and any biosimilar or branded generic thereof.

(uu) “TYSABRI Business” shall mean the research, Development, making, importing, exporting, distribution, sale, offering for sale, or other Commercialization of TYSABRI.

(vv) “TYSABRI Promotional Materials” shall mean all sales representative training materials and all written, printed, graphic, electronic, audio or video matter related to the marketing or Promotion of TYSABRI, including journal advertisements, sales visual aids, direct mail, direct-to-consumer advertising, internet postings, broadcast advertisements and sales reminder aids (e.g., scratch pads, pens and other such items) intended for use or used by Elan or any of its Affiliates in connection with any Promotion.

(ww) “TYSABRI Trademark” shall mean the trademarks owned by Elan under U.S. Registration Nos. 2899491, 3259576 and 3304389, the international equivalents thereof, or such other trademark, mark or source designating mark and foreign equivalents as may be selected by Biogen Idec and its Affiliates in its sole discretion for use in connection with TYSABRI.

(xx) “VAT” shall mean: (i) any tax, interest or penalties imposed in compliance with the European Council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) (including, in relation to Ireland, value added tax imposed by the Value Added Tax Consolidation Act 2010 and supplemental legislation and regulations); and (ii) any other tax, interest or penalties of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (i) above, or elsewhere.

1.2. Additional Definitions. Each of the following definitions are found in the body of this Agreement as indicated:

Section
Affiliate Transferee	4.9(b)
Agreed Stamp Duty Assumption(s)	4.4(e)(i)
Agreement	Preamble
Allocation	4.7
Alpha-4 Integrin Product Confidential Information	9.6
Alternative Transfer Agreement	4.9(e)(i)(A)
Alternative TYSABRI Transaction	4.9(e)
Applicable Percentage	4.9(a)(i)
Assignment and Assumption Agreement	5.2(c)
Assumed Liabilities	3.3
BIMA	Recitals
Biogen Idec	Preamble
Biogen Idec Disclosure Schedule	7.3
Blocking Prothena IP	3.11(g)
Books and Records	3.1(j)
Cause	3.10(e)
Challenge	4.2(h)
Claim	4.4(e)(iii)
Clearance Date	2.2(a)
Closing	5.1
Closing Date	5.1
Closing Date Inventory Value	4.6(b)
Closing Date Inventory Value Statement	4.8
Code	4.4(c)(ii)
Collaboration Agreement	Recitals

Contingent Payments	4.2(e)
Courts	17.7
Direct Claim	12.4(b)(vi)
Direct Claim Offset Amount	12.4(b)
Disclosure Information	9.5(a)
Distributor	4.9(a)(ii)
DOJ	2.2(b)
EC	2.2(c)
EEA/Switzerland	11.1(a)
EEA/Switzerland Alpha-4 Integrin Restricted Period	11.1(b)
EEA/Switzerland TYSABRI Restricted Period	11.1(a)
Elan	Preamble
Elan Inc.	Preamble
Elan Disclosure Schedule	7.2
Elan Marks	8.4
Excluded Assets	3.2
Excluded Prothena Licenses	3.11(f)
Exclusion Notice	3.4(d)
Execution Date	Preamble
Existing TYSABRI Distributor	4.10(a)(i)
Ex-EEA/Switzerland Alpha-4 Integrin Restricted Period	11.2(b)
Ex-EEA/Switzerland TYSABRI Restricted Period	11.2(a)
FTC	2.2(b)
Improperly Transferred Prothena IP	3.11(f)
Indemnifying Party	12.1(b)(i)
Indemnified Party	12.1(b)(i)
Indemnitees	12.1(a)(i)
In-License	3.1(g)
Initial Contingent Payment Period	4.2(a)
Instrument	4.4(e)(i)
IP Assignments	5.2(b)
Irish Stamp Duty Liability	4.4(e)(ii)
JCV	1.1(q)
LIBOR	12.4(a)(iii)
Licensed Transferred Intellectual Property	8.1(b)
Losses	12.1(a)(ii)
Major Market Countries	4.9(a)(iii)
Minor Market Countries	4.9(a)(iv)
Material Breach Trigger	12.4(b)(ii)
Material Consents	5.2(f)
Merger Control Legislation	2.2(a)
Merger Control Legislation Authorities	2.2(a)
Non-Royalty Consideration	4.9(a)(v)
Notifying Party	7.4
Party/Parties	Preamble
Pending Actions	12.2(a)

PML	1.1(q)
Post-Closing Confidential Information	9.4
Potential Indemnified Party	12.2(b)
Potential Indemnifying Party	12.2(b)
Pre-Closing Confidential Information	9.1
Product Liability Claim	12.1(a)(iii)
Rating Trigger	12.4(b)(ii)
Regulatory Materials	3.1(f)
Required Third Party Consents	3.5
Retained Territory	4.9(a)(vi)
Royalty Consideration	4.9(a)(vii)
SCA	2.2(a)
SDCA	4.4(e)(i)
SEC	9.5(a)
Shared Pre-Closing Losses	12.1(d)
Specified Sections	6.1(a)
Standard Distribution Transaction	4.10(a)(i)
Stub Period	4.6(a)
Term	2.1
Termination Agreement	2.3
Third Party Claim	12.1(a)(iv)
Third Party Claim Offset Amount	12.4(a)
Third Party Infringement Claim	12.1(a)(v)
Third Party Transferee	4.9(a)(x)
Threshold	4.2(d)
Threshold Reduction Amount	4.9(a)(viii)
Threshold Reduction Fraction	4.9(a)(ix)
Transfer Agreement	4.9(c)(i)(A)
Transferred Assets	3.1
Transferred Contracts	3.1(h)
Transferred Intellectual Property	3.1(e)
Transferred Inventory	3.1(i)
Transferred License Agreements	3.1(g)
TYSABRI Activities	12.1(a)(vi)
TYSABRI Employee	2.4(a)(iv)
TYSABRI Material Adverse Change	2.6(b)
TYSABRI Rights	4.9(a)(x)
TYSABRI Transaction	4.9(a)(x)
Upfront Payment	4.1
U.S. HSR Act	2.2(a)
Violation of Law	12.1(a)(vii)

2.	Term of this Agreement; Termination of the Collaboration Agreement.

2.1. Term. This Agreement shall be effective as of the Execution Date and shall, unless earlier terminated in accordance with its terms, remain in effect in perpetuity (the “Term”). The Parties’ obligations under this Section 2, Sections 3.4 through 3.7, Section 3.11(e), Section 3.11(f), Section 3.11(g), Section 4.8, Section 7, Section 9.7, Section 9.8, Section 10, Section 13.1, Section 13.3 and Sections 14 through 17 shall arise on the Execution Date; the other provisions of this Agreement shall not become effective until the Closing Date.

2.2. Merger Control Legislation.

(a) The Parties acknowledge that filings under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “U.S. HSR Act”) and the Spanish Competition Act of 2007 (the “SCA”) are required in connection with the Transactions and filings under comparable merger control legislation in other jurisdictions (collectively with the U.S. HSR Act and the SCA, “Merger Control Legislation”) may be required in connection with the Transactions. Biogen Idec and Elan will consult with each other promptly following the Execution Date with regard to the jurisdictions in which additional filings are required and in which jurisdictions such required filings shall be made. The “Clearance Date” shall mean the date upon which the applicable waiting period under the U.S. HSR Act shall have expired or been terminated with respect to this Agreement and any clearance, consent, decision or other approval has been received, or any applicable waiting period has expired, as is necessary to permit the Transactions to proceed in (i) Spain and (ii) any other jurisdiction where Biogen Idec has determined, after consultation with Elan pursuant to the immediately preceding sentence and upon advice of counsel, any additional filing is required. “Merger Control Legislation Authorities” shall mean all relevant governmental authorities under applicable Merger Control Legislation, including the FTC and DOJ, as defined below.

(b) Biogen Idec and Elan shall each use commercially reasonable efforts to (i) take, or cause to be taken, all actions necessary to make (A) an appropriate filing of a Notification and Report Form pursuant to the U.S. HSR Act with respect to the Transactions no later than one (1) Business Day following the Execution Date, (B) an appropriate filing pursuant to the SCA no later than five (5) days following the Execution Date and (C) any filings required under any other applicable Merger Control Legislation with respect to the Transactions, as determined by Biogen Idec pursuant to Section 2.2(a), as soon as reasonably practicable following the Execution Date, (ii) reply at the earliest practicable date to any requests for information received from the United States Federal Trade Commission (“FTC”) or Antitrust Division of the United States Department of Justice (“DOJ”) pursuant to the U.S. HSR Act or from other Merger Control Legislation Authorities, and (iii) make any permitted request for early expiration or termination of the applicable waiting periods under the U.S. HSR Act and any other applicable Merger Control Legislation as soon as possible. The Parties shall, to the extent reasonably practicable, consult with one another prior to making any filings, responses to inquiries or other contacts with the Merger Control Legislation Authorities concerning the Transactions.

(c) Biogen Idec and Elan shall, in connection with the commercially reasonable efforts referenced in Section 2.2(b), (i) keep the other Party and/or its counsel informed of any communication received by such party from, or given by such party to, the FTC, the DOJ, the European Commission (“EC”), or any other U.S. or foreign Merger Control Legislation Authority; and (ii) permit the other Party and/or its counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ, the EC, or any such other Merger Control Legislation Authority and, to the extent permitted by the FTC, the DOJ, the EC, or such other Merger Control Legislation Authority, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Each Party will bear its own expenses in connection with activities under this Section 2.2. Notwithstanding the foregoing, the Parties’ respective obligations to use their commercially reasonable efforts pursuant to Section 2.2(b) and this Section 2.2(c) shall in no event require either Party to (x) divest any of its businesses or assets or take or agree to take any action or agree to any limitation or restriction on any element of its businesses or assets or (y) defend, or contest, any action or proceeding brought against it by a Merger Control Legislation Authority in connection with the Transactions.

2.3. Termination of the Collaboration Agreement. The Collaboration Agreement shall continue in full force and effect in accordance with its terms until the Closing, subject to the terms of this Agreement. Upon the occurrence of the Closing, the Collaboration Agreement, including all licenses granted thereunder, shall be terminated in its entirety pursuant to the terms of the Termination Agreement substantially in the form set forth in Exhibit B (the “Termination Agreement”). Upon termination of the Collaboration Agreement and thereafter, Biogen Idec and its Affiliates shall have the sole authority for and exclusive rights to the Development, manufacturing and Commercialization of Alpha-4 Integrin Products and JCV Assays in the Territory in accordance with the terms of this Agreement.

2.4. Elan Covenants Prior to Closing.

(a) Until the Closing Date, Elan shall, and shall cause its Affiliates to:

(i)	use commercially reasonable efforts to perform and comply with the terms of Contractual Rights and Regulatory Approvals included in the Transferred Assets;

(ii)	use commercially reasonable efforts to preserve and protect the Patents, Know-how and other Intellectual Property included within the Transferred Assets;

(iii)	notify and consult with Biogen Idec or its designated Affiliate promptly after receipt of any communication between Elan or any Affiliate of Elan and any Regulatory Authority with respect to any Alpha-4 Integrin Product or JCV Assay, or any Regulatory Approval, and before giving any submission to any Regulatory Authority with respect to any Alpha-4 Integrin Product or JCV Assay, or any Regulatory Approval;

(iv)	upon Biogen Idec’s request, cooperate with Biogen Idec and its Affiliates to make accessible to Biogen Idec any of its current or former employees who is, or has been, (A) significantly involved in the Development, manufacture or Commercialization of Alpha-4 Integrin Products or JCV Assays or (B) performing general or administrative functions related to the TYSABRI Business (each such employee, a “TYSABRI Employee”);

(v)	request each TYSABRI Employee who was terminated, resigned, received a termination letter and/or signed a severance agreement on or after November 25, 2012 and prior to the Execution Date to enter into a written agreement with Elan to cooperate and assist with the transition and transfer activities contemplated by this Agreement (including the Transition Plan) during the period beginning on such TYSABRI Employee’s effective date of termination and ending three (3) months after the Closing Date; and

(vi)	use reasonable efforts to cause each current employee who is a TYSABRI Employee (other than the TYSABRI Employees described in Section 2.4(a)(v)) to enter into a written agreement with Elan to cooperate and assist with the transition and transfer activities contemplated by this Agreement (including the Transition Plan) during the period beginning on such TYSABRI Employee’s effective date of termination and ending three (3) months after the Closing Date.

(b) Until the Closing Date, Elan shall not, and shall cause its Affiliates not to, except with the prior written consent of Biogen Idec, which consent shall be granted in Biogen Idec’s sole discretion:

(i)	sell, transfer or mortgage, pledge, lease, license or otherwise dispose of or encumber (or permit to be encumbered) any Transferred Assets, including Transferred Intellectual Property, or transfer any Transferred Intellectual Property to any Prothena Group Company, other than sales or transfers of Transferred Inventory in the ordinary course of business consistent with past practice;

(ii)	commence, settle or compromise any pending or threatened suit, action or claim that relates to any Alpha-4 Integrin Product, JCV Assay or any Transferred Assets; or

(iii)

(x) enter into any new Contractual Right, (y) terminate, modify, fail to enforce or amend any existing Contractual Right, or (z) fail to exercise rights of renewal with respect to any existing Contractual Right that by its terms would otherwise expire, in each case, if such Contractual Right is or would be material to the Development, manufacturing or Commercialization of Alpha-4 Integrin Products or JCV Assays.

(c) Until the Closing Date, Elan shall not, and shall cause its Affiliates not to, except with the prior written consent of Biogen Idec, which consent shall not be unreasonably withheld:

(i)	terminate any TYSABRI Employees without Cause, excluding any TYSABRI Employees who had a termination letter in place on or prior to December 15, 2012. Elan hereby represents and warrants that Schedule 2.4(c)(i) contains a complete and accurate list of all TYSABRI Employees who were employed by Elan on December 15, 2012 and had a termination letter in place on or prior to December 15, 2012, and that no other TYSABRI Employees have been terminated since December 15, 2012.

2.5. [Intentionally omitted.]

2.6. Biogen Idec Right to Terminate.

(a) Biogen Idec shall have the right to terminate this Agreement prior to the Closing by giving notice to Elan if (i) the applicable waiting period under the U.S. HSR Act has not expired or been terminated with respect to this Agreement within seventy-five (75) days after the Execution Date, (ii) the Clearance Date has not occurred within one hundred (100) days after the Execution Date or (iii) a TYSABRI Material Adverse Change occurs after the Execution Date and before the Closing Date.

(b) “TYSABRI Material Adverse Change” means any event, change, fact, condition, circumstance or occurrence that has had or would reasonably be expected to have a material adverse effect on TYSABRI sales or on the Transferred Assets, taken as a whole, including as a result of safety or regulatory matters; provided, however, that no event, change, fact, condition, circumstance or occurrence (by itself or when aggregated or taken together with any and all other events, changes, facts, conditions, circumstances or occurrences) directly or indirectly resulting from or arising out of any of the following shall be deemed to be or constitute a “TYSABRI Material Adverse Change” or be taken into account when determining whether a “TYSABRI Material Adverse Change” has occurred or may, would or could occur: (i) conditions (or changes after the Execution Date in such conditions) in the industry in which the Parties operate; (ii) general economic conditions or conditions in the securities markets, credit markets, currency markets or other financial markets (or changes after the Execution Date in such conditions) with the United States or any other country; (iii) political conditions (or changes after the Execution Date in such conditions) in the United States or any other country; (iv) earthquakes or other natural disasters and other force majeure events in the United States or any other country; (v) the announcement of this Agreement and the Transactions; (vi) the taking of any action required or contemplated by this Agreement,

CONFIDENTIAL INFORMATION OMITTED AND FILED SEPARATELY

WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST

FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 24B-2 UNDER THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED.

ASTERISKS (*) DENOTE SUCH OMISSIONS.

or the failure to take any action prohibited by this Agreement or the pendency or consummation of the Transactions; (vii) changes in applicable law or other legal or regulatory conditions or changes in United States Generally Accepted Accounting Principles or other accounting standards (or the interpretation thereof) (other than changes described in Section 2.6(c)(ii) below); (viii) the occurrence of PML in TYSABRI-treated patients (except to the extent set forth in Section 2.6(c)(i)); (ix) the development, approval and commercialization of other pipeline product candidates that may compete with TYSABRI, including but not limited to BG-12; or (x) changes in government regulations or private third party payors’ reimbursement policies or the default by such parties in the performance of such policies, or the imposition of any health care cost containment or similar measures by a governmental authority (except to the extent set forth in Section 2.6(c)(ii)).

(c) Notwithstanding anything to the contrary contained in this Agreement, each of the following events shall be deemed to be, without limitation, a TYSABRI Material Adverse Change:

(i)	the occurrence of PML in TYSABRI-treated patients unless all of the following are true:

(A)	the average monthly number of additional PML cases during any six (6) month period ending on any date after the Execution Date does not equal or exceed [****];

(B)	(1) if the date on which Biogen Idec gives notice of termination pursuant to Section 2.6(a)(iii) is not more than one hundred (100) days after the Execution Date, the total number of TYSABRI-treated patients who are Anti-JCV Antibody Negative that are or have ever been diagnosed with PML does not exceed [****] as of such date, or (2) if the date on which Biogen Idec gives notice of termination pursuant to Section 2.6(a)(iii) is more than one hundred (100) days after the Execution Date, the total number of TYSABRI-treated patients who are Anti-JCV Antibody Negative that are or have ever been diagnosed with PML does not exceed [****] as of such date;

(C)	the incidence of PML in TYSABRI-treated patients who are Anti-JCV Antibody Positive, have no prior immunosuppressant use and an exposure to TYSABRI of up to 24 months does not equal or exceed [****] per 1,000 TYSABRI-treated patients;

CONFIDENTIAL INFORMATION OMITTED AND FILED SEPARATELY

WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST

FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 24B-2 UNDER THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED.

ASTERISKS (*) DENOTE SUCH OMISSIONS.

(D)	the incidence of PML in TYSABRI-treated patients who are Anti-JCV Antibody Positive, have no prior immunosuppressant use and an exposure to TYSABRI of 25 to 48 months does not equal or exceed [****] per 1,000 TYSABRI-treated patients;

(E)	the incidence of PML in TYSABRI-treated patients who are Anti-JCV Antibody Positive, have prior immunosuppressant use and an exposure to TYSABRI of up to 24 months does not equal or exceed [****] per 1,000 TYSABRI-treated patients; and

(F)	the incidence of PML in TYSABRI-treated patients who are Anti-JCV Antibody Positive, have prior immunosuppressant use and an exposure to TYSABRI of 25 to 48 months does not equal or exceed [****] per 1,000 TYSABRI-treated patients;

in each case as measured by the most recent data available to both Parties and their Affiliates under the Collaboration Agreement; or

(ii)	changes in government regulations or private third party payors’ reimbursement policies or the default by such parties in the performance of such policies, or the imposition of any health care cost containment or similar measures by a governmental authority unless such changes or measures, in the aggregate, would not have decreased by more than 7.5% the worldwide net revenues for TYSABRI (as reported and calculated by the Parties pursuant to the Collaboration Agreement) during the twelve (12) month period preceding the date of implementation of the most recent of such changes or measures (or the most recent twelve (12) month period for which worldwide net revenues for TYSABRI were reported and calculated by the Parties pursuant to the Collaboration Agreement) had such changes or measures been in effect during such twelve (12) month period.

3.	Transfer of Assets.

3.1. Transferred Assets. Subject to the terms and conditions set forth in this Agreement, Elan shall transfer and assign (or cause to be transferred and assigned) to Biogen

Idec (or, with respect to any of the Transferred Assets, any other Affiliate of Biogen Idec designated by Biogen Idec), at the Closing, all right, title and interest of Elan or any Affiliate of Elan in and to the following assets, in each case to the extent not included in the Excluded Assets (the “Transferred Assets”):

(a) the Elan Patents set forth on Schedule 1.1(r), Schedule 1.1(t)(A), Schedule 1.1(t)(B), Schedule 7.2(h) and Schedule 7.2(q), and all rights of action accrued and to accrue under and by virtue thereof, including the right to sue and recover for past infringement of such Elan Patents;

(b) all Elan Know-how, and all rights of action accrued and to accrue under and by virtue thereof, including the right to sue and recover for past infringement or misappropriation of Elan Know-how, including the Know-how listed on Schedule 3.1(b);

(c) the Product Trademarks set forth on Schedule 1.1(ll), together with any goodwill of the business symbolized by the Product Trademarks (or, with respect to any pending applications in the U.S. based on an intent-to-use a Product Trademark, if proof of use has not been filed and accepted by the USPTO, Elan hereby represents and warrants that it is assigning such Product Trademarks to Biogen Idec together with the portion of Elan’s business in connection with which it had a bona fide intent to use the Product Trademark at the time of filing such application), all registrations and applications for the Product Trademarks, and all rights of action accrued and to accrue under and by virtue thereof, including the right to sue and recover for past infringement of the Product Trademarks;

(d) the Product Domain Names set forth on Schedule 1.1(jj);

(e) all other Intellectual Property (including any Elan Patent that is not set forth on Schedule 1.1(r), Schedule 1.1(t)(A), Schedule 1.1(t)(B), Schedule 7.2(h) or Schedule 7.2(q)) that is Controlled by Elan or any of its Affiliates on the Closing Date and used or held for use in connection with the Development, manufacturing or Commercialization of Alpha-4 Integrin Products (including Licensed Products) or JCV Assays, or that otherwise relates to Alpha-4 Integrin Products, JCV Assays, PML or JCV, and all rights of action accrued and to accrue under and by virtue of such Intellectual Property, including the right to sue and recover for past infringement or misappropriation of such Intellectual Property (such other Intellectual Property, together with the Elan Patents set forth on Schedule 1.1(r), Schedule 1.1(t)(A), Schedule 1.1(t)(B), Schedule 7.2(h) or Schedule 7.2(q), Elan Know-how, Product Trademarks and the Product Domain Names, the “Transferred Intellectual Property”);

(f) (i) all regulatory submissions related to Alpha-4 Integrin Products and JCV Assays (including all Clinical Trial Applications and Drug Approval Applications) and all Regulatory Approvals in Elan’s name; (ii) all clinical data, written correspondence with Regulatory Authorities, all written minutes of meetings and memoranda of conversations between Elan (including, to the extent practicable, Elan’s investigators) and Regulatory Authorities, each to the extent they relate to any Alpha-4 Integrin Product, JCV Assay or the regulatory submissions and Regulatory Approvals described in clause (i) of this sentence; (iii) the Product NDCs; and (iv) all data, correspondence and any other information related to the TOUCH™ Prescribing Program or the TYGRIS system (collectively, “Regulatory Materials”), including the Regulatory Materials listed on Schedule 3.1(f);

(g) all Contractual Rights then in effect that are used or held for use by Elan that grant Elan a license to or right to use any Third Party Patent, Know-how or other Intellectual Property for the Development, manufacturing or Commercialization of Alpha-4 Integrin Products or JCV Assays (each such Contractual Right, an “In-License”), and all rights under such In-Licenses, including the In-Licenses set forth on Schedule 3.1(g) (the “Transferred License Agreements”);

(h) all other Contractual Rights then in effect that are primarily used or held for use by Elan in connection with, or that primarily relate or are otherwise necessary to, the Development, manufacturing or Commercialization of Alpha-4 Integrin Products or JCV Assays, and all rights under such Contractual Rights, including the Contractual Rights set forth on Schedule 3.1(h) (the “Transferred Contracts”);

(i) all saleable finished goods inventory of TYSABRI held for sale by Elan (or on behalf of Elan), wherever located (“Transferred Inventory”);

(j) all business, financial (including tax returns relating to pharmaceutical excise taxes paid with respect to sales of TYSABRI prior to the Closing Date, including annual fees due under Section 9008 of the United States Patient Protection and Affordable Care Act of 2010 (Pub. L. No. 111-48) and other comparable laws), accounting, manufacturing, technical or regulatory records, correspondence, lists (including all customer, distributor, supplier and mailing lists), drawings, notebooks (including laboratory notebooks), specifications, creative materials, marketing plans, government contracts (including tender information and pricing or reimbursement agreements), advertising, marketing and promotional materials (including TYSABRI Promotional Materials) and other books and records whether written or electronically stored or however otherwise recorded, maintained or stored (including in each case all copies thereof and all rights in and to the information contained therein), in each case that are primarily used or held for use in or are otherwise necessary to, or were generated primarily with respect to, the Development, manufacturing or Commercialization of Alpha-4 Integrin Products or JCV Assays, including all embodiments of the Elan Know-how and the file wrappers for the Elan Patents in the possession of Elan or Elan’s patent counsel as of the Closing Date (collectively, the “Books and Records”); provided, however, that to the extent any such Books and Records are not exclusively related to the Development, manufacturing or Commercialization of Alpha-4 Integrin Products or JCV Assays, Elan will deliver copies of such Books and Records (redacted with respect to the portions thereof which do not primarily relate to the Development, manufacturing or Commercialization of Alpha-4 Integrin Products or JCV Assays) and retain the original Books and Records and make such original Books and Records available to Biogen Idec upon request; provided, further, that, notwithstanding the foregoing, Elan may retain hard copy or electronic duplicates of the Books and Records; and

(k) all other assets and rights of Elan and its Affiliates of whatever kind and nature, tangible or intangible, owned, leased, licensed, used or held for use or licensed by or on behalf of Elan and its Affiliates on the Closing Date, other than real property, that are primarily used or held for use in connection with, or are otherwise necessary to, the Development, manufacturing or Commercialization of Alpha-4 Integrin Products or JCV Assays.

3.2. Excluded Assets. For the avoidance of doubt, Biogen Idec acknowledges and agrees that Elan is not transferring, assigning or delivering to Biogen Idec any right, title or interest in, to or under any of the Excluded Assets, and the Excluded Assets shall remain the property of Elan. For purposes of this Agreement, “Excluded Assets” means:

(a) all real property, computers (but not any Transferred Intellectual Property or Books and Records stored electronically therein), automobiles, fixtures or equipment leased or owned by Elan;

(b) subject to Section 4.6, all accounts receivable, notes receivable and similar rights to receive payments of Elan;

(c) all cash and cash equivalents;

(d) any personnel records maintained by Elan, tax returns (other than copies of tax returns relating to pharmaceutical excise taxes paid with respect to sales of TYSABRI prior to the Closing Date, including annual fees due under Section 9008 of the United States Patient Protection and Affordable Care Act of 2010 (Pub. L. No. 111-48) and other comparable laws), records (including accounting records) relating to taxes paid or payable by Elan, and financial and tax records relating to the Alpha-4 Integrin Products or JCV Assays that form part of Elan’s general ledger or otherwise constitute accounting records, including the original Books and Records retained by Elan in accordance with Section 3.1(j) (but no other Books and Records);

(e) any Contractual Rights between Elan and any of its employees;

(f) all property in the nature of software programs, source code and object code owned or licensed by Elan or any of its Affiliates;

(g) goodwill held by Elan, if any, that would be subject to the taxes described in Section 4.4(d) or 4.4(e) if it were a Transferred Asset; and

(h) any assets listed on an Exclusion Notice described in Section 3.4(d) below.

3.3. Assumed Liabilities. At the Closing, Biogen Idec shall assume and shall satisfy and discharge when due in accordance with their respective terms and subject to the respective conditions thereof, only the liabilities and obligations under the Transferred Contracts or the Transferred License Agreements or imposed on the holder of a Regulatory Approval, in each case, to the extent such liabilities and obligations relate to obligations required to be performed on or after the Closing Date (all such liabilities and obligations, the “Assumed Liabilities”).

Subject to Section 4.6 and Section 12, neither Biogen Idec nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge or have any responsibility for, any liabilities or obligations of Elan other than the Assumed Liabilities.

3.4. Updating and Supplementing the Asset Schedules; Exclusion of Assets.

(a) If Elan becomes aware at any time after the Execution Date that any Asset Schedule omits an item that should have been included, Elan shall (including after the Closing) offer an updated or supplemental Asset Schedule to Biogen Idec containing such item(s), which Biogen Idec may, but is not required to, accept.

(b) Within sixty (60) days after the Execution Date, but in any event no later than the Closing Date (or with respect to any item later added to the Asset Schedules in accordance with Section 3.4(a), at the time such item is added), Elan shall provide Biogen Idec with a true, correct and complete copy of any Regulatory Materials, In-License or Contractual Right listed on Schedule 3.1(f), Schedule 3.1(g) or Schedule 3.1(h) or, if such Regulatory Materials, In-License or Contractual Right is in oral form, a complete written description thereof. At such time Elan shall also describe in writing, with respect to each item included on the Asset Schedules, any required consent or other impediment to the transfer of such item to Biogen Idec or any Affiliate pursuant to this Agreement.

(c) Elan shall promptly provide additional due diligence information with respect to each item listed on the Asset Schedules as Biogen Idec may reasonably request. Elan shall supply such information as soon as reasonably practicable and in any event within fifteen (15) days of Biogen Idec’s written request therefor.

(d) Within thirty (30) days after the Execution Date (or with respect to any Regulatory Materials, Contractual Right or In-License Elan later added to the Asset Schedules in accordance with Section 3.4(a), thirty (30) days after such item was added) or, if later, thirty (30) days after receipt of a true, complete and correct copy of the applicable Regulatory Materials, Contractual Right or In-License, Biogen Idec may provide (including after the Closing) written notice to Elan that it desires to exclude any Regulatory Materials, Contractual Right or In-License listed thereon from the Transferred Assets (each such notice, an “Exclusion Notice”).

3.5. Consents. Elan shall, and shall cause its Affiliates to, use, both prior to and after the Closing Date, commercially reasonable efforts to obtain, and Biogen Idec shall, and shall cause its Affiliates to, use commercially reasonable efforts to assist and cooperate with Elan and its Affiliates in connection therewith, all necessary consents to the assignment and transfer of any Transferred Asset to Biogen Idec (and the subsequent assignment by and transfer from Biogen Idec to any of its designated Affiliates, in Biogen Idec’s sole discretion) that is not assignable or transferable without the consent of any Third Party (such consents, the “Required Third Party Consents”). With respect to any such Transferred Asset, after the Closing Date and until the requisite consent is obtained and the foregoing is transferred and assigned to Biogen Idec or an Affiliate, Elan, to the extent permitted by applicable law, shall (or shall cause its Affiliates to) provide to Biogen Idec or its Affiliates, at no cost or expense, the benefits thereof

(or substantially comparable benefits) and shall enforce, at the request of and for the account of Biogen Idec or its Affiliate, any rights of Elan or its Affiliates arising thereunder against any Third Party, including the right to elect to terminate in accordance with the terms thereof upon the advice of Biogen Idec. If Biogen Idec or its Affiliate is provided with benefits of any such Transferred Asset, then, to the extent permitted by applicable laws and the terms of any applicable Contractual Right or Regulatory Approval, Biogen Idec shall, or shall cause its Affiliate to, perform, at the request of Elan, the obligations of Elan thereunder.

3.6. Due Diligence. Elan shall, and shall cause its Affiliates to, promptly provide to Biogen Idec such information as Biogen Idec or its Affiliates may reasonably request with respect to the Alpha-4 Integrin Products, JCV Assays or Transferred Assets, before and after the Closing. Elan shall permit Biogen Idec and its Affiliates to have access (at reasonable times and upon reasonable notice) to all relevant employees of Elan and to all of the Transferred Assets and to make copies as Biogen Idec may reasonably request.

3.7. Regulatory Cooperation. Elan shall notify the appropriate Regulatory Authorities and take any other action reasonably necessary to effect the transfer of ownership of the Regulatory Materials. Elan shall notify and consult with Biogen Idec or its designated Affiliate promptly after receipt of any communication between Elan and any Regulatory Authority with respect to any such transfer, and before giving any submission to any Regulatory Authority with respect to any such transfer. If ownership of any Regulatory Materials cannot be transferred to Biogen Idec in any country, to the extent permitted by applicable law, Elan hereby grants to Biogen Idec and its designated Affiliates a permanent, exclusive and irrevocable right of access and reference to such Regulatory Materials for Alpha-4 Integrin Products and JCV Assays in such country. If such right of access and reference is not sufficient to permit Biogen Idec and its Affiliates to file a Drug Approval Application and receive Regulatory Approval or to Develop, make, market, use or sell an Alpha-4 Integrin Product or JCV Assay, Elan shall provide Biogen Idec and its designated Affiliates with the complete data package that Elan used in regulatory submissions in such country in order to allow Biogen Idec and its Affiliates to file such Drug Approval Applications and to receive Regulatory Approval in its own name. In addition, if in any country the transfer of the Regulatory Approval necessary for Biogen Idec or its designated Affiliate to commercialize TYSABRI in such country is not (or is not expected to be) effective on the Closing Date, then the Parties will work together in good faith to enter into a promotion agreement (in a mutually agreed form of a distribution, agency or other arrangement) that would permit Biogen Idec or its designated Affiliate the exclusive right to commercialize TYSABRI in the applicable country from and after the Closing until such Regulatory Approval is transferred.

3.8. Transfer of Inventory. On the Closing Date, Elan Inc. shall consummate the sale of the Transferred Inventory by delivering possession of the Transferred Inventory to Biogen Idec or to its Affiliate designated to purchase and/or receive the Transferred Inventory.

3.9. Transfer of Know-How and Books and Records. As soon as reasonably practicable following the Closing and in accordance with the Transition Plan, Elan shall deliver to Biogen Idec or its designated Affiliate, in electronic or hard copy format, the Elan Know-how and the Books and Records. If any of the embodiments of the Elan Know-how or any of the Books and Records contain proprietary information of Elan that is not Elan Know-how, then

Elan shall be permitted to redact such information prior to delivering such embodiment or such Books and Records to Biogen Idec or its designated Affiliate.

3.10. Transition.

(a) In order to effect an orderly transition of all Development and Commercialization activities to Biogen Idec and to facilitate the transfer of the Transferred Assets and other rights assigned or licensed to Biogen Idec under this Agreement: (i) Elan shall make its personnel, and shall cause its Affiliates to make their personnel, available to Biogen Idec and its designated Affiliates as reasonably requested by Biogen Idec from time to time; (ii) the Parties agree to comply with the provisions of the Transition Plan, which is attached hereto as Exhibit C; and (iii) each Party shall appoint one individual to have primary responsibility and oversight for, and to serve as the primary point of contact regarding, the transition and transfer activities contemplated by this Agreement (including the Transition Plan) after the Closing.

(b) Each Party shall bear its own costs in performing its obligations under this Agreement (including the Transition Plan).

(c) Biogen Idec hereby grants to Elan (and shall cause its Affiliates to grant to Elan), a worldwide, non-exclusive, non-royalty-bearing license, without the right to sublicense, under the Transferred Assets solely to the extent necessary to perform its obligations under this Agreement (including the Transition Plan).

(d) As soon as reasonably practicable following the Closing (and, in any event, no later than twenty (20) Business Days after the Closing Date), Elan shall return to Biogen Idec any and all proprietary materials transferred by Biogen Idec to Elan pursuant to Section 4.9 of the Collaboration Agreement.

(e) After the Closing, Elan shall not, and shall cause its Affiliates not to, without the prior consent of Biogen Idec (which consent shall be granted in Biogen Idec’s sole discretion) terminate any TYSABRI Employee other than for Cause prior to the completion of the transition and transfer activities contemplated by this Agreement (including the Transition Plan) with respect to which such TYSABRI Employee has or had relevant experience or knowledge. For purposes of this Agreement, “Cause” shall mean, with respect to a TYSABRI Employee, any of the following: (i) willful breach, habitual neglect, or poor performance of such TYSABRI Employee’s job duties and responsibilities, as determined by Elan in its sole discretion; (ii) such TYSABRI Employee’s conviction (or the entry of a guilty plea or plea of nolo contendre) of any crime, excluding minor traffic offenses; (iii) commission of an act of dishonesty or breach of fiduciary duty by such TYSABRI Employee; (iv) commission of a material violation of any of the personnel policies of Elan by such TYSABRI Employee, including but not limited to, violations of Elan’s confidentiality or stock trading policies or its policies against any form of harassment; or (v) any action or omission by such TYSABRI Employee, which, as reasonably determined by Elan, is contrary to the business interest, reputation or goodwill of Elan.

3.11. Further Assurances.

(a) From and after the Closing Date, upon the request of either Party, the other Party will perform, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonably required or appropriate to carry out the Transactions, including the transfer and assignment of the Transferred Intellectual Property.

(b) To the extent Elan cannot transfer and assign any of the Transferred Intellectual Property, or any portion thereof, as of the Closing, then Elan will assign and transfer such Transferred Intellectual Property at the first opportunity to do so. To the extent further transfer or assignment of any Transferred Intellectual Property is required and Elan has not executed and returned the form of assignment reasonably requested by Biogen Idec to Biogen Idec within twenty (20) Business Days of the delivery of such assignment to Elan, then Elan hereby irrevocably appoints Biogen Idec as its attorney-in-fact with the right, authority and ability to execute and enter into such assignment on behalf of Elan. Elan stipulates and agrees that such appointment is a right coupled with an interest and will survive the incapacity or unavailability of Elan at any future time. To the extent that any Transferred Intellectual Property cannot be assigned and transferred by Elan, then Elan hereby grants Biogen Idec an irrevocable, worldwide, fully-paid up, royalty-free, exclusive license, with the right to sublicense, to make, use, sell, improve, reproduce, distribute, perform, display, transmit, manipulate in any manner, create derivative works based upon, and otherwise exploit or utilize in any manner the Transferred Intellectual Property. In addition, Elan hereby releases, discharges, and covenants not to assert against Biogen Idec and its Affiliates, officers, directors, employees, contractors, customers, agents, representatives, assignees, licensees, partners, joint venturers, and distributors all claims, causes, obligations, rights of action, or liabilities of any kind or nature, whether now existing or hereinafter arising, and whether known or unknown arising from or relating to Transferred Intellectual Property.

(c) Elan will not take any action that is designed or intended to have the effect of discouraging any licensor, supplier, distributor, independent contractor or customer of Elan or other Third Party with whom Elan has a relationship relating to any Alpha-4 Integrin Product or JCV Assay from maintaining the same relationship with Biogen Idec and its Affiliates after the Closing as such Third Party maintained prior to the Closing or from entering into a new business relationship or expanding the scope of a business relationship with Biogen Idec and its Affiliates. Elan will refer all customer and other Third Party inquiries relating to Alpha-4 Integrin Products and JCV Assays to Biogen Idec from and after the Closing Date.

(d) From and after the Closing Date, Biogen Idec shall afford to Elan and its accountants, counsel and other representatives reasonable access, upon reasonable notice during normal business hours, to all Books and Records as Elan may reasonably request for purposes of tax, accounting, regulatory and legal compliance or for purposes of prosecuting or defending litigation.

(e) Before and after the Closing, each Party shall, and shall cause its Affiliates, to cooperate with and provide the other Party, and its Affiliates, such information as the other Party may reasonably request with respect to preparing any securities filings or public disclosures that may be required to be made by the other Party or any of its Affiliates in connection with the Transactions.

(f) If, at any time, either Party determines that any right, title or interest in, to or under any Patent, Know-how or other Intellectual Property was transferred by Elan to any Prothena Group Company prior to the Closing and such Patent, Know-how or other Intellectual Property would have been “Transferred Intellectual Property” under this Agreement had such Patent, Know-how or other Intellectual Property been Controlled by Elan on the Execution Date or Closing Date (such Patent, Know-how or other Intellectual Property, the “Improperly Transferred Prothena IP”), Elan shall, at its own expense, use commercially reasonable efforts to exercise any rights granted to Elan under any agreement between Elan and such Prothena Group Company to acquire any right, title or interest in, to or under such Improperly Transferred Prothena IP to acquire from such Prothena Group Company any right, title or interest in, to or under such Improperly Transferred Prothena IP reasonably requested by Biogen Idec, and Elan shall transfer and assign to Biogen Idec any such rights, title and interests acquired from such Prothena Group Company for no additional consideration. If (i) Elan is unable to acquire from such Prothena Group Company any right, title or interest in, to or under such Improperly Transferred Prothena IP reasonably requested by Biogen Idec and (ii) Biogen Idec subsequently acquires such right, title or interest, Elan will reimburse Biogen Idec for all reasonable cost and expenses incurred by Biogen Idec in such acquisition. This Section 3.11(f) shall not apply to the licenses granted by Elan to Neotope Biosciences Limited pursuant to the Intellectual Property License and Conveyance Agreement among Neotope Biosciences Limited, Elan and Elan Inc., dated as of December 20, 2012, and the Amended and Restated Intellectual Property License and Contribution Agreement among Neotope Biosciences Limited, Elan and Elan Inc., dated as of December 20, 2012, to use antibodies 6F10, 5E10, 5D8 and 8G9, which specifically bind ELND-002, solely for research purposes relating to certain research projects defined in such agreements (such licenses, the “Excluded Prothena Licenses”).

(g) If, at any time, either Party determines that any Patent or other Intellectual Property (other than Know-how) that is necessary or useful to, or any Know-how that is necessary to, Develop, make, have made, use, market, sell, distribute, export, import, offer for sale, have sold, or distributed or imported any Alpha-4 Integrin Product or JCV Assay, or that relates to PML or JCV, was discovered, developed, conceived or reduced to practice prior to the Closing pursuant to or in connection with any agreement between Elan and any Prothena Group Company, and such Patent, Know-how or other Intellectual Property was not included in the Transferred Intellectual Property assigned to Biogen Idec at the Closing (such Patent, Know-how or other Intellectual Property, the “Blocking Prothena IP”), then Elan shall, at its own expense, use commercially reasonable efforts to exercise any rights granted to Elan under any agreement between Elan and such Prothena Group Company to acquire any right, title or interest in, to or under such Blocking Prothena IP to acquire from such Prothena Group Company any right, title or interest in, to or under such Blocking Prothena IP reasonably requested by Biogen Idec, and Elan shall transfer and assign to Biogen Idec any such rights, title and interests acquired from such Prothena Group Company for no additional consideration. If (i) Elan is unable to acquire from such Prothena Group Company any right, title or interest in, to or under such Blocking Prothena IP reasonably requested by Biogen Idec and (ii) Biogen Idec subsequently acquires such right, title or interest, Elan will reimburse Biogen Idec for all reasonable cost and expenses incurred by Biogen Idec in such acquisition. This Section 3.11(g) shall not apply to the Excluded Prothena Licenses.

(h) Elan hereby assigns to Biogen Idec, as of the Closing and to the extent permitted by applicable law, all of Elan’s rights under any confidentiality, proprietary information and/or invention agreement, or any similar agreement, between Elan and any TYSABRI Employee, including the TYSABRI Employees set forth on Schedule 3.11(h), with respect to any Alpha-4 Integrin Product Confidential Information, any Transferred Intellectual Property or any Patent, Know-how or other Intellectual Property that would have been “Transferred Intellectual Property” under this Agreement if it had been Controlled by Elan on Closing Date; provided, however, that, if the assignment of any such rights is not permitted by applicable law, Elan shall, at the request of Biogen Idec, enforce such rights for the benefit of Biogen Idec. Biogen Idec shall reimburse Elan for any costs and expenses that Elan incurs with respect to enforcing such rights for the benefit Biogen Idec; provided, however, that if such enforcement is necessary because of Elan’s negligence prior to the Closing, Elan shall bear such costs and expenses.

4.	Consideration.

4.1. Upfront Payment. Subject to the terms and conditions of this Agreement, Biogen Idec shall make a one-time payment to Elan at the Closing of three billion, two hundred forty-nine million dollars ($3,249,000,000) plus the Estimated Closing Date Inventory Value set forth in the statement referred to in the first sentence of Section 4.8 (together, the “Upfront Payment”), which payment shall be irrevocable, non-refundable and non-creditable toward any other payments due to Elan.

4.2. Contingent Payments.

(a) Subject to the terms and conditions of this Agreement, Biogen Idec or its designated Affiliates shall pay to Elan, with respect to aggregate Net Sales in all countries in the Territory during the twelve (12) month period beginning on the first day of the first full calendar month after the Closing Date (the “Initial Contingent Payment Period”), twelve percent (12%) of aggregate Net Sales during such period in all countries in the Territory.

(b) Subject to the terms and conditions of this Agreement, Biogen Idec or its designated Affiliates shall pay to Elan, with respect to aggregate Net Sales in all countries in the Territory during the period (if any) beginning on the first day after the end of the Initial Contingent Payment Period and ending on December 31, 2014, the following amounts:

(i)	eighteen percent (18%) of the portion of aggregate Net Sales during such period in all countries in the Territory less than or equal to the Threshold; plus

(ii)	twenty-five percent (25%) of the portion of aggregate Net Sales during such period in all countries in the Territory greater than the Threshold.

(c) Subject to the terms and conditions of this Agreement, Biogen Idec or its designated Affiliates shall pay to Elan, with respect to aggregate Net Sales in all countries in the Territory during calendar year 2015 and each calendar year thereafter in the Term, the following amounts:

(i)	eighteen percent (18%) of the portion of aggregate Net Sales during such period in all countries in the Territory less than or equal to the Threshold; plus

(ii)	twenty-five percent (25%) of the portion of aggregate Net Sales during such period in all countries in the Territory greater than the Threshold.

By way of example only, if the Net Sales in calendar year 2015 were $2.5 billion, the amount owed pursuant to this Section 4.2(c) would be the sum of (A) 18% of $2.0 billion (or $360 million) and (B) 25% of $500 million (or $125 million), for a total of $485 million.

(d) For purposes of Section 4.2(b) and Section 4.2(c), “Threshold” shall mean:

(i)	with respect to the period beginning on the first day after the end of the Initial Contingent Payment Period and ending on December 31, 2014, the amount set forth below opposite the first full calendar month that occurs after the end of the Initial Contingent Payment Period, as reduced from time to time, effective upon the consummation of any TYSABRI Transaction in a Major Market Country with a Third Party Transferee pursuant to Section 4.9(c)(ii)(B); and

March 2014	$1,666,666,666.67
April 2014	$1,500,000,000.00
May 2014	$1,333,333,333.33
June 2014	$1,166,666,666.67
July 2014	$1,000,000,000.00
August 2014	$833,333,333.33
September 2014	$666,666,666.67
October 2014	$500,000,000.00
November 2014	$333,333,333.33
December 2014	$166,666,666.67

(ii)	with respect to calendar year 2015 and each calendar year thereafter during the Term, two billion dollars ($2,000,000,000), as reduced from time to time, effective upon the consummation of any TYSABRI Transaction in a Major Market Country with a Third Party Transferee pursuant to Section 4.9(c)(ii)(B).

(e) For purposes of this Agreement, “Contingent Payments” shall mean the payments payable to Elan under Section 4.2. No Contingent Payments will be payable with respect to sales between or among Biogen Idec and its Affiliates.

(f) If, during the Term, Biogen Idec reasonably determines in good faith that, in order to avoid infringement of any Patent of any Third Party, it is necessary to (i) obtain a license from such Third Party in order for Biogen Idec or any of its Affiliates, distributors or licensees to make, have made, use, market, sell, distribute, export, import, offer for sale, or have sold, distributed or imported, TYSABRI in any country in the Territory and (ii) pay royalties or other monetary consideration to such Third Party under such license, then the Contingent Payments shall be reduced by an amount equal to fifty percent (50%) of the amount payable by Biogen Idec or its Affiliate to such Third Party under such license, but only to the extent that such amount is paid in consideration of a license to make, have made, use, market, sell, distribute, export, import, offer for sale, or have sold, distributed or imported TYSABRI. Any such amounts that Biogen Idec is not able to reduce in a Calendar Quarter will be carried forward for reductions against Contingent Payments in subsequent Calendar Quarters. For the sake of clarity, the Contingent Payments shall not be reduced pursuant to this Section 4.2(f) with respect to any amounts paid by Biogen Idec or its Affiliate to a Third Party under the Transferred License Agreements or any licenses held by Biogen Idec or its Affiliates prior to the Closing Date.

(g) [Intentionally omitted.]

(h) If, during the Term, Elan challenges under any court Action, or before any patent office, in any country in the Territory, the validity, patentability, enforceability, scope or non-infringement of any Elan Patent or any other Patent Controlled by Biogen

Idec or any of its Affiliates that (i) claims an Alpha-4 Integrin Product or any uses of Alpha-4 Integrin Products, (ii) claims a JCV Assay or any uses of a JCV Assay, or (iii) otherwise relates to PML or JCV, or initiates a reexamination of any such Patent, or assists any Third Party to conduct any of the foregoing activities (each, a “Challenge”), then the Net Sales in such country shall thereafter be excluded from the calculation of the Contingent Payments. Elan will notify Biogen Idec at least thirty (30) days prior to initiating any such Challenge.

4.3. Payment Terms.

(a) Biogen Idec or its designated Affiliates shall make Contingent Payments to Elan with respect to each Calendar Quarter within sixty (60) days after the end of such Calendar Quarter, and each such Contingent Payment shall be accompanied by a report identifying the Net Sales for such Calendar Quarter and the amount payable to Elan. All Contingent Payments not made when due shall bear interest, calculated from the date such Contingent Payment was due, at the rate of two percent (2%) over the prime rate of interest as published in the weekly Federal Reserve H.15 Bulletin, or any successor bulletin thereto. Biogen Idec shall, as soon as reasonably practicable after the end of each calendar year, recalculate the Contingent Payments for such calendar year based on changes to Net Sales that arose as a result of the preparation of the audited financial statements for Biogen Idec and its Affiliates for such calendar year and issue a final report to Elan for such calendar year. If the amount of the Contingent Payments for such calendar year as recalculated exceeds the amount of Contingent Payments actually paid by Biogen Idec pursuant to Section 4.2 for such calendar year, Biogen Idec will pay Elan the amount of such excess as soon as reasonably practicable. If the amount of the Contingent Payments for such calendar year actually paid by Biogen Idec pursuant to Section 4.2 exceeds the amount of Contingent Payments as recalculated, the amount of such excess will be applied against the payment of the next Contingent Payment thereafter until such excess has been applied in full.

(b) If Net Sales in any Calendar Quarter during the Term are less than zero (as a result of returns or recalls of TYSABRI or any other circumstance), then Biogen Idec will not be obligated to make Contingent Payments to Elan for such Calendar Quarter, and for purposes of calculating Contingent Payments with respect to the fourth Calendar Quarter of such year, Net Sales for such fourth Calendar Quarter shall be reduced by the aggregate amount of negative Net Sales in each Calendar Quarter of such year in which Net Sales are less than zero. If, as a result of such reduction, the aggregate Net Sales with respect to such fourth Calendar Quarter are less than zero, then, for purposes of calculating Contingent Payments with respect to the first Calendar Quarter of the next succeeding year, Net Sales for such first Calendar Quarter shall be reduced by the amount of negative Net Sales in the fourth Calendar Quarter of the immediately preceding year.

(c) Each payment under this Agreement shall be made by electronic transfer in immediately available funds via either a bank wire transfer, an ACH (automated clearing house) mechanism, or any other means of electronic funds transfer, at Biogen Idec’s election, to such bank account as Elan shall designate in a notice at least five (5) Business Days before the payment is due.

(d) All payments due under this Agreement shall be made in United States dollars. Whenever, for the purposes of calculating Contingent Payments, conversion from any foreign currency will be required, all amounts will first be calculated in the currency of sale and then converted into United States dollars by applying the monthly average rate of exchange calculated by using the foreign exchange rates published in Bloomberg during the applicable month starting two (2) Business Days before the beginning of such month and ending two (2) Business Days before the end of such month as utilized by Biogen Idec, in accordance with generally accepted accounting principles, fairly applied and as employed on a consistent basis throughout Biogen Idec’s operations. For the avoidance of doubt, for all purposes in this Agreement, any hedging or derivatives transaction engaged in by Biogen Idec with respect to sales of TYSABRI shall be disregarded.

(e) If, at any time, legal restrictions prevent the prompt remittance of part or all Contingent Payments with respect to any country in the Territory where TYSABRI is sold, Contingent Payments shall continue to be accrued in such country and Net Sales in such country shall continue to be reported, but such Contingent Payments will not be paid until they may be removed from the country or, at Elan’s request, shall be paid in the local currency into a local bank designated by Elan for the account of Elan. If such Contingent Payments are accrued, then at such time as Biogen Idec is able to remove currency from such country it shall also remove and pay such Contingent Payments accrued on Elan’s behalf.

4.4. Tax Matters.

(a) VAT. In this Agreement the amount of any payment for a supply of goods or services or the value of any supply (including the value of any supply referred to in calculating any sum due under this Agreement) made or deemed to be made pursuant to this Agreement shall be taken to be exclusive of any VAT properly chargeable on the supply and the amount of such VAT properly chargeable shall be paid by Biogen Idec in addition to any payment due under this Agreement or, if no payment is due, the amount of such VAT properly chargeable shall be paid at the time the supply is made or a VAT invoice is issued, whichever is earlier. The Parties acknowledge and agree that no VAT liability is expected to arise on any supplies of goods or services arising under this Agreement based, in particular, on the representations and warranties included in Sections 7.2(ee), 7.3(c) and 7.3(d). Notwithstanding the above or anything to the contrary herein, if either Party determines that VAT is properly chargeable by reason of a misrepresentation by Biogen Idec in Section 7.3(c) and 7.3(d) in respect of the supply of goods or services arising under, or as a result of, this Agreement, the relevant amounts to be paid by Biogen Idec shall be increased by the amount of such VAT properly chargeable. If either Party determines that VAT is properly chargeable due to the actions of Elan or by reason of a misrepresentation by Elan (including a misrepresentation by Elan in Section 7.2(ee)), then the amount of such VAT properly chargeable shall be paid by Elan, provided that if such amount is recoverable in whole or in part by Biogen Idec, then Biogen Idec shall take all necessary steps to recover such amount and, as soon as practicable after receipt by Biogen Idec of any recovered amount, Biogen Idec shall pay to Elan such recovered amount.

(b) Tax Cooperation. The Parties agree to cooperate with respect to the preparation of, and to produce on a timely basis, any tax forms, reports or other documentation, including an original IRS Form W-8BEN (claiming an exemption from withholding under the US/Irish income tax treaty with respect to the Upfront Payment and the Contingent Payments), reasonably requested by the other Party in connection with this Agreement. Elan shall prepare and deliver to Biogen Idec a complete, accurate and original IRS Form W-8BEN for the Upfront Payment no later than ten (10) days prior to the Closing Date. If there is a change in the beneficial owner or in the corporate status of Elan, or a change in any tax forms previously requested by Biogen Idec in connection with this Agreement, (i) Elan shall notify Biogen Idec of such change in beneficial owner or status, or Biogen Idec shall notify Elan of such change in tax forms, within five (5) Business Days after such change and (ii) Elan shall provide to Biogen Idec an updated Form W-8BEN and any other tax forms reasonably requested by Biogen Idec at least five (5) Business Days prior to the next Contingent Payment due date and, in any event, no later than thirty (30) days following such change. Each Party further agrees to provide reasonable cooperation to the other Party, at the other Party’s expense, in connection with any official or unofficial tax audit or contest relating to payments made by Biogen Idec to Elan under this Agreement.

(c) Withholding Tax Matters.

(i)

The Parties shall cooperate with one another and use reasonable commercial efforts, subject to applicable law, to minimize obligations for any and all income or other taxes required by applicable law to be withheld or deducted from the Upfront Payment or any of the Contingent Payments made by or on behalf of Biogen Idec or any of its Affiliates hereunder. In the event the Upfront Payment or any of the Contingent Payments are subject to withholding taxes under the laws of any jurisdiction, (A) Biogen Idec or its Affiliate, as applicable, shall deduct and withhold the amount of such taxes for the account of Elan to the extent required by law, (B) Biogen Idec or its Affiliate, as applicable, shall pay the amount of such taxes to the proper governmental authority, and (C) Elan shall take all necessary steps to obtain a refund, credit or other relief from such taxes from the relevant governmental authority. As soon as practicable after any payment of taxes by Biogen Idec or any of its Affiliates to a governmental authority pursuant to this Section 4.4(c)(i), Biogen Idec or its Affiliate, as applicable, will transmit to Elan an official tax certificate or other evidence of such tax obligations, together with proof of payment from the relevant governmental authority of all amounts deducted and withheld sufficient to enable Elan to claim such payment of taxes. In addition, as soon as practicable after receipt by Elan of any actual current benefit arising from a refund, credit or other relief from any taxes deducted or withheld from the Contingent Payments and with respect to which Elan or its Affiliate or assignee received an increased payment from Biogen Idec or its Affiliate pursuant to Section 4.4(c)(ii), (x) Elan will transmit to Biogen Idec an official certificate or other evidence of such refund, credit or other relief (to the extent such evidence exists, it being understood that under no circumstances shall this Section 4.4 require Elan to deliver any tax return or other information that it determines to be confidential, except as provided in the immediately following clause (y)), (y) Elan’s independent certified public accountant will audit and deliver to Biogen Idec a report confirming the calculation of such refund, credit or other relief (in connection with which, Elan shall permit Biogen Idec to examine such portion of its tax return as directly relates to the determination of such refund, credit or other relief) and (z) Elan shall pay to Biogen Idec such refund, credit or other relief. If Biogen Idec is subject to an obligation to pay over any amount to a taxing authority in respect of its obligation to withhold or deduct on amounts payable to Elan, whether as a result of a misrepresentation by Elan in Section 7.2(dd) or otherwise, to the extent Biogen Idec is not required to gross up pursuant to Section 4.4(c)(ii), Elan shall pay to Biogen Idec such an amount, and, to the extent Elan has not yet made such payment to Biogen Idec within ninety (90) days, Biogen Idec shall be permitted to deduct such amount from any subsequent Contingent Payment(s).

(ii)

Subject to Section 4.4(c)(iii), any Contingent Payment payable by Biogen Idec or its Affiliate shall be increased as necessary so that, after any deduction or withholding of taxes relating to an obligation to withhold or deduct under the laws of the U.S. or Bermuda (or such other jurisdiction in which Biogen Idec, or its successor or permitted assignee that assumes the obligations under this Agreement, is (i) organized, (ii) has its place of central management and control or (iii) establishes (A) a branch, (B) other permanent establishment or (C) a trade or business (such as through regular employee presence in the jurisdiction, but in no event as the result of using the Transferred Intellectual Property, whether in the jurisdiction or otherwise, without Biogen Idec or its successor or assignee also having a regular presence in the jurisdiction)) has been made (including any deductions and withholdings applicable to additional sums payable under this paragraph), Elan receives an amount equal to the amount it would have received had no such deduction or withholding been made; provided, however, that in no event shall any tax payments or gross up for tax payments be payable by Biogen Idec or its Affiliate pursuant to this Section 4.4(c)(ii) resulting from a failure of Elan to provide any tax forms, reports or other documentation pursuant to Section 4.4(b); and provided, further, that in no event shall any tax payments or gross up for tax payments be payable by Biogen Idec or its Affiliate pursuant to this Section 4.4(c)(ii) with respect to taxes due or arising, or withheld by Biogen Idec or its Affiliate under sections 1471, 1472, 1473 or 1474 of the Internal Revenue Code of 1986 as amended (the “Code”) (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), the United States Treasury Regulations promulgated thereunder and published guidance with respect thereto; and provided, further, that in no event shall any tax payments or gross up for tax payments be payable by Biogen Idec or its Affiliate pursuant to this Section 4.4(c)(ii) with respect to taxes due or arising, or withheld by Biogen Idec or its Affiliate by reason of any connection between Elan or any Affiliate thereof and the taxing jurisdiction other than entering into this Agreement and receiving payments hereunder.

(iii)

(A)

If Elan (A) assigns this Agreement to an Affiliate or Third Party in accordance with Section 14.2(a), (B) assigns its rights to receive Contingent Payments to a Third Party in accordance with Section 14.2(b), or ceases to be the beneficial owner of such payment rights, (C) becomes ineligible for zero withholding under the US/Irish income tax treaty, (D) undergoes any change in corporate status, structure, ownership, domicile, existence, or similar change, whether by reason of merger, reorganization, acquisition, sale, dissolution, liquidation, change of tax status or tax classification for U.S. or non-U.S. tax purposes, or otherwise, that alters Biogen Idec or its Affiliate’s obligation to withhold pursuant to Section 4.4(c)(i), or (E) breaches the covenant in Section 4.4(f), then Elan shall so notify Biogen Idec within five (5) Business Days after such assignment or loss of eligibility and shall deliver to Biogen Idec an updated Form W-8BEN at least five (5) Business Days prior to the next Contingent Payment due date and, in any event, no later than thirty (30) days after such assignment or loss of eligibility, as applicable. To the extent any taxes are required to be withheld or deducted from any Contingent Payments, in the event of the occurrence of any of the circumstances described in (A), (B), (C) (other than a loss of eligibility due to a change in the US/Irish income tax treaty), (D) or (E), or in the event that either (a) Biogen Idec or its Affiliate’s obligation to withhold pursuant to Section 4.4(c)(i) is affected by a change in applicable law (including any administrative guidance or ruling or official announcements) that results in an increase in the amount of tax that must be withheld or (b) any Contingent Payment is properly characterized, in whole or in part, as arising from a business carried on, or that was carried on, in the U.S. through a permanent establishment situated in the U.S. to which the Contingent Payments are attributable, or as arising from the performance of personal services from a fixed base in the U.S. to which the Contingent Payments are attributable, under the US/Irish income tax treaty, then (w) such Contingent Payment (or a future Contingent Payment, if such taxes are required to be withheld or deducted after such Contingent Payment is made) shall be reduced by the amount of such taxes withheld or deducted in accordance with Section 4.4(c)(i), (x) such taxes shall be an expense of, and borne solely by, Elan, the assignee of such Contingent Payment or the successor of Elan, as applicable, (y) Biogen Idec, nor any Biogen Idec Affiliate, shall not be responsible for any gross-up of such Contingent Payment for any such taxes withheld, deducted or otherwise assessed and (z) Biogen Idec shall be permitted to deduct from any subsequent Contingent Payment(s), any other taxes, interest and penalties that are properly chargeable to the extent previously paid by Biogen Idec or a designated Affiliate.

(B)

Notwithstanding Section 4.4(c)(iii)(A) above, to the extent that the assignee, in the event of (A) or (B), or Elan (or its successor, acquirer, owner, or other such person, as the case may be), in the event of (C) or (D), is treated as an “eligible person,” such “eligible person” shall be entitled, to the extent it is subject to withholding or deduction at a rate that equals or exceeds the rate at which Elan was previously subject to tax at the time of the occurrence of such event (or the earliest such event, in the case of multiple events), to an amount equal to, but no more than, the payment Elan would have received at such time, provided that if Elan ceases to be entitled to US/Irish income tax treaty benefits solely because it is no longer a “qualified resident” under the US/Irish income tax treaty, then upon the next occurrence of an event described in the first sentence of this Section 4.4(c)(iii)(A), an “eligible person” shall be entitled to an amount equal to, but no more than, the payment Elan would have been entitled to immediately prior to such next occurring event if Elan had remained a “qualified resident.” In the event of the occurrence of any such event described in the first sentence of this Section 4.4(c)(iii)(B), Biogen Idec or its Affiliate shall make all determinations regarding whether a withholding obligation reasonably applies. For purposes of this Section 4.4(c)(iii)(B), “eligible person” shall mean a person who is subject to all the same obligations and duties under this Agreement, and who makes the same representations, as applicable, that Elan is subject to or makes pursuant to or in connection with this Section 4.4, except that such person may provide an IRS Form W-8BEN claiming an exemption or reduction of withholding under a treaty between the U.S. and the jurisdiction in which such person is a qualified resident.

(C)	For the avoidance of doubt, if Biogen Idec or any U.S. Affiliate of Biogen Idec (A) assigns this Agreement to a non-U.S. Affiliate or Third Party in accordance with Section 14.1 (other than the initial contemplated assignment to a U.S. Affiliate of Biogen following the Closing) or (B) undergoes any change in corporate status, structure, ownership, domicile, existence, or similar change, whether by reason of merger, reorganization, acquisition, sale, dissolution, liquidation, change of tax status or tax classification for U.S. or non-U.S. tax purposes, or otherwise, and, as a result, Biogen Idec, its Affiliate or the Third Party is obligated to withhold or deduct at a rate that exceeds the rate at which Biogen Idec or the U.S. Affiliate of Biogen Idec was previously obligated to withhold or deduct at the time of the occurrence of such event (or the earliest such event, in the case of multiple events), subject to the applicable limitations and exclusions in Sections 4.4(c)(ii), 4.4(c)(iii)(A) and Section 4.4(c)(iii)(B), such increased amount of withholding or deduction shall be included in the gross up in Section 4.4(c)(ii). Notwithstanding the foregoing sentence and Section 4.4(c)(iii)(B), if following an event described in Section 4.4(c)(iii)(C)(A) or (B) in the immediately preceding sentence, Biogen Idec, a non-U.S. Affiliate of Biogen Idec or a Third Party is obligated to withhold or deduct at a rate that exceeds the rate at which Biogen Idec or its U.S. Affiliate was previously obligated to withhold or deduct at the time of the occurrence of the event described in the first sentence above (or the earliest such event, in the case of multiple events), and such increased withholding or deduction is the result of a change in law (including a change in a treaty) that occurs after the event described in (A) or (B), then such increased withholding or deduction shall be included in the gross up in Section 4.4(c)(ii).

(d) Stamp Taxes. Any stamp taxes (save for Irish stamp duty, which shall be governed by the provision of Section 4.4(e) below), sales and use taxes, property taxes, or similar taxes, excises or duties imposed in connection with this Agreement, the Transactions or the recording of any sale, transfer or assignment of property (or any interest therein) effected pursuant to this Agreement shall be paid by Biogen Idec.

(e) Irish Stamp Duty.

(i)	The Parties acknowledge and agree that no Irish stamp duty is expected to arise with respect to this Agreement or any ancillary documentation executed in connection with the sale and purchase of the Transferred Assets (an “Instrument”). Such expectation is based on the agreed assumptions - (x) any Instrument does not fall within the charging provisions set out in the Stamp Duties Consolidation Act 1999 (the “SDCA”); (y) title to the Transferred Inventory passes by delivery in accordance with the provisions of this Agreement and without any further instrument of conveyance or assignment; or (z) to the extent an Instrument is within the charging provisions, no Irish stamp duty will arise as a result of the fact that the relevant Transferred Assets fall within the definition of “intellectual property” as that term is defined in section 101 of the SDCA (the “Agreed Stamp Duty Assumptions” and individually an “Agreed Stamp Duty Assumption”).

(ii)	If notwithstanding the expectation of the Parties and the Agreed Stamp Duty Assumptions set out above, it is determined that a charge to Irish stamp duty (including any interest, surcharge or penalty) arises in connection with the sale and purchase of the Transferred Assets (an “Irish Stamp Duty Liability”), the Parties agree that responsibility for such liability shall be allocated on the following basis - (A) if an action is taken by a Party which causes an Agreed Stamp Duty Assumption to be incorrect, that Party shall be responsible for any resulting Irish Stamp Duty Liability; and (B) to the extent an Irish Stamp Duty Liability arises in any other circumstance, Elan and Biogen Idec agree to share such liability on a 50 / 50 basis.

(iii)	The Parties note and agree that Biogen Idec will be the accountable person under Irish stamp duty law to the extent an Irish Stamp Duty Liability arises. To the extent that it is asserted that the sale and purchase of any of the Transferred Assets gives rise to an Irish Stamp Duty Liability (a “Claim”), each Party agrees to notify the other upon becoming aware of a Claim.

(iv)	The conduct of any Claim shall be governed by the following provisions:

(A)	Biogen Idec shall have the right to control the conduct of any Claim. Biogen Idec shall keep Elan well informed on a reasonably current basis of the progress of any such Claim and shall permit Elan to participate (at its own expense) in the preparation of any correspondence to be submitted to the Irish Revenue Commissioners relating to the Claim.

(B)	Biogen Idec shall take into account any reasonable comments of Elan made with respect to a Claim.

(C)	Biogen Idec shall not settle or compromise any assessment made with respect to a Claim without the prior written consent of Elan (such consent not to be unreasonably withheld).

(D)	The Parties shall act in good faith in the conduct of any Claim with a view to minimizing the amount of any assessment.

(E)	Any payment to be made by Elan as a result of the application of this Section 4.4(e) shall be made on the later of (A) three (3) days before the date on which such liability to Irish stamp duty becomes due or would have to be paid in order to avoid a liability to interest or surcharge or other penalty arising in respect of such liability or (B) thirty (30) days following the date that Biogen Idec notifies Elan that it has a relevant liability. To the extent that Elan does not make a payment within the time periods set out in this Section 4.4(e)(iv)(E), Biogen Idec shall be permitted to deduct fifty percent (50%) of the Irish Stamp Duty Liability against any subsequent Contingent Payment(s).

(F)	To the extent that Elan becomes liable to make a payment pursuant to this Section 4.4(e) prior to an appeal being taken in connection with a relevant stamp duty assessment and it is subsequently determined that all (or a part of) that amount was not chargeable, Biogen Idec shall take all reasonable steps to recover that amount and shall, as soon as reasonably practicable, return any overpaid amount (together with any related interest received from the Revenue Commissioners) to Elan.

(f) Installment Sale Reporting. The Parties agree to treat the Contingent Payments as part of an installment sale for U.S. federal income tax purposes, and Elan will not elect out of such treatment under Section 453(d) of the Code or otherwise take an inconsistent position in connection with any U.S. tax filing or in any proceeding with a U.S. taxing authority.

(g) Exclusive Remedy. This Section 4.4 shall provide the sole and exclusive rights under which Elan may be entitled to payments from Biogen Idec or its Affiliate in respect of any taxes. Notwithstanding any other provision of this Agreement, including, but not limited to, Section 3.3 or Section 12.1, no amounts shall be payable by Biogen Idec or its Affiliate in respect of any taxes, other than pursuant to this Section 4.4.

4.5. Reports; Audit Rights.

(a) After the Closing Date, during the Term, Biogen Idec shall furnish to Elan

(i)	within six (6) Business Days following the end of each Calendar Quarter, a draft report showing (x) any Net Sales accrued in respect of such Calendar Quarter (or if none shall have accrued, a report so stating), (y) the amount of Contingent Payments accrued hereunder in respect of such sales during such Calendar Quarter and (z) the Net Sales of TYSABRI and number of units of TYSABRI sold in each of the top ten (10) countries in the Territory (ranked based on total amount of annual Net Sales in such countries) and the aggregate Net Sales of TYSABRI and aggregate number of units of TYSABRI sold in all other countries in the Territory where TYSABRI is sold during such Calendar Quarter, so long as Elan has not publicly disclosed any country-level information (other than with respect to the United States) reported by Biogen Idec in accordance with this Section 4.5(a)(i)(z) for any previous Calendar Quarter. Notwithstanding the foregoing, Elan and any assignee of Elan pursuant to Section 14.2(b) shall be permitted to publicly disclose (1) country-level information with respect to TYSABRI in the United States and (2) aggregate information with respect to TYSABRI in the rest of the world, in each case as permitted under Section 9.5(a), and any such disclosure shall not affect Elan’s rights to receive the information specified in Section 4.5(a)(i)(z);

(ii)

within twelve (12) Business Days following the end of such Calendar Quarter, a final report showing (x) any Net Sales accrued in respect of such Calendar Quarter (or if none shall have accrued, a report so stating), provided that if any adjustments are made to Net Sales in such Calendar Quarter after delivery of the final report, such adjustments shall be reflected and incorporated into the report for the following Calendar Quarter, (y) the amount of Contingent Payments accrued hereunder in respect of such sales and (z) the Net Sales of TYSABRI and number of units of TYSABRI sold in each of the top ten (10) countries in the Territory (ranked based on total amount of annual Net Sales in such countries) and the aggregate Net Sales of TYSABRI and aggregate number of units of TYSABRI sold in all other countries in the Territory where TYSABRI is sold during such

Calendar Quarter, so long as Elan has not publicly disclosed any country-level information (other than with respect to the United States) reported by Biogen Idec in accordance with this Section 4.5(a)(ii)(z) for any previous Calendar Quarter. Notwithstanding the foregoing, Elan and any assignee of Elan pursuant to Section 14.2(b) shall be permitted to publicly disclose (1) country-level information with respect to TYSABRI in the United States and (2) aggregate information with respect to TYSABRI in the rest of the world, in each case as permitted under Section 9.5(a), and any such disclosure shall not affect Elan’s rights to receive the information specified in Section 4.5(a)(ii)(z);

(iii)	within twelve (12) Business Days following the end of such Calendar Quarter, a Net Sales forecast report detailing Biogen Idec’s forecast for Net Sales for that full calendar year and for each of the remaining Calendar Quarters in that calendar year;

(iv)	a preliminary Net Sales budget by November 15 of each year for the following calendar year;

(v)	a final Net Sales budget by December 15 of each year (or, if later, immediately after approval of such budget by the Board of Directors of Biogen Idec) for the following calendar year; and

(vi)	the exchange rates used in converting all Contingent Payments accrued in such Calendar Quarter to U.S. dollars from the currency in which the sales of TYSABRI where made in accordance with Section 4.3(d).

(b) Biogen Idec shall maintain complete and accurate books and records in sufficient detail to enable Elan and its Affiliates to (i) calculate and verify Net Sales in each country in the Territory and (ii) calculate and verify the Contingent Payments. Such records shall be maintained for a period of at least six (6) years from the date of creation of individual records.

(i)

Upon the request of Elan, not more often than once each year during the Term and once during the two (2) year period after the end of the Term, Biogen Idec shall make available during reasonable business hours (including to make copies as Elan may reasonably request) to an independent certified public accountant selected by Elan and reasonably acceptable to Biogen Idec those books and records and personnel of Biogen Idec and its Affiliates as may be reasonably necessary for such independent certified public accountant to conduct an audit to (x) calculate and verify Net Sales and (y) calculate and verify the Contingent Payments; provided, however, that such audits may not be conducted later than two (2) years following the end of the calendar year in which the corresponding Net Sales and Contingent Payment reports were delivered pursuant to Section 4.5(a); provided, further, that if during any such audit an underpayment of five percent (5%) or more of the Contingent Payments due for a calendar year is identified, audits will be permitted for any period during the four (4) year period preceding the calendar year for which such underpayment was identified, but only to the extent necessary to confirm whether the same error that resulted in the underpayment was made in such other period. Such audits will be conducted at the expense of Elan, provided that if an underpayment of five percent (5%) or more of the Contingent Payments due with respect to an audited calendar year is identified, the expense of such audit shall be paid by Biogen Idec. Any such examinations of Biogen Idec’s records shall be made at reasonable times during regular business hours and upon at least twenty (20) Business Days’ prior notice and shall be performed by such independent certified public accountant expeditiously and in a manner designed to minimize disruption to Biogen Idec’s operations. For the sake of clarity, and to confirm that Biogen Idec shall not be required to respond to more than one audit request during any of the periods described in this Section 4.5(b)(i), in the event that Elan assigns its right to receive Contingent Payments under this Agreement to a Third Party pursuant to Section 14.2(b), Elan shall retain its rights under Section 4.5(b) and such Third Party shall not be permitted to conduct any audits pursuant to Section 4.5(b); provided, however, that if Elan assigns all of its rights to receive Contingent Payments under this Agreement to such Third Party, Elan shall also assign its rights under Section 4.5(b) to such Third Party and only such Third Party (and not Elan) shall be permitted to conduct audits under Section 4.5(b).

(ii)

The final results of any audit performed by an independent certified public accountant pursuant to Section 4.5(b)(i) shall be provided to both Parties. In addition, each Party shall be provided with a draft of the audit results prior to finalization for the purpose of confirming the accuracy of the information included in such audit results, and the independent certified public accountant shall incorporate any corrections submitted by the Parties into the final audit results. All draft and final audit results shall be treated as the Post-Closing Confidential Information of both Parties for purposes of Section 9 of this Agreement. If the results of an audit shows an underpayment of any Contingent Payment due to Elan under Section 4.2, Biogen Idec shall remit the amount of such underpayment to Elan within sixty (60) days after the end of the Calendar Quarter in which the audit was completed. If the results of an audit shows an overpayment of any Contingent Payment due to Elan under Section 4.2, Elan shall remit the amount of such overpayment to Biogen Idec within thirty (30) days after receipt of the results of the audit; provided, however, that, if Elan does not remit such overpayment within such thirty (30) day period, Biogen Idec shall be permitted to deduct the amount of the overpayment from any subsequent Contingent Payment(s).

(iii)	In the event that either Party disagrees with the results of any audit, such Party shall deliver to the other Party a written notice of the matters in dispute. If the Parties cannot mutually resolve the disputed matters within thirty (30) days after delivery of such notice, the Parties shall mutually select a nationally-recognized independent certified public accountant to review and resolve such matters. Such independent certified public accountant shall be permitted to review, in accordance with Section 4.5(b)(i), the work papers of Elan’s independent certified public accountant who conducted the original audit pursuant to Section 4.5(b)(i) related to the matters in dispute, but not to conduct an independent audit; each Party will submit position papers and supporting documents for its position related to such matters. Such independent certified public accountant shall make a final determination on such matters, which determination shall be binding on the Parties.

(iv)	Any independent certified public accountant that performs an audit or review pursuant to this Section 4.5(b) shall enter into a confidentiality agreement with Biogen Idec on terms substantially similar to those set forth in Section 9 of this Agreement. Any books, records and other accounting information received from Biogen Idec by an independent certified public accountant during an audit or review performed pursuant to Section 4.5(b) shall be Post-Closing Confidential Information of Biogen Idec for purposes of Section 9 of this Agreement.

(c) Upon the reasonable request of Elan (no more frequently than once per Calendar Quarter), a meeting shall be held via teleconference between the Chief Financial Officer of Elan (or his designee) and the Chief Financial Officer of Biogen Idec (or his designee, who shall have sufficient knowledge and experience regarding the subject matter of the meeting). The sole purpose of the meeting will be for the representative(s) of Biogen Idec to explain the calculations set forth in the reports, budgets and other information provided by Biogen Idec to Elan pursuant to Section 4.5(a) and to provide a financial and analytical review of the Net Sales referenced in the Net Sales reports for such Calendar Quarter, including an explanation of any significant increases or decreases in Net Sales. For the sake of clarity, there shall be no discussion of the operational aspects of the TYSABRI Business during the meeting and nothing in this Section 4.5(c) shall in any way limit or affect Biogen Idec’s right to operate all aspects of the TYSABRI Business in its sole discretion.

4.6. Financial Reconciliation.

(a) The Parties acknowledge and agree that Elan and BIMA shall continue to report, reconcile and make quarterly cash settlement payments for amounts due to each other pursuant to Exhibit B and other provisions of the Collaboration Agreement and the Related Documents (as defined in the Termination Agreement) (including all amounts due for development and other costs incurred with respect to the JCV Assay) with respect to the period ending December 31, 2012 and with respect to the period beginning on January 1, 2013 and ending on the last day of the month in which Closing occurs (such period beginning January 1, 2013, the “Stub Period”). Such reports, reconciliations and cash settlements will be made using the same procedures and methodologies used by Elan and BIMA for the most recent quarter close in 2012 prior to the Execution Date. (In the event the Closing does not occur on the last day of a month, Biogen Idec will have the same rights and obligations that BIMA would have had under the Collaboration Agreement and the Related Documents between the Closing Date and the end of such month for purposes of this Section 4.6(a).)

(b) Within sixty (60) days after the end of the Stub Period, Biogen Idec will prepare a reconciliation statement that sets forth the following amounts: (i) the aggregate amount paid or payable by BIMA to Elan for the Stub Period as described in Section 4.6(a); and (ii) an amount equal to the product of (A) the total number of units of inventory included in the Transferred Inventory and (B) the per unit price paid or payable by Elan to acquire such units from Biogen Idec and its Affiliates prior to the Closing Date (the “Closing Date Inventory Value”).

(c) The amount set forth under Section 4.6(b)(i) shall be payable by Biogen Idec within ninety (90) days after the end of the Stub Period and the amount set forth under Section 4.6(b)(ii) shall be payable to the extent and on the terms set forth in Section 4.8.

(d) If, after the preparation of the reconciliation statement pursuant to Section 4.6(b), either Party receives from a Third Party an invoice or claim for any costs or expenses included in gross-to-net sales accounting or that would qualify as a deduction from Net Sales under this Agreement (i.e., those set forth in clauses (i) through (ix) of Section 1.1(gg)) with respect to sales of TYSABRI prior to the end of the Stub Period, the Party who made the sales to which such costs or expenses relate shall bear one hundred percent (100%) of such costs and expenses. In the event that Biogen Idec receives an invoice or claim for a Third Party with respect to costs or expenses related to sales made by Elan prior to the end of the Stub Period, Biogen Idec shall be permitted to deduct such costs or expenses from any subsequent Contingent Payment(s), but only if Elan has failed to pay Biogen Idec such costs and expenses within thirty (30) days after Elan’s receipt of a request for and reasonable documentation of such costs and expenses from Biogen Idec.

4.7. Allocation of Upfront Payment; Tax Matters. The Parties agree that the Upfront Payment and Assumed Liabilities shall be allocated as follows: (a) a portion equal to the fair market value of the Transferred Inventory on the Closing Date shall be allocated to the Transferred Inventory; and (b) the remainder shall be allocated to the Elan Patents, of which four hundred million dollars ($400,000,000) shall be allocated to Elan Inc. in final settlement of the Intercompany Agreement between Elan Inc. and Elan Pharma International Limited, dated 22 November 2004, under which Elan Inc. was compensated for its funding of early stage research for TYSABRI (the “Allocation”). Elan and Biogen Idec agree to (i) be bound by the Allocation; (ii) act in accordance with the Allocation in the preparation and filing of all tax returns (including filing Form 8594 with its federal income tax return for the taxable year that includes the Closing Date); and (iii) take no position inconsistent with the Allocation for all tax purposes. In the event that any tax authority disputes the Allocation, Biogen Idec or Elan, as the case may be, shall promptly notify the other Party of the nature of such dispute.

4.8. Closing Date Inventory Value Adjustment. Elan will deliver to Biogen Idec a written statement of the Estimated Closing Date Inventory Value at least two (2) Business Days prior to the Closing Date. In accordance with Section 4.6(b), within sixty (60) days after the Closing, Biogen Idec shall prepare and deliver to Elan a written statement of the Closing Date Inventory Value and the amount of any Closing Date Inventory Value Adjustment (the “Closing Date Inventory Value Statement”). Within ten (10) days after the delivery of the Closing Date Inventory Value Statement, Biogen Idec shall pay the Closing Date Inventory Value Adjustment to Elan, if the Closing Date Inventory Value Adjustment is positive. If the Closing Date Inventory Value Adjustment is negative, then Biogen Idec shall be permitted to deduct the Closing Date Inventory Value Adjustment from any subsequent Contingent Payment(s), but only if Elan has failed to pay Biogen Idec such costs and expenses within thirty (30) days after Elan’s receipt of a request for and reasonable documentation of such costs and expenses from Biogen Idec.

4.9. TYSABRI Transactions.

(a) Certain Definitions. For purposes of this Agreement:

(i)	“Applicable Percentage” shall mean, with respect to any TYSABRI Transaction:

(A)	if the aggregate Net Sales for the calendar year ending immediately prior to the consummation of such TYSABRI Transaction was less than or equal to two billion dollars ($2,000,000,000), eighteen percent (18%); or

(B)

if the aggregate Net Sales for the calendar year ending immediately prior to the consummation of such TYSABRI Transaction was more than two billion dollars ($2,000,000,000), the amount (expressed as a percentage) obtained by dividing (x) the sum of three hundred and sixty million ($360,000,000) and twenty-five percent (25%) of the amount by which the aggregate Net Sales for the calendar year ending immediately prior to the consummation of such TYSABRI Transaction exceeds two billion dollars ($2,000,000,000) by (y) the aggregate Net Sales for the calendar year ending immediately prior to such TYSABRI Transaction.

By way of example only, if the aggregate Net Sales for the calendar year ending immediately prior to a TYSABRI Transaction is two billion five hundred million dollars ($2,500,000,000), the Applicable Percentage with respect to such TYSABRI Transaction would be calculated as follows: ($360,000,000 + 0.25*($2,500,000,000 – $2,000,000,000)) / $2,500,000,000, which equals $485,000,000 / $2,500,000,000, or 19.4%.

For the sake of clarity, the Applicable Percentage shall only be calculated once with respect to each TYSABRI Transaction.

(ii)	“Distributor” shall mean any Third Party that (A) purchases TYSABRI from Biogen Idec or any of its Affiliates directly or indirectly with the intent or purpose of reselling TYSABRI, (B) has the right to directly or indirectly resell TYSABRI in one or more countries in the Territory, and (C) does not make any payment to Biogen Idec or any of its Affiliates with respect to sales of TYSABRI other than amounts included in the calculation of Net Sales.

(iii)	“Major Market Countries” shall mean, with respect to a TYSABRI Transaction, the eleven (11) countries in the Retained Territory where the Net Sales were highest during the four (4) full consecutive Calendar Quarters ending immediately prior to the consummation of such TYSABRI Transaction; provided, however, that the total number of Major Market Countries shall be decreased by one (1) after the completion of each TYSABRI Transaction in a Major Market Country. For the sake of clarity, after there have been TYSABRI Transactions with respect to eleven (11) Major Market Countries, there will be no Major Market Countries.

(iv)	“Minor Market Countries” shall mean, with respect to a TYSABRI Transaction, all countries in the Retained Territory that are not Major Market Countries immediately prior to the consummation of such TYSABRI Transaction.

(v)	“Non-Royalty Consideration” shall mean any consideration that is not Royalty Consideration, including upfront fees, milestone payments and other non-royalty payments, (A) received by

Biogen Idec or any of its Affiliates from a Third Party in connection with a TYSABRI Transaction or (B) paid by Biogen Idec or any of its Affiliates to a Distributor in connection with a transaction described in Section 4.10(b), in each case (of (A) and (B)) to the extent received or paid as consideration for rights to sell TYSABRI or for sales of TYSABRI. Any Non-Royalty Consideration that is not cash shall be converted to a cash amount equal to the fair market value of such Non-Royalty Consideration, which shall be determined by Biogen Idec reasonably and in good faith as of the date that such Non-Royalty Consideration is received by or paid by, as the case may be, Biogen Idec or any of its Affiliates. For the sake of clarity, Non-Royalty Consideration shall not include gross amounts invoiced for sales of TYSABRI by Biogen Idec or its Affiliates to Third Parties.

(vi)	“Retained Territory” means, with respect to a given point in time, all countries of the Territory in which Biogen Idec or any of its Affiliates has any TYSABRI Rights.

(vii)	“Royalty Consideration” shall mean royalties based on sales of TYSABRI and other contingent payments based on sales of TYSABRI received by Biogen Idec or any of its Affiliates from a Third Party in connection with a TYSABRI Transaction or Standard Distribution Transaction (which, for clarity, does not include amounts described in clause (1) of the first sentence of Section 1.1(gg)).

(viii)	“Threshold Reduction Amount” shall mean, with respect to a TYSABRI Transaction in a Major Market Country, the amount(s) obtained by multiplying (A) the Threshold in effect under Section 4.2(d)(i), if applicable, and Section 4.2(d)(ii) immediately prior to the consummation of such TYSABRI Transaction, by (B) the Threshold Reduction Fraction applicable to such TYSABRI Transaction; provided, however, that if such TYSABRI Transaction is non-exclusive in such Major Market Country (that is, Biogen Idec or any of its Affiliates will continue to have a right to sell TYSABRI in such Major Market Country that is presently exercisable, and not contingent upon the occurrence of some event or the passage of time, from and after the consummation of such TYSABRI Transaction), then Biogen Idec shall determine, in good faith and on a reasonable basis (including the terms and conditions of the TYSABRI Transaction), the Threshold Reduction Amount in lieu of applying the formula above.

(ix)	“Threshold Reduction Fraction” shall mean, with respect to a TYSABRI Transaction in a Major Market Country, a fraction, the numerator of which is the aggregate Net Sales in such Major Market Country during the period of four (4) full consecutive Calendar Quarters ending immediately prior to the date of such TYSABRI Transaction, and the denominator of which is the aggregate Net Sales by Biogen Idec and its Affiliates in the Retained Territory (as the Retained Territory is determined immediately prior to such TYSABRI Transaction) during such period.

(x)	“TYSABRI Transaction” shall mean a transaction pursuant to or as a result of which Biogen Idec or any of its Affiliates assigns (including by operation of law), sells, transfers, grants or otherwise disposes of the right to sell TYSABRI (“TYSABRI Rights”) in any country or countries in the Territory to a Third Party (a “Third Party Transferee”); provided, however, that a TYSABRI Transaction shall not include:

(A)	any Standard Distribution Transaction (as defined in Section 4.10(a)); or

(B)	any transaction described in Section 14.1(c).

(b) Transaction with an Affiliate. If Biogen Idec or any of its Affiliates assigns (including by operation of law), sells, transfers, grants or otherwise disposes of the exclusive or non-exclusive right to sell TYSABRI in any country or countries in the Territory to an Affiliate of Biogen Idec that, at such time, is not a bound by this Agreement (an “Affiliate Transferee”), Biogen Idec shall, at or prior to the consummation of such transaction and as a condition thereto, cause such Affiliate Transferee to execute and deliver to Elan an agreement pursuant to which such Affiliate Transferee shall agree that, effective upon the consummation of such transaction, such Affiliate Transferee shall be bound by this Agreement to the same extent as Biogen Idec and the transferor Affiliate(s) with respect to sales of TYSABRI by such Affiliate Transferee. For clarity, (i) sales of TYSABRI by such Affiliate Transferee in such country or countries shall be treated as “sales of TYSABRI in such country by Biogen Idec or any of its Affiliates” for purposes of calculating Net Sales pursuant to Section 1.1(gg) and (ii) this Section 4.9(b) is not intended to limit or modify the provisions of Section 4.4.

(c) TYSABRI Transactions in Major Market Countries. If Biogen Idec or any of its Affiliates engages in a TYSABRI Transaction in a Major Market Country with a Third Party Transferee, then, prior to the consummation of such TYSABRI Transaction, Biogen Idec shall elect, in its sole discretion, by giving notice to Elan, to either: (x) treat Net Sales by such Third Party Transferee in such Major Market Country as Net Sales of Biogen Idec or any of its Affiliates for all purposes of this Agreement in accordance with Section 4.9(c)(i) or (y) cause such Third Party Transferee to assume the obligation to make Contingent Payments with respect to Net Sales by such Third Party Transferee in such Major Market Country in accordance with Section 4.9(c)(ii). After consummation of a TYSABRI Transaction in a Major Market Country, Biogen Idec shall have the right, in its sole discretion, to change its election pursuant to this Section 4.9(c) with respect to such TYSABRI Transaction, provided that Biogen Idec complies with the provisions of this Section 4.9(c) in making such change.

(i)	If Biogen Idec makes an election pursuant to clause (x) of Section 4.9(c) with respect to a TYSABRI Transaction with a Third Party Transferee in a Major Market Country, then the provisions of this Section 4.9(c)(i) shall apply.

(A)	The agreement between Biogen Idec and such Third Party Transferee relating to such TYSABRI Transaction (the “Transfer Agreement”) (1) shall be consistent with the terms and conditions of this Agreement, (2) shall not in any way diminish, reduce or eliminate any obligations under this Agreement of Biogen Idec or any Affiliate of Biogen Idec that is bound by this Agreement, (3) shall require such Third Party Transferee to provide Biogen Idec with all information required to prepare the reports that Biogen Idec is required to furnish to Elan under Section 4.3(a) and Section 4.5(a), (4) shall require such Third Party Transferee to comply with all applicable terms of this Agreement, including the obligation to maintain books and records consistent with the terms of Section 4.5(b), (5) shall permit Biogen Idec to audit such books and records for the purpose of calculating and verifying Net Sales and Contingent Payments, either directly or through an independent auditor, to the same extent, and at the same frequency, that an independent certified public accountant selected by Elan is permitted to audit the books and records of Biogen Idec and its Affiliates under Section 4.5(b) and (6) may include the assignment of certain rights under this Agreement, and delegation of certain obligations under this Agreement, of Biogen Idec or any Affiliate of Biogen Idec that is bound by this Agreement to such Third Party Transferee, provided that Biogen Idec or such Affiliate shall remain liable for the performance of such obligations by such Third Party Transferee. Biogen Idec shall provide Elan with a copy of the Transfer Agreement within thirty (30) days after the execution thereof. Such copy may be redacted to exclude confidential, non-TYSABRI-related information and financial information (other than such financial information that is necessary for assessing the obligations to Elan under this Agreement).

(B)	Upon Elan’s request, Biogen Idec shall exercise its right under the Transfer Agreement to conduct an audit of the Third Party Transferee’s books and records pertaining to the sale of TYSABRI for the purpose of calculating and verifying Net Sales and Contingent Payments at the next time that conducting such an audit is permissible under such Transfer Agreement, provided that Biogen Idec shall not be required to exercise such right more than once per calendar year. Biogen Idec shall determine, in its sole discretion, whether such audit shall be conducted by Biogen Idec or an independent auditor; provided, however, that if such audit pertains to sales of TYSABRI by such Third Party Transferee in the United States, the United Kingdom, France, Germany or Spain, Elan shall determine, in its sole discretion, whether such audit shall be conducted by Biogen Idec or an independent auditor. Elan shall bear the costs of such audit, which shall include all out-of-pocket costs incurred by Biogen Idec in connection with such audit (including any amounts paid to an independent auditor) and, if Biogen Idec conducts such audit, an amount equal to Biogen Idec’s reasonable, good faith estimate of the internal costs to Biogen Idec in performing such audit. Biogen Idec shall provide Elan with a copy of the report of the findings made in any such audit. If such audit reveals that such Third Party Transferee has understated its Net Sales by five percent (5%) or more, Biogen Idec shall be responsible for the costs of the audit.

(C)	Biogen Idec shall remain responsible for its obligations hereunder (including its obligation to make all Contingent Payments due Elan by reason of any Net Sales of TYSABRI by the Third Party Transferee), and shall ensure any Third Party Transferee complies with all relevant provisions of this Agreement.

(D)	In the event of any uncured breach by the Third Party Transferee under the Transfer Agreement that would constitute a breach of Biogen Idec’s obligations under this Agreement, Biogen Idec will promptly inform Elan in writing and shall take such action which, in Biogen Idec’s reasonable business judgment, will address such default. Elan shall not have any legal or equitable right, remedy or claim under, or in respect of, the Transfer Agreement or any covenants, conditions or provisions contained therein, as a third party beneficiary or otherwise.

(E)	Effective upon the consummation of the TYSABRI Transaction, Net Sales of TYSABRI by the Third Party Transferee and its Affiliates in the Major Market Country shall be treated as Net Sales by Biogen Idec or any of its Affiliates for all purposes under this Agreement, and shall be calculated by applying the definition of Net Sales set forth in Section 1.1(gg) as if such definition applied to sales of TYSABRI by such Third Party Transferee and its Affiliates. No portion of any amounts received by Biogen Idec or any of its Affiliates in connection with such TYSABRI Transaction or sales of TYSABRI to such Third Party Transferee and its Affiliates (including Royalty Consideration and Non-Royalty Consideration received by Biogen Idec or its Affiliates from such Third Party Transferee or any of its Affiliates, and gross amounts invoiced by Biogen Idec or any of its Affiliates for sales of TYSABRI to such Third Party Transferee or any of its Affiliates) shall be shared with Elan.

(ii)	If Biogen Idec makes an election pursuant to clause (y) of Section 4.9(c) with respect to a TYSABRI Transaction with a Third Party Transferee in a Major Market Country, then the provisions of this Section 4.9(c)(ii) shall apply.

(A)	At or prior to the consummation of such TYSABRI Transaction, and as a condition thereto, Biogen Idec shall cause such Third Party Transferee to execute and deliver to Elan an agreement in a form to be mutually agreed upon by the Parties prior to Closing.

(B)

Effective upon the consummation of such TYSABRI Transaction, the Threshold applicable to Net Sales by such Third Party Transferee and its Affiliates in such Major Market Country shall be equal to the Threshold Reduction Amount applicable to such TYSABRI Transaction, and the Threshold then applicable to Net Sales by Biogen Idec and its Affiliates in the Retained Territory (as it may be reduced from time to time pursuant to Section 4.2(d)(i) or Section 4.2(d)(ii)) shall be reduced by the Threshold Reduction Amount applicable to such TYSABRI Transaction. For the sake of clarity, the Threshold Reduction Amount shall only be calculated once, and the Threshold applicable to Net Sales by Biogen Idec and its Affiliates in the Retained Territory shall only be reduced once, with respect to each TYSABRI Transaction. If, at any time thereafter, such Third Party Transferee’s rights to sell TYSABRI in such Major Market Country expire or are terminated, the Threshold applicable to Net Sales by Biogen Idec and its Affiliates in the Retained Territory shall be increased by the Threshold Reduction Amount that had previously applied to Net Sales by such Third Party Transferee and its Affiliates in such Major Market Country. (By way of example only, if (x) the Threshold in effect immediately prior to the consummation of such TYSABRI Transaction (as previously reduced) were $1,800,000,000, (y) the aggregate Net Sales in such Major Market Country during the period of four (4) full consecutive Calendar Quarters ending immediately prior to the date of such TYSABRI Transaction were $250,000,000, and (z) the aggregate Net Sales by Biogen Idec and its Affiliates in the Retained Territory (as the Retained Territory is determined immediately prior to such TYSABRI Transaction) during such period were $2,500,000,000, then (1) the Threshold Reduction Fraction would equal 1/10th (i.e., $250,000,000 / $2,500,000,000), (2) the Threshold Reduction Amount would equal $180,000,000 (i.e., 1/10th of $1,800,000,000) and (3) the Threshold then applicable to Net Sales by Biogen Idec and its Affiliates in the Retained Territory would be reduced to $1,620,000,000 (i.e., $1,800,000,000 minus $180,000,000))

(C)	Effective upon the consummation of such TYSABRI Transaction and for so long as such Third Party Transferee or any of its Affiliates have a right to sell TYSABRI in such Major Market Country, the terms of Section 4.2 shall apply to such Third Party Transferee and its Affiliates only with respect to sales of TYSABRI by such Third Party Transferee and its Affiliates in such Major Market Country, and the terms of Section 4.2 of this Agreement shall apply to Biogen Idec and its Affiliates only with respect to sales of TYSABRI by Biogen Idec and its Affiliates in the Retained Territory.

(D)	No portion of any amounts received by Biogen Idec or any of its Affiliates in connection with such TYSABRI Transaction or sales of TYSABRI to such Third Party Transferee and its Affiliates (including Royalty Consideration and Non-Royalty Consideration received by Biogen Idec or its Affiliates from such Third Party Transferee or any of its Affiliates, and gross amounts invoiced by Biogen Idec or any of its Affiliates for sales of TYSABRI to such Third Party Transferee or any of its Affiliates) shall be shared with Elan.

(d) TYSABRI Transactions in Minor Market Countries.

(i)	Except as otherwise provided in Section 4.9(e), if Biogen Idec or any of its Affiliates engages in a TYSABRI Transaction in a Minor Market Country with a Third Party Transferee:

(A)	the gross amount invoiced for sales of TYSABRI in such country by Biogen Idec or any of its Affiliates to such Third Party Transferee shall be included in clause (1) of the first sentence of Section 1.1(gg) for purposes of calculating Net Sales pursuant to Section 1.1(gg);

(B)	all Royalty Consideration received by Biogen Idec or any of its Affiliates in connection with such TYSABRI Transaction shall be treated as “net royalty amounts received by Biogen or any of its Affiliates with respect to sales of TYSABRI” in such Minor Market Country for purposes of calculating Net Sales pursuant to Section 1.1(gg); and

(C)	Biogen Idec shall pay, or cause to be paid, to Elan an amount equal to the Applicable Percentage of all Non-Royalty Consideration received by Biogen Idec or any of its Affiliates (to the extent not included in the amounts described in subsection (i)(A) or (i)(B) above) in connection with such TYSABRI Transaction, which amount shall be paid by or at the direction of Biogen Idec within sixty (60) days after the end of each Calendar Quarter in which any such Non-Royalty Consideration is received by Biogen Idec or any of its Affiliates.

(ii)	Biogen Idec shall give Elan written notice of any TYSABRI Transaction in a Minor Market Country with a Third Party Transferee within ten (10) Business Days after consummation thereof, which notice shall include a reasonably detailed description of such TYSABRI Transaction, including a list of the Minor Market Countries subject to such TYSABRI Transaction and all Royalty Consideration and Non-Royalty Consideration paid or payable to or on behalf of Biogen Idec and its Affiliates in connection therewith.

(iii)

The amount and a reasonably detailed description of any Royalty Consideration and Non-Royalty Consideration received by Biogen Idec or any of its Affiliates with respect to any TYSABRI Transaction in any Minor Market Country in any Calendar Quarter, including the fair market value of any Non-Royalty Consideration that is not cash, shall be set forth in the report delivered to Elan in respect of such Calendar Quarter pursuant to Section 4.3(a).

(e) Alternative TYSABRI Transactions. If Biogen Idec or any of its Affiliates that is bound by this Agreement merges or consolidates with or into any Third Party and, as a result thereof and by operation of law, a TYSABRI Transaction in a Minor Market Country is consummated with such Third Party (an “Alternative TYSABRI Transaction”), unless the TYSABRI Rights in such Minor Market Country that are the subject of such Alternative TYSABRI Transaction are the sole assets of Biogen Idec or such Affiliate, as the case may be, immediately prior to such consummation, then the provisions of this Section 4.9(e), and not any other provision of this Section 4.9, shall apply. If Biogen Idec or any of its Affiliates that is bound by this Agreement (the “merging Affiliate”) engages in an Alternative TYSABRI Transaction in a Minor Market Country with a Third Party, Biogen Idec or the merging Affiliate shall elect, in its sole discretion, by giving notice to Elan, to either: (x) designate one of its surviving Affiliates that is bound by this Agreement (the “designated Affiliate”) to retain the obligation of Biogen Idec or the merging Affiliate to make Contingent Payments with respect to Net Sales in such Minor Market Country and treat Net Sales by such Third Party in such Minor Market Country as Net Sales of Biogen Idec or any of its Affiliates for all purposes of this Agreement in accordance with Section 4.9(e)(i) or (y) cause such Third Party to assume the obligation to make Contingent Payments with respect to Net Sales by such Third Party in such Minor Market Country in accordance with Section 4.9(e)(ii).

(i)	If Biogen Idec or the merging Affiliate makes an election pursuant to clause (x) of Section 4.9(e) with respect to an Alternative TYSABRI Transaction with a Third Party in a Minor Market Country, then the provisions of this Section 4.9(e)(i) shall apply.

(A)

The agreement between Biogen Idec or the merging Affiliate and such Third Party relating to such Alternative TYSABRI Transaction (the “Alternative Transfer Agreement”) (1) shall include the applicable designated Affiliate as a party, (2) shall be consistent with the terms and conditions of this Agreement, (3) shall not in any way diminish, reduce or eliminate any obligations under this Agreement of Biogen Idec or any Affiliate of Biogen Idec that is bound by this Agreement, (4) shall require such Third Party to provide the designated Affiliate with all information required to prepare the reports that Biogen Idec or the merging Affiliate is required to furnish to Elan under Section 4.3(a) and Section 4.5(a), (5) shall require such Third Party to comply with all applicable terms of this Agreement, including the obligation to maintain books and records consistent with the terms of Section 4.5(b), (6) shall permit the designated Affiliate to audit such books and records for the purpose of calculating and verifying

Net Sales and Contingent Payments, either directly or through an independent auditor, to the same extent, and at the same frequency, that an independent certified public accountant selected by Elan is permitted to audit the books and records of Biogen Idec and its Affiliates under Section 4.5(b) and (7) may include the assignment of certain rights under this Agreement, and delegation of certain obligations under this Agreement, of Biogen Idec or the merging Affiliate to such Third Party, provided that the designated Affiliate shall remain liable for the performance of such obligations by such Third Party. The designated Affiliate shall provide Elan with a copy of the Alternative Transfer Agreement within thirty (30) days after the execution thereof. Such copy may be redacted to exclude confidential, non-TYSABRI-related information and financial information (other than such financial information that is necessary for assessing the obligations to Elan under this Agreement).

(B)

Upon Elan’s request, the designated Affiliate shall exercise its right under the Alternative Transfer Agreement to conduct an audit of the Third Party’s books and records pertaining to the sale of TYSABRI for the purpose of calculating and verifying Net Sales and Contingent Payments at the next time that conducting such an audit is permissible under such Alternative Transfer Agreement (for clarity, such audit right will only be exercised upon the request of Elan), provided that the designated Affiliate shall not be required to exercise such right more than once per calendar year. The designated Affiliate shall determine, in its sole discretion, whether such audit shall be conducted by the designated Affiliate or an independent auditor; provided, however, that if such audit pertains to sales of TYSABRI by such Third Party in the United States, the United Kingdom, France, Germany or Spain, Elan shall determine, in its sole discretion, whether such audit shall be conducted by the designated Affiliate or an independent auditor. Elan shall bear the costs of such audit, which shall include all out-of-pocket costs incurred by the designated Affiliate in connection with such audit (including any amounts paid to an independent auditor) and, if the designated Affiliate conducts such audit, an amount equal to the designated Affiliate’s reasonable, good faith estimate of the internal costs to the designated Affiliate in performing such audit. The designated Affiliate shall provide Elan with a copy of the report of the findings made in any such audit. If such audit reveals that such Third Party has understated its Net Sales by five percent (5%) or more, the designated Affiliate shall be responsible for the costs of the audit.

(C)	The designated Affiliate shall remain responsible for its obligations hereunder (including its obligation to make all Contingent Payments due Elan by reason of any Net Sales of TYSABRI by the Third Party), and shall ensure any Third Party complies with all relevant provisions of this Agreement.

(D)	In the event of any uncured breach by the Third Party under the Alternative Transfer Agreement that would constitute a breach of the designated Affiliate’s obligations under this Agreement, the designated Affiliate will promptly inform Elan in writing and shall take such action which, in the designated Affiliate’s reasonable business judgment, will address such default. Elan shall not have any legal or equitable right, remedy or claim under, or in respect of, the Alternative Transfer Agreement or any covenants, conditions or provisions contained therein, as a third party beneficiary or otherwise.

(E)	Effective upon the consummation of the Alternative TYSABRI Transaction, Net Sales of TYSABRI by the Third Party and its Affiliates in the Minor Market Country shall be treated as Net Sales by Biogen Idec or any of its Affiliates for all purposes under this Agreement, and shall be calculated by applying the definition of Net Sales set forth in Section 1.1(gg) as if such definition applied to sales of TYSABRI by such Third Party and its Affiliates. No portion of any amounts received by Biogen Idec or any of its Affiliates in connection with such Alternative TYSABRI Transaction or sales of TYSABRI to such Third Party and its Affiliates (including Royalty Consideration and Non-Royalty Consideration received by Biogen Idec or its Affiliates from such Third Party or any of its Affiliates, and gross amounts invoiced by Biogen Idec or any of its Affiliates for sales of TYSABRI to such Third Party or any of its Affiliates) shall be shared with Elan.

(ii)	If Biogen Idec or the merging Affiliate makes an election pursuant to clause (y) of Section 4.9(e) with respect to an Alternative TYSABRI Transaction with a Third Party in a Minor Market Country, then the provisions of this Section 4.9(e)(ii) shall apply.

(A)	At or prior to the consummation of such Alternative TYSABRI Transaction, and as a condition thereto, Biogen Idec or the merging Affiliate shall cause such Third Party to execute and deliver to Elan an agreement in a form to be mutually agreed upon by the Parties prior to Closing.

(B)	Effective upon the consummation of such Alternative TYSABRI Transaction and for so long as such Third Party or any of its Affiliates have a right to sell TYSABRI in such Minor Market Country, the terms of Section 4.2 shall apply to such Third Party and its Affiliates only with respect to sales of TYSABRI by such Third Party and its Affiliates in such Minor Market Country, and the terms of Section 4.2 of this Agreement shall apply to Biogen Idec and its Affiliates only with respect to sales of TYSABRI by Biogen Idec and its Affiliates in the Retained Territory.

(C)	No portion of any amounts received by Biogen Idec or any of its Affiliates in connection with such Alternative TYSABRI Transaction or sales of TYSABRI to such Third Party and its Affiliates (including Royalty Consideration and Non-Royalty Consideration received by Biogen Idec or its Affiliates from such Third Party or any of its Affiliates, and gross amounts invoiced by Biogen Idec or any of its Affiliates for sales of TYSABRI to such Third Party or any of its Affiliates) shall be shared with Elan.

(f) General. In the event that Biogen Idec or any of its Affiliates that is bound by this Agreement engages in a transaction that is not a TYSABRI Transaction, Alternative TYSABRI Transaction, Standard Distribution Transaction or a transaction described in Section 14.1(c) and, as a result of such transaction, a Third Party obtains TYSABRI Rights in any country in the Territory, such transaction shall be treated as a TYSABRI Transaction for purposes of this Section 4.9.

4.10. Distribution Transactions.

(a) New Standard Distribution Transactions.

(i)	If Biogen Idec or any of its Affiliates enters into a Standard Distribution Transaction with any Third Party with respect to any country in the Retained Territory:

(A)	the gross amount invoiced for sales of TYSABRI in such country by Biogen Idec or any of its Affiliates to such Third Party shall be included in clause (1) of the first sentence of Section 1.1(gg) for purposes of calculating Net Sales pursuant to Section 1.1(gg); and

(B)	all Royalty Consideration received by Biogen Idec or any of its Affiliates from such Third Party in connection with such Standard Distribution Transaction shall be treated as “net royalty amounts received by Biogen Idec or any of its Affiliates with respect to sales of TYSABRI” in such country for purposes of calculating Net Sales pursuant to Section 1.1(gg).

For purposes of this Agreement, “Standard Distribution Transaction” shall mean any transaction pursuant to which (x) Biogen Idec or any of its Affiliates (or a Third Party to which Biogen Idec or one of its Affiliates has previously granted rights to sell TYSABRI (an “Existing TYSABRI Distributor”)) grants rights to sell TYSABRI to any Third Party (whether exclusive or non-exclusive) in any country in the Territory and (y) neither Biogen Idec nor any of its Affiliates (or such Existing TYSABRI Distributor) is entitled to receive any consideration other than the consideration described in subsections (i)(A) and (i)(B) above from such Third Party in connection with such transaction.

(ii)	Biogen Idec shall give Elan written notice of any Standard Distribution Transaction within ten (10) Business Days after consummation thereof, which notice shall include a reasonably detailed description of such Standard Distribution Transaction, including a list of the countries subject to such Standard Distribution Transaction and the Royalty Consideration, if any, received by Biogen Idec and its Affiliates in connection therewith.

(iii)	The amount and a reasonably detailed description of any Royalty Consideration received by Biogen Idec or any of its Affiliates from such Third Party in connection with such Standard Distribution Transaction in any Calendar Quarter shall be set forth in the report delivered to Elan in respect of such Calendar Quarter pursuant to Section 4.3(a).

(b) Termination of Distribution Arrangements. If Biogen Idec or any of its Affiliates terminates or otherwise does not renew an agreement or relationship with a Distributor relating to sales of TYSABRI by such Distributor in any country, and Biogen Idec or any of its Affiliates thereafter sells TYSABRI directly to customers in such country, then such sales of TYSABRI by Biogen Idec and its Affiliates shall be treated as “sales of TYSABRI in such country by Biogen Idec or any of its Affiliates” for purposes of calculating Net Sales pursuant to Section 1.1(gg). If Biogen Idec or any of its Affiliates pays Non-Royalty Consideration to a Distributor in connection with such termination or non-renewal, Elan shall elect, in its sole discretion, by giving notice to Biogen Idec to either: (x) pay to Biogen Idec the Applicable Percentage of such Non-Royalty Consideration or (y) have Net Sales by Biogen Idec and its Affiliates in the relevant country be subject to a downward adjustment, which downward adjustment shall be calculated by multiplying the applicable Net Sales by Biogen Idec and its Affiliates by the fraction (X-Y)/X, where X is the average Net Sales per unit sold of TYSABRI by such Distributor in such country during the twelve (12) calendar month period ending immediately prior to such termination or non-renewal (calculated by applying the definition of Net Sales in Section 1.1(gg) as if it applied to sales of TYSABRI by such Distributor and dividing such Net Sales by the number of units of TYSABRI sold by such Distributor) and Y is the average purchase price per unit paid by such Distributor to purchase TYSABRI from Biogen Idec or any of its Affiliates for resale in such country during the twelve (12) calendar month period ending immediately prior to such termination or non-renewal.

5.	Closing.

5.1. Closing. The closing of the purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at the offices of Appleby LLP in Hamilton, Bermuda, at 11:00 A.M., local time, on the Closing Date. Immediately after the Clearance Date, Biogen Idec and Elan shall mutually select a date during the five (5) Business Day period following the Clearance Date on which the Closing will occur, subject to the satisfaction (or, to the extent permitted, waiver) of all of the conditions set forth in Section 6 on or before such date (the “Closing Date”); provided, however, that if the Clearance Date occurs during the last twelve (12) Business Days of a Calendar Quarter, then the Closing Date shall be the first (1st) Business Day of the subsequent Calendar Quarter or such other date as Biogen Idec and Elan mutually agree, in each case subject to the satisfaction (or, to the extent permitted, waiver) of all of the conditions set forth in Section 6 on or before such date. The Closing shall be deemed to occur and be effective at 11:59 P.M., local time, on the Closing Date. For the avoidance of doubt, Biogen Idec shall not be required to close during the last twelve (12) Business Days of any Calendar Quarter.

5.2. Closing Deliveries by Elan. At the Closing, Elan Pharma International Limited will deliver or cause to be delivered to Biogen Idec (unless delivered previously) each of the following items, duly executed by Elan or its Affiliate(s), as applicable:

(a) the Termination Agreement;

(b) an Assignment of Patents, an Assignment of Trademarks and an Assignment of Domain Names, substantially in the forms set forth in Exhibit D (the “IP Assignments”);

(c) an assignment and assumption agreement covering the assignment to, and assumption by, Biogen Idec of the Assumed Liabilities, substantially in the form set forth in Exhibit E (the “Assignment and Assumption Agreement”);

(d) the certificate required to be delivered by Elan Pharma International Limited pursuant to Section 6.1(c);

(e) letters from Elan or its Affiliate(s), as applicable, addressed to the applicable Regulatory Authorities transferring the rights to each of the Clinical Trial

Applications, Drug Approval Applications, Product NDCs and Regulatory Approvals to Biogen Idec, in forms reasonably acceptable to Biogen Idec; and

(f) copies of, or evidence that Elan has obtained, all Required Third Party Consents set forth on Schedule 5.2(f) (the “Material Consents”).

5.3. Closing Deliveries by Biogen Idec. At the Closing, Biogen Idec will deliver or cause to be delivered to Elan (unless delivered previously) each of the following items, duly executed by Biogen Idec or its Affiliate(s), as applicable:

(a) the Termination Agreement;

(b) the Upfront Payment;

(c) the IP Assignments;

(d) the Assignment and Assumption Agreement; and

(e) the certificate required to be delivered by Biogen Idec pursuant to Section 6.2(c).

6.	Conditions to Closing.

6.1. Conditions Precedent to Biogen Idec’s Obligations on the Closing Date. All of the obligations of Biogen Idec arising hereunder on the Closing Date are subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Biogen Idec in writing):

(a) The representations and warranties of Elan (i) contained in Section 7.1(a), Section 7.1(b)(ii), Section 7.2(a), Section 7.2(c), Section 7.2(h), Section 7.2(i), Section 7.2(s), the first sentence of Section 7.2(t), Section 7.2(v), Section 7.2(z), Section 7.2(bb), Section 7.2(dd), Section 7.2(ee) and Section 7.2(ff) (the “Specified Sections”) shall be true and correct in all respects both when made and at the Closing with the same force and effect as if made as of the Closing Date, (other than such representations and warranties that expressly speak only as of a specific date or time, which shall be true and correct in all respects as of such specified date or time, and other than the representations and warranties contained in Section 7.2(h), Section 7.2(i) and Section 7.2(s), which shall be true and correct in all respects only to the extent related to the Transferred Intellectual Property referenced therein that relates to TYSABRI); (ii) contained in Section 7.2(b), Section 7.2(e), Section 7.2(f) and Section 7.2(p) shall be true and correct in all material respects both when made and at the Closing with the same force and effect as if made as of the Closing Date, (other than such representations and warranties that expressly speak only as of a specific date or time, which shall be true and correct in all material respects as of such specified date or time); and (iii) contained in this Agreement (other than the Specified Sections and the Sections described in clause (ii) of this Section 6.1(a)) shall be, without giving effect to any materiality qualifier in such representations and warranties, true and correct in all respects both when made and at the Closing with the same force and effect as if made as of the Closing Date, (other than such representations and warranties that expressly speak only as of a specific date or time, which shall be true and correct as of such specified date or time), except where the failure of such representations and warranties referenced in this clause (iii) to be true and correct at such time as has not had and would not reasonably be expected to have, in the aggregate, a TYSABRI Material Adverse Change.

(b) Elan shall, or shall cause its Affiliates to, have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement to be complied with and performed by Elan at or before the Closing.

(c) Elan Pharma International Limited shall have delivered to Biogen Idec a certificate dated as of the Closing Date and executed by an authorized officer of Elan to the effect that each of the conditions specified above in Sections 6.1(a) and (b) is satisfied in all respects.

(d) No Governmental Order shall be in effect which (i) prevents consummation of any of the Transactions, (ii) would result in any of the Transactions being rescinded following consummation, (iii) would limit or otherwise adversely affect the right of Biogen Idec (or any Affiliate thereof) to operate all or any portion of the TYSABRI Business or Transferred Assets or any portion of the business or assets of Biogen Idec or any of its Affiliates, (iv) would compel Biogen Idec or any of its Affiliates to dispose of all or any portion of either the TYSABRI Business or Transferred Assets or the business or assets of Biogen Idec or any of its Affiliates, or (v) would require Biogen Idec (or any Affiliate thereof) to pay a fine or other penalty.

(e) (i) No Action by a Merger Control Legislation Authority shall be pending or threatened in writing which seeks a Governmental Order, and (ii) no Action by any Person (other than a Merger Control Legislation Authority) shall be pending which seeks, and in the reasonable good faith determination of Biogen Idec would reasonably be expected to result in, a Governmental Order, in each case, which Governmental Order would (A) prevent consummation of any of the Transactions, (B) result in any of the Transactions being rescinded following consummation, (C) limit or otherwise adversely affect the right of Biogen Idec (or any Affiliate thereof) to operate all or any portion of the TYSABRI Business or Transferred Assets or any portion of the business or assets of Biogen Idec or any of its Affiliates, (D) compel Biogen Idec or any of its Affiliates to dispose of all or any portion of either the TYSABRI Business or Transferred Assets or the business or assets of Biogen Idec or any of its Affiliates, or (E) require Biogen Idec (or any Affiliate thereof) to pay a fine or other penalty.

(f) The waiting periods and approvals necessary to permit Closing under all Merger Control Legislation filings shall have expired or terminated or been obtained.

(g) Since the Execution Date, there shall have been no events or occurrences that resulted in a TYSABRI Material Adverse Change.

(h) The actions specified in Section 5.2 shall have been completed.

(i) Elan shall have obtained all Material Consents.

(j) Elan shall have prepared and delivered to Biogen Idec a complete, accurate and original IRS Form W-8BEN for the Upfront Payment in accordance with Section 4.4(b).

(k) Elan shall have terminated, and delivered evidence of such termination to Biogen Idec, any and all services provided to Elan by any Prothena Group Company that relate to TYSABRI or any other Alpha-4 Integrin Products or JCV Assays, or to JCV or PML.

(l) Elan shall have delivered to Biogen Idec true and complete copies of any confidentiality, proprietary information and/or invention agreement, or any similar agreement, between Elan and any TYSABRI Employee set forth on Schedule 3.11(h).

(m) Biogen Idec shall have received from Elan a copy of a written agreement with the Office of Inspector General of the United States Department of Health and Human Services, in a form and substance reasonably satisfactory to Biogen Idec, that the Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Elan Corporation, plc, dated as of December 15, 2010, shall in no way apply to Biogen Idec or any of its products following the consummation of the Transactions.

6.2. Conditions Precedent to Elan’s Obligations on the Closing Date. All of the obligations of Elan arising hereunder on the Closing Date are subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Elan in writing):

(a) The representations and warranties of Biogen Idec contained herein shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality and the representations and warranties set forth in Sections 7.1, 7.3(c), 7.3(d) and 7.3(e)) or in all material respects (in the case of any other representations or warranties), in each case, both when made and at the Closing with the same force and effect as if made as of the Closing Date (other than such representations and warranties that expressly speak only as of a specific date or time, which shall be true and correct in all respects as of such specified date or time).

(b) Biogen Idec shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement to be complied with and performed by Biogen Idec at or before the Closing.

(c) Biogen Idec shall have delivered to Elan a certificate dated as of the Closing Date and executed by an authorized officer of Biogen Idec to the effect that each of the conditions specified above in Sections 6.2(a) and (b) is satisfied in all respects.

(d) No Governmental Order shall be in effect which (i) prevents consummation of any of the Transactions, (ii) would result in any of the Transactions being rescinded following consummation, or (iii) would require Elan (or any Affiliate thereof) to pay a fine or other penalty.

(e) (i) No Action by a Merger Control Legislation Authority shall be pending or threatened in writing which seeks a Governmental Order, and (ii) no Action by any Person (other than a Merger Control Legislation Authority) shall be pending which seeks, and in the reasonable good faith determination of Elan would reasonably be expected to result in, a Governmental Order, in each case, which Governmental Order would (A) prevent consummation of any of the Transactions, (B) result in any of the Transactions being rescinded following consummation, or (C) require Elan (or any Affiliate thereof) to pay a fine or other penalty.

(f) The waiting periods and approvals necessary to permit Closing under all Merger Control Legislation filings shall have expired or terminated or been obtained.

(g) The actions specified in Section 5.3 shall have been completed.

(h) Biogen Idec shall have paid to Elan in full the Upfront Payment without withholding or deduction of any amount; provided, however, that if, as of the Closing Date, any of Elan’s representations in Sections 7.2(a), 7.2(dd), 7.2(ee) and 7.2(ff) are not true or Elan has not complied with its obligations under Sections 4.4(b) and 4.4(c)(i), then Biogen Idec shall have paid to Elan in full the Upfront Payment less any withholding required under the laws of any jurisdiction.

7.	Representations and Warranties.

7.1. By Each Party. Each Party hereby represents and warrants to the other Party as follows:

(a) Such Party is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and has full power and authority to execute and deliver this Agreement and to carry out, or cause to be carried out, the Transactions. This Agreement is a legal and valid obligation binding upon such Party and enforceable in accordance with its terms.

(b) The execution, delivery and performance of this Agreement by such Party and the consummation by such Party of the Transactions does not: (i) conflict with any agreement, instrument or understanding, oral or written, to which it is a party or by which it is bound; (ii) conflict with or result in any breach of any provisions of the certificate of incorporation, by-laws or other governing documents of such Party; (iii) violate any law, regulation or order of any court, governmental body or administrative or other agency having jurisdiction over it; or (iv) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental entity, except as described in Sections 2.2 and 3.7 and in the Assignment of Patents, Assignment of Trademarks and Assignment of Domain Names.

(c) Except as set forth in Schedule 7.1 or as previously disclosed by such Party to the other Party pursuant to the Collaboration Agreement, there are no Actions pending or, to the knowledge of such Party, threatened in writing concerning such Party or any of its Affiliates with respect to the Transferred Assets, the Alpha-4 Integrin Products, the JCV Assays or the Transactions.

7.2. By Elan. Except as specifically set forth in Schedule 7.2 (the “Elan Disclosure Schedule”), Elan hereby represents and warrants to Biogen Idec as follows:

(a) Elan is the beneficial owner of the Intellectual Property included in the Transferred Assets (other than such Intellectual Property that is jointly owned by Elan with Biogen Idec or a Third Party, with respect to which Elan is the beneficial owner of the portion of such Intellectual Property that Elan owns and that is being transferred to Biogen Idec hereunder), is a valid resident of Ireland, qualifies under the US/Irish tax treaty limitation of benefits clause and is eligible for reduced withholding under the US/Irish tax treaty. Each of Elan’s Affiliates that is a beneficial owner of any of the Transferred Assets is either a resident of Ireland and qualifies under the US/Irish tax treaty limitation of benefits clause, or is a United States person for U.S. federal income tax purposes.

(b) Elan has not granted any rights to any Person which would conflict with the rights granted to Biogen Idec hereunder.

(c) Elan has the right to grant the licenses granted herein.

(d) Elan has no knowledge of any communication from a Third Party alleging that the Development, manufacture or Commercialization of Alpha-4 Integrin Products or JCV Assays has violated or would violate any of the intellectual property rights owned or controlled by such Third Party.

(e) All of Elan’s employees and officers who are or were involved in the Development, manufacture or Commercialization of Alpha-4 Integrin Products or JCV Assays have executed agreements requiring assignment to Elan of all inventions made during the course of and as a result of their association with Elan and obligating the individual to maintain as confidential the confidential information of Elan. Elan has obtained, or caused its Affiliates, as applicable, to obtain, assignments from the inventors of all Elan inventorship rights relating to the Elan Patents, and all such assignments of inventorship rights relating to the Elan Patents are valid and enforceable.

(f) To Elan’s knowledge, there are no Third Party Patents that might be or would be infringed by the Development, manufacture, use or Commercialization of Licensed Products, other than those that have been brought to the attention of Biogen Idec.

(g) To Elan’s knowledge, there are no Third Party Patents that would be infringed by the Development, manufacture, use or Commercialization of Alpha-4 Integrin Products (other than Licensed Products) or JCV Assays, other than those that have been brought to the attention of Biogen Idec.

(h) Elan is the sole and exclusive owner of and has the sole right, title and interest in and to all Elan Patents set forth on Schedule 1.1(r), Schedule 1.1(t)(A) and Schedule 7.2(q), subject to any rights under such Elan Patents granted to Biogen Idec under the Collaboration Agreement. Elan is the joint owner with Biogen in all the Elan Patents set forth on Schedule 1.1(t)(B). Elan is the joint owner with Third Parties of the

Elan Patents set forth on Schedule 7.2(h). To Elan’s knowledge, Schedule 1.1(r), Schedule 1.1(t)(A) and Schedule 7.2(q) constitute collectively a complete and correct listing of all Elan Patents Controlled solely by Elan. To Elan’s knowledge, Schedule 7.2(h) and Schedule 1.1(t)(B) constitute collectively a complete and correct listing of all Elan Patents Controlled jointly by Elan with another party.

(i) Elan is the sole and exclusive owner of, and has the sole right, title and interest in and to all of the Transferred Intellectual Property, other than the Intellectual Property set forth on Schedule 1.1(t)(B) and Schedule 7.2(h).

(j) There are no liens or encumbrances on the Transferred Intellectual Property that is solely owned by Elan or owned jointly by Elan and Biogen Idec. To Elan’s knowledge, there are no liens or encumbrances on any Transferred Intellectual Property that is owned jointly by Elan and any Third Party.

(k) To Elan’s knowledge, Schedule 1.1(t)(B) is a complete and correct list of the Collaboration Inventions and Outside of the Scope Inventions (as defined in the Collaboration Agreement) owned jointly by Elan and Biogen Idec.

(l) The list of Product Trademarks set forth on Schedule 1.1(ll) is a complete and correct list of all trademarks Controlled by Elan which are, or have been, used or are intended for use in connection with Licensed Products or JCV Assays in any country in the Territory.

(m) The list of Product Domain Names set forth on Schedule 1.1(jj) is a complete and correct list of all domain names Controlled by Elan which are, or have been, used or are intended for use in connection with Licensed Products or JCV Assays in any country in the Territory.

(n) The list of In-Licenses set forth on Schedule 3.1(g) is a complete and correct list of all Contractual Rights then in effect that are used or held for use by Elan that grant Elan a license to or right to use any Third Party Patent, Know-how or other Intellectual Property for the Development, manufacturing or Commercialization of Alpha-4 Integrin Products or JCV Assays. Except as set forth on Schedule 3.1(g), the assignment of the In-Licenses to Biogen Idec pursuant to this Agreement will not require the consent or approval of any Third Party.

(o) Except as set forth in Schedule 7.2(o), there is no Action that is pending or, to the knowledge of Elan, has been threatened in writing against Elan, by Third Parties with respect to the Transferred Intellectual Property or In-Licenses during the past twelve (12) months, including a challenge to the extent, validity or enforceability of the Elan Patents (including by way of example through the institution or written threat of institution of interference, opposition, nullity or similar invalidity proceedings before the United States Patent and Trademark Office or any analogous foreign governmental authority). During the past twelve (12) months, Elan has not made or asserted in writing any charge, complaint, claim, demand or notice alleging any infringement, misappropriation, dilution or violation of any of the Transferred Intellectual Property.

(p) To Elan’s knowledge, the Elan Patents (other than the Elan Patents set forth on Schedule 7.2(q)) and Product Trademarks are valid and enforceable in all respects.

(q) Except as set forth on Schedule 7.2(q), all of the active and current registrations and applications included in the Elan Patents and Product Trademarks are in good standing, and all fees, payments and filings that have become due with respect to such registrations and applications have been duly made.

(r) During the past twelve (12) months, no Person has asserted in writing, and to the knowledge of Elan, no Person has, any right, title, interest or other claim in, or the right to receive any royalties or other consideration with respect to, any Transferred Intellectual Property.

(s) Except as set forth on Schedule 7.2(s), none of the Transferred Intellectual Property is, or has been (i) canceled, revoked or adjudicated invalid (including by way of example through the institution or written threat of institution of interference, opposition, nullity or similar invalidity proceedings before the United States Patent and Trademark Office or any analogous foreign governmental authority), (ii) rendered unenforceable or (iii) subject to any outstanding order, judgment or decree restricting its use or adversely affecting Elan’s rights therein. All royalties, fees or other payments payable by Elan to any Person with respect to the Transferred Intellectual Property pursuant to a license agreement that is a Transferred Contract or In-License have been paid or will be paid by Elan pursuant to Section 4.6.

(t) The list of Contractual Rights set forth on Schedule 3.1(h) is a complete and correct list of all Contractual Rights that are necessary for the Development, manufacturing or Commercialization of Licensed Products or JCV Assays. Except as set forth on Schedule 3.1(h), the assignment of the Transferred Contracts set forth therein to Biogen Idec pursuant to this Agreement will not require the consent or approval of any Third Party.

(u) Elan is not in breach, violation or default (and would not by the lapse of time or the giving of notice or both, be in material default) under the Transferred Contracts, and, to the knowledge of Elan, no other party to any Transferred Contract is in material breach or default (and would not by the lapse of time or the giving of notice or both, be in material default) thereunder. Each Transferred Contract is in full force and effect in accordance with the terms thereof and constitutes a legal, valid and binding agreement of Elan, and, to the knowledge of Elan, is enforceable in accordance with its terms by Elan against each counterparty thereto, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar law relating to or affecting generally the enforcement of creditors’ rights, and the availability of equitable remedies (whether in a proceeding in equity or at law).

(v) Schedule 7.2(v) sets forth a complete and correct list of all Regulatory Approvals included in the Transferred Assets. Elan is the sole and exclusive owner of all such Regulatory Approvals. Each Regulatory Approval is valid and in full force and effect.

(w) Elan has not received any written communication from any Regulatory Authority regarding (i) any material adverse change in any Regulatory Approval, or any failure to materially comply with any applicable laws with respect to the Regulatory Approvals or any term or requirement of any Regulatory Approval, or (ii) any revocation, withdrawal, suspension, cancellation, limitation, termination or material modification of any Regulatory Approval.

(x) To the knowledge of Elan, all applications, submissions, information, claims, reports and statistics, and other data derived therefrom, utilized as the basis for or submitted in connection with any and all requests for Regulatory Approvals when submitted to the Regulatory Authority issuing such Regulatory Approval were true, complete and correct in all respects as of the date of submission, or as subsequently corrected or modified, and any material updates, changes, corrections or modifications to any applicable applications, submissions, information, claims, reports or statistics required by any applicable Regulatory Authority to maintain the Regulatory Approvals have been submitted to such Regulatory Authority.

(y) All pre-clinical and clinical trials conducted by or for Elan with regard to the Alpha-4 Integrin Products and JCV Assays have been conducted in compliance in all material respects with (i) applicable protocols, procedures and controls and (ii) all applicable laws promulgated by the FDA relating thereto, including the FDCA, and its applicable implementing regulations. No Clinical Trial Application filed by or on behalf of Elan with the FDA regarding any Alpha-4 Integrin Product or JCV Assay has been terminated or suspended by the FDA, and the FDA has not commenced, or, to the knowledge of Elan, threatened in writing to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any ongoing clinical investigation conducted by or on behalf of Elan involving any Alpha-4 Integrin Product or JCV Assay.

(z) Elan has good and valid title to, or the right to transfer (or cause to be transferred), all the tangible Transferred Assets, including the Transferred Inventory, free and clear of any liens and encumbrances.

(aa) The Transferred Inventory has been stored and shipped by Elan in accordance with all applicable specifications and good manufacturing practices and has not been adulterated or misbranded by Elan as provided for under any applicable law.

(bb) Except as previously disclosed to Biogen Idec, neither Elan nor any of its Affiliates is directly or indirectly engaged in the Development, manufacture or Commercialization of any Alpha-4 Integrin Product or JCV Assay except pursuant to the Collaboration Agreement.

(cc) To the knowledge of Elan, since November 1, 2004, Elan has complied in all material respects with all applicable laws relating to the Development, marketing, Promotion, distribution and Commercialization of TYSABRI in the Territory. Elan has

not received any written notice of a material violation of material applicable law from any governmental entity relating to TYSABRI since November 1, 2004.

(dd) To the knowledge of Elan, no amount must be withheld or deducted by Biogen Idec from the Upfront Payment, and Elan will take no action, up to and including the time of the Upfront Payment, that would result in an obligation of Biogen Idec to withhold or deduct an amount from the Upfront Payment.

(ee) All of the Transferred Inventory is located in the United States, and all other tangible assets included in the Transferred Assets are not located in Ireland or the European Union.

(ff) None of the Transferred Assets comprise assets described within the terms of Section 980(2) of the Taxes Consolidation Act, 1997.

(gg) Except for the Excluded Prothena Licenses, no Patent, Know-how or other Intellectual Property that would be “Transferred Intellectual Property” under this Agreement if Controlled by Elan on the Execution Date was transferred by Elan to any Prothena Group Company prior to the Execution Date.

(hh) Except for the Excluded Prothena Licenses, no Patents, Know-how or other Intellectual Property that is necessary or useful to Develop, make, have made, use, market, sell, distribute, export, import, offer for sale, have sold, or distributed or imported any Alpha-4 Integrin Product or JCV Assay, or that relates to PML or JCV, has been discovered, developed, conceived or reduced to practice pursuant to or in connection with any agreement between Elan and any Prothena Group Company.

7.3. By Biogen Idec. Except as specifically set forth in Schedule 7.3 (the “Biogen Idec Disclosure Schedule”), Biogen Idec hereby represents and warrants to Elan as follows:

(a) All pre-clinical and clinical trials conducted by or for Biogen Idec with regard to the Alpha-4 Integrin Products and JCV Assays have been conducted in compliance in all material respects with (i) applicable protocols, procedures and controls and (ii) all applicable laws promulgated by the FDA relating thereto, including the FDCA, and its applicable implementing regulations. No Clinical Trial Application filed by or on behalf of Biogen Idec with the FDA regarding any Alpha-4 Integrin Product or JCV Assay has been terminated or suspended by the FDA, and the FDA has not commenced, or, to the knowledge of Biogen Idec, threatened in writing to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend, any ongoing clinical investigation conducted by or on behalf of Biogen Idec involving any Alpha-4 Integrin Product or JCV Assay.

(b) To the knowledge of Biogen Idec, since November 1, 2004, Biogen Idec has complied in all material respects with all applicable laws relating to the Development, marketing, Promotion, distribution and Commercialization of TYSABRI in the Territory. Biogen Idec has not received any written notice of a material violation of material applicable law from any governmental entity relating to TYSABRI since November 1, 2004.

(c) Biogen Idec is a resident only of Bermuda.

(d) Biogen Idec has no place of business or employees or “establishment” (as defined in the Value-Added Tax Consolidation Act 2010) in Ireland, or in any other EU Member State, and is not registered or required to be registered for any taxes in Ireland or in any other EU Member State.

(e) To the knowledge of Biogen Idec as of the Execution Date, and based in part on Elan’s representations and covenants, including in Sections 7.2(a), 7.2(dd), 7.2(ee) and 7.2(ff), Biogen Idec is not required to withhold or deduct from the Upfront Payment under the laws of any jurisdiction. As of the Execution Date, and based in part on Elan’s representations and covenants, including in Sections 7.2(a), 7.2(dd), 7.2(ee) and 7.2(ff), Biogen Idec does not intend to withhold or deduct from the Upfront Payment with respect to withholding taxes under the laws of any jurisdiction.

7.4. Notice of Certain Events; Updating the Disclosure Schedule. From the Execution Date until the Closing, or the earlier termination of this Agreement in accordance with Section 2.6 or Section 13.1, each of Biogen Idec and Elan (the “Notifying Party”) shall promptly (and in any event prior to the Closing) notify the other Party in writing (with any such writing to include a written update to the Elan Disclosure Schedule or Biogen Idec Disclosure Schedule, as the case may be, to the extent applicable) upon the Notifying Party obtaining knowledge: (a) that any representation or warranty made by the Notifying Party in this Agreement was when made, or has subsequently become, untrue or inaccurate; (b) of the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which has caused or may reasonably be expected to cause any condition to the obligations of any Party to effect the Transactions not to be satisfied; (c) of the failure of the Notifying Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the Notifying Party pursuant to this Agreement; (d) of any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions (and the response thereto of such Party or its representatives or agents); (e) of any communication from any governmental authority in connection with the Transactions (and the response thereto of such Party or its representatives or agents); (f) of the commencement or initiation or threat of commencement or initiation of any Action regarding this Agreement or the Transactions or otherwise involving the Transferred Assets, the Alpha-4 Integrin Products or the JCV Assays; (g) of any material development in any pending Action regarding the Transactions or otherwise involving the Transferred Assets, the Alpha-4 Integrin Products or the JCV Assays; or (h) any event, change, development or occurrence between the Execution Date and the Closing Date that causes or is reasonably likely to prevent, delay or impede the ability of such Party to consummate any of the Transactions. The delivery of any notice pursuant to this Section 7.4 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or otherwise limit or affect the rights of, or the remedies available to, the Party receiving such notice, including the rights and remedies specified in Section 2.6, Section 5, Section 6, Section 12 or Section 13. For the avoidance of doubt, the closing conditions set forth in Section 6.1 and the indemnification provisions of Section 12 shall be read without giving effect to any update to the Elan Disclosure Schedule or Biogen Idec Disclosure Schedule or other written notices delivered pursuant to this Section 7.4.

8.	Licenses and Trademarks.

8.1. Unblocking Licenses.

(a) In the event that the Development, manufacture or Commercialization of JCV Assays in the Territory by Biogen Idec or any of its Affiliates would, at any time during the Term, misappropriate and/or infringe any Patent, Know-how or other Intellectual Property Controlled by Elan or any of its Affiliates that is not transferred to Biogen Idec hereunder (including Patents, Know-how or other Intellectual Property Controlled by Elan or any of its Affiliates after the Closing Date), Elan hereby grants to Biogen Idec and its Affiliates (and shall cause its Affiliates to grant to Biogen Idec and its Affiliates), a worldwide, non-exclusive, non-royalty-bearing license, with the right to sublicense, under such Patent, Know-how and other Intellectual Property to Develop, make, have made, use, market, sell, distribute, export, import, offer for sale, have sold, or distributed or imported JCV Assays in the Territory. For the sake of clarity, the license granted under this Section 8.1(a) shall not extend to assays or other methods, processes or procedures other than JCV Assays in the Territory.

(b) Biogen Idec hereby grants to Elan and its Affiliates (and shall cause its Affiliates to grant to Elan and its Affiliates) a worldwide, co-exclusive with Biogen Idec, non-royalty-bearing license, with the right to sublicense, under any Licensed Transferred Intellectual Property to develop, make, have made, use, market, sell, distribute, export, import, offer for sale, have sold, or distributed or imported products that are not Alpha-4 Integrin Products and/or JCV Assays in the Territory. For purposes of this Section 8.1(b), “Licensed Transferred Intellectual Property” means the Elan Patents and Elan Know-how included in the Transferred Intellectual Property that (i) relate to any Alpha-4 Integrin Product (including any Licensed Product) or JCV Assay, or to PML or JCV, or are useful to Develop, make, have made, use, market, sell, distribute, export, import, offer for sale, have sold, or distributed or imported Alpha-4 Integrin Products and/or JCV Assays and (ii) are useful to develop, make, have made, use, market, sell, distribute, export, import, offer for sale, have sold, or distributed or imported one or more products other than Alpha-4 Integrin Products or JCV Assays.

8.2. [Intentionally Omitted.]

8.3. Product Trademarks. Elan shall neither use nor seek to register, anywhere in the Territory, any trademarks which are confusingly similar to any Product Trademark or any other trademarks, trade names, trade dress or logos used by or on behalf of any of Biogen Idec and its Affiliates or their sublicensees in connection with an Alpha-4 Integrin Product or JCV Assay.

8.4. Non-Exclusive License to Elan Marks. Elan hereby grants to Biogen Idec and its Affiliates a non-exclusive, non-royalty-bearing right and license, with the right to sublicense, to use the trademarks, trade names, trade dress, service marks, logos and symbols Controlled by Elan after the Closing (the “Elan Marks”) in the Territory solely in connection with the TYSABRI Promotional Materials and labeling for TYSABRI for a reasonable period of time after the Closing Date, not to exceed twenty-four (24) months, within which Biogen Idec and its Affiliates may use and sell existing inventory of TYSABRI Promotional Materials and

TYSABRI displaying such Elan Marks. For the sake of clarity, the Elan Marks shall not include any of the Product Trademarks, Product Domain Names or any other Transferred Intellectual Property.

8.5. Alpha-4 Integrin Products License.

(a) Elan hereby grants to Biogen Idec and its Affiliates an exclusive (even as to Elan and its Affiliates), non-royalty-bearing, right and license, with the right to sublicense, under any Patents, Know-how and other Intellectual Property Controlled by Elan and its Affiliates that is not transferred to Biogen Idec hereunder (including Patents, Know-how or other Intellectual Property Controlled by Elan or any of its Affiliates after the Closing Date) to Develop, make, have made, use, market, sell, distribute, export, import, offer for sale, have sold, or distributed or imported Alpha-4 Integrin Products in the Territory during the Term. For the sake of clarity, the license granted under this Section 8.5(a) shall not extend to any products (comprising, for example, an agent, chemical entity (including a small molecule), compound, moiety, mixture of chemical compounds and/or molecules, molecule (including biological macromolecules such as proteins, peptides, carbohydrates and nucleic acids), or an extract) other than Alpha-4 Integrin Products in the Territory.

(b) During the Term, Elan shall not acquire, directly or indirectly, any right, title or interest in or to, or derive any benefit from, any Third Party Patent, Know-how or other Intellectual Property that is necessary or useful to Develop, make, have made, use, market, sell, distribute, export, import, offer for sale, have sold, or distributed or imported any Alpha-4 Integrin Product in the Territory, unless such right, title or interest provides Elan with Control of such Patent, Know-how or other Intellectual Property for purposes of Section 8.5(a); provided, however, that an acquisition of a Person of the type described in, and in compliance with, Section 11.3(b) shall not constitute a breach of this Section 8.5(b).

(c) In the event of an acquisition by Elan of a Person as described in, and in compliance with, Section 11.3(b), the license granted by Elan to Biogen Idec and its Affiliates pursuant to Section 8.5(a) shall be non-exclusive with respect to Patents, Know-How and other Intellectual Property Controlled by such Person until the earlier of (i) twelve (12) months after such acquisition or (ii) Elan’s divestment of the portion of such Person that engages in the TYSABRI Business or the Alpha-4 Integrin Business.

8.6. Disclosure of Patentable Inventions. If, after the Closing, Elan receives any invention disclosure submitted in the normal course of business which discloses (a) a Collaboration Invention (as defined in the Collaboration Agreement), (b) an Outside the Scope Invention (as defined in the Collaboration Agreement) made jointly by employees of Elan and Biogen Idec, (c) an Alpha-4 Integrin Product, or (d) an invention included within the Elan Know-how, in each case discovered, conceived or reduced to practice prior to the Closing Date, Elan shall provide such invention disclosure to Biogen Idec within thirty (30) days after Elan determines that an invention has been made. Elan shall, and hereby does, assign all of Elan’s right, title and interests in and to any invention disclosed by Elan to Biogen Idec under this Section 8.6, and Elan shall perform, execute, acknowledge and deliver all such further acts, assurances, deeds, assignments, transfers, conveyances and other instruments and papers as may be reasonable required or appropriate to carry out such assignment.

8.7. IP Assistance. From and after the Closing, Elan shall, and shall cause its Affiliates to, assist Biogen Idec in preparing, prosecuting, obtaining, registering, maintaining, defending and enforcing discretion and exclusive control of the Transferred Intellectual Property, including by making employees of Elan and its Affiliates available to Biogen Idec.

9.	Confidentiality; Publicity.

9.1. Confidentiality of Pre-Closing Confidential Information. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, the Parties agree that, for the Term, each of Biogen Idec and Elan shall (and shall cause each of its Affiliates to) keep confidential and not publish or otherwise disclose or use for any purpose other than as provided for in this Agreement any Know-how and other information and materials furnished to it (or to any of its Affiliates) by the other Party or any of its Affiliates pursuant to the Collaboration Agreement prior to the Closing (collectively, “Pre-Closing Confidential Information”), except to the extent that it can be established by the receiving Party (or the Party whose Affiliate received such information) that such Pre-Closing Confidential Information:

(a) was already known to the receiving Party or its Affiliate, other than under an obligation of confidentiality, at the time of disclosure by the other Party or its Affiliate;

(b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party or its Affiliate;

(c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party or its Affiliate in breach of this Agreement;

(d) was disclosed to the receiving Party or its Affiliate, other than under an obligation of confidentiality, by a Third Party who had no obligation to the disclosing Party or its Affiliate not to disclose such information to others; or

(e) was subsequently developed by the receiving Party or its Affiliate without use of the Confidential Information as demonstrated by competent written records.

9.2. Pre-Closing Confidential Information Authorized Disclosure. Subject to Section 9.6, each Party may disclose Pre-Closing Confidential Information of the other Party and its Affiliates to the extent such disclosure is required by applicable law, legal or judicial process or reasonably necessary in filing or prosecuting patent applications, prosecuting or defending litigation, making filings with Regulatory Authorities related to Licensed Products, or complying with applicable governmental regulations and applicable stock exchange regulations and requirements, provided that in making any such disclosure of the other Party’s and its Affiliates’ Pre-Closing Confidential Information it will, except where impracticable for necessary disclosures, give reasonable advance notice to the other Party of such disclosure requirement and, except to the extent inappropriate in the case of patent applications, will use its reasonable efforts to secure confidential treatment of such Pre-Closing Confidential Information required to be disclosed. In addition, each Party shall be entitled to disclose, under a binder of confidentiality containing provisions substantially as protective as those of this Section 9 to the extent reasonably practicable, Pre-Closing Confidential Information of the other Party and its Affiliates to its Affiliates, consultants and other Third Parties only for any purpose provided for in this Agreement.

9.3. Survival of Pre-Closing Confidentiality Obligations. The provisions of Sections 9.1 and 9.2 shall survive for the Term.

9.4. Confidentiality of Post-Closing Information. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, the Parties agree that, for the Term, the receiving Party shall keep confidential and shall not publish or otherwise disclose or use for any purpose other than as permitted under this Agreement any Know-how and other information and materials furnished to it by the other Party on or after the Closing pursuant to this Agreement (collectively, “Post-Closing Confidential Information”), except to the extent that it can be established by the receiving Party that such Post-Closing Confidential Information:

(a) was already known to the receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the other Party;

(b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

(c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement or the Collaboration Agreement;

(d) was disclosed to the receiving Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the disclosing Party not to disclose such information to others; or

(e) was subsequently developed by the receiving Party without use of the Confidential Information as demonstrated by competent written records.

9.5. Post-Closing Confidential Information Authorized Disclosure.

(a) Each Party may disclose Post-Closing Confidential Information of the other Party (other than the existence and terms of this Agreement, which may only be disclosed in accordance with Section 9.7) hereunder to the extent such disclosure is required by applicable law, legal or judicial process or reasonably necessary in complying with applicable governmental regulations and applicable stock exchange regulations and requirements, provided that in making any such disclosure of the other Party’s Post-Closing Confidential Information it will, except where impracticable for necessary disclosures, give reasonable advance notice to the other Party of such disclosure requirement and will use its reasonable efforts to secure confidential treatment of such Post-Closing Confidential Information required to be disclosed. Notwithstanding the foregoing, Elan shall be permitted to disclose the reports and information delivered by

Biogen Idec pursuant to, or otherwise related to, Section 4.3(a), Section 4.5(a), Section 4.6, Section 4.7, Section 4.8, Section 12, and the results of any audit pursuant to Section 4.5(b) (the “Disclosure Information”) in Elan’s periodic filings with the Securities and Exchange Commission (the “SEC”), earnings press releases and investor and analyst conference calls and presentations, as, and to the extent, required, in the reasonable advice of Elan’s legal counsel, to comply with applicable laws, including the rules and regulations promulgated by the SEC and applicable stock exchange regulations and requirements. For the avoidance of doubt, Elan shall be permitted to disclose the Disclosure Information in its periodic filings with the SEC, earnings press releases and investor and analyst conference calls notwithstanding whether Biogen Idec has publicly disclosed such Disclosure Information but only as, and to the extent, required, in the reasonable advice of Elan’s legal counsel, to comply with applicable laws, including the rules and regulations promulgated by the SEC and applicable stock exchange regulations and requirements.

(b) Each Party may disclose the Post-Closing Confidential Information of the other Party to its Affiliates and its and its Affiliates’ directors, officers and employees who need to know the Post-Closing Confidential Information, provided that any such party shall have agreed to keep such information confidential pursuant to an agreement of confidentiality or other confidentiality obligation. In addition, each Party may also disclose the Post-Closing Confidential Information of the other Party for reasonable business purposes to its agents, accountants, rating agencies, investors, co-investors, partners, financing sources, insurers and insurance brokers, underwriters, advisors, lawyers, bankers, trustees and representatives, provided any such party shall have agreed to keep such information confidential pursuant to an agreement of confidentiality or other confidentiality obligation.

(c) Elan may disclose this Agreement, the reports and information delivered by Biogen Idec pursuant to Section 4.3(a) and Section 4.5(a), and the results of any audit pursuant to Section 4.5(b), in the form of a final audit report (in a format mutually agreed upon by the Parties), to any assignee or potential assignee of Elan’s rights under this Agreement pursuant to Section 14.2(a) or Section 14.2(b) who has entered into a confidentiality agreement with Biogen Idec in the form attached hereto as Exhibit F. For the avoidance of doubt, the information referred to in this Section 9.5(c) may also be disclosed by Elan pursuant to Sections 9.5(a) and 9.5(b).

9.6. Alpha-4 Integrin Product Confidential Information. Notwithstanding anything to the contrary in the Collaboration Agreement or this Agreement, after the Closing all Pre-Closing Confidential Information pertaining to Alpha-4 Integrin Products (including Licensed Products) or JCV Assays, including the Development, manufacturing or Commercialization thereof, disclosed by either Party pursuant to the Collaboration Agreement, and any other Elan Know-how (collectively, “Alpha-4 Integrin Product Confidential Information”) shall be deemed to be Pre-Closing Confidential Information of Biogen Idec and shall not be Pre-Closing Confidential Information of Elan. Without limiting its rights under any other provision of this Agreement, Biogen Idec shall have the right to use and disclose the Alpha-4 Integrin Product Confidential Information in its sole discretion. Elan shall not disclose any Alpha-4 Integrin Product

Confidential Information to any Third Party, except as provided in Section 9.2, nor use it for any purpose other than performing Elan’s obligations under this Agreement.

9.7. Agreement Terms. The Parties agree that the existence and terms of this Agreement shall be deemed to be Post-Closing Confidential Information of both Parties. Neither Party shall disclose the existence or terms of this Agreement except (a) as required, in the reasonable advice of such Party’s legal counsel, to comply with applicable laws, including the rules and regulations promulgated by the United States Securities and Exchange Commission, and applicable stock exchange regulations and requirements and (b) pursuant to Section 9.5(b). Notwithstanding the foregoing, the Parties shall mutually agree upon a version of this Agreement that each Party will be permitted to file with the Securities and Exchange Commission.

9.8. Press Release. On the Execution Date, the Parties shall issue mutually agreed press releases regarding the subject matter of this Agreement, in the forms attached hereto as Exhibit G.

10.	Adverse Drug Events and Reports.

10.1. Complaints. During the Term, Elan shall maintain a record of all non-medical and medical product-related complaints it receives with respect to Licensed Products, and shall promptly notify Biogen Idec of any complaint received by it in sufficient detail and in sufficient time to allow Biogen Idec to comply with any and all regulatory requirements imposed upon it in any country.

10.2. Adverse Drug Experiences. During the Term, to the extent Elan has or receives any information regarding any adverse drug experience which may be related to the use of Licensed Products, Elan shall promptly provide Biogen Idec with all such information.

10.3. Recalls. During the Term, Biogen Idec shall make all decisions with respect to and shall be responsible for any recalls, withdrawals or corrections of Licensed Products. To the extent Elan has or receives any information regarding an alleged or proven recall or market withdrawal of TYSABRI in any country in the Territory, Elan shall promptly (and in any event within five (5) days of receipt of written notice of any such recall or market withdrawal) provide Biogen Idec with all such information. Elan shall make available to Biogen Idec, upon request, all of Elan’s pertinent records that Biogen Idec may reasonably request to assist it in effecting any recall or market withdrawals. Biogen Idec shall have no obligation to reimburse or otherwise compensate Elan for any costs that may be incurred in connection with any such recall or market withdrawal. Elan shall cooperate with and assist Biogen Idec in complying with all of Biogen Idec’s obligations with respect to adverse event reporting.

11.	Restrictive Covenants.

11.1. EEA/Switzerland.

(a) During the EEA/Switzerland TYSABRI Restricted Period, neither Elan nor any of its Affiliates shall, alone or in collaboration with or through the grant of any rights to any Third Party, engage directly or indirectly, as an owner, investor or lender (through equity, debt or any other financial interest), employee, consultant, vendor, contractor, partner or otherwise, in all or any portion of any TYSABRI Business in the European Economic Area and Switzerland (“EEA/Switzerland”) (except to the extent necessary for Elan to perform its obligations under Section 3 of this Agreement and except for Elan’s rights to receive payments under this Agreement). The “EEA/Switzerland TYSABRI Restricted Period” shall mean the period beginning on the Closing Date and ending on the third (3rd) anniversary of the Closing Date.

(b) During the EEA/Switzerland Alpha-4 Integrin Restricted Period, neither Elan nor any of its Affiliates shall, alone or in collaboration with or through the grant of any rights to any Third Party, engage directly or indirectly, as an owner, investor or lender (through equity, debt or any other financial interest), employee, consultant, vendor, contractor, partner or otherwise, in all or any portion of any Alpha-4 Integrin Business in EEA/Switzerland (except to the extent necessary for Elan to perform its obligations under Section 3 of this Agreement and except for Elan’s rights to receive payments under this Agreement). The “EEA/Switzerland Alpha-4 Integrin Restricted Period” shall mean the period beginning on the Closing Date and ending on the third (3rd) anniversary of the Closing Date.

11.2. Outside the EEA/Switzerland.

(a) During the Ex-EEA/Switzerland TYSABRI Restricted Period, neither Elan nor any of its Affiliates shall, alone or in collaboration with or through the grant of any rights to any Third Party, engage directly or indirectly, as an owner, investor or lender (through equity, debt or any other financial interest), employee, consultant, vendor, contractor, partner or otherwise, in all or any portion of any TYSABRI Business in any country in the Territory that is not the EEA/Switzerland (except to the extent necessary for Elan to perform its obligations under Section 3 of this Agreement and except for Elan’s rights to receive payments under this Agreement). The “Ex-EEA/Switzerland TYSABRI Restricted Period” shall mean the period beginning on the Closing Date and ending on the last day of the Term.

(b) Without limiting the scope of Section 11.2(a), during the Ex-EEA/Switzerland Alpha-4 Integrin Restricted Period, neither Elan nor any of its Affiliates shall, alone or in collaboration with or through the grant of any rights to any Third Party, engage directly or indirectly, as an owner, investor or lender (through equity, debt or any other financial interest), employee, consultant, vendor, contractor, partner or otherwise, in all or any portion of any Alpha-4 Integrin Business in any country in the Territory that is not the EEA/Switzerland (except to the extent necessary for Elan to perform its obligations under Section 3 of this Agreement and except for Elan’s rights to receive payments under this Agreement). The “Ex-EEA/Switzerland Alpha-4 Integrin Restricted Period” shall mean the period beginning on the Closing Date and ending on the twelfth (12th) anniversary of the Closing Date.

11.3. Exceptions to Restrictive Covenants. Notwithstanding anything to the contrary set forth in this Section 11, Section 11.1 and Section 11.2 shall not apply to:

(a) any investment by Elan or its Affiliates in (i) any debt securities or other debt obligations which in each case are non-voting and are not convertible into voting securities described in clause (ii) or (iii) below, (ii) any third Person (including any corporation or mutual or other fund) that does not have any shares or securities that are publicly traded and which invests in, manages or operates the TYSABRI Business or the Alpha-4 Integrin Business, so long as such investment does not grant, directly or indirectly, any management function or material influence in such third Person and so long as Elan’s or any of its Affiliate’s investment is less than ten percent (10%) of the outstanding ownership interest in such third Person, (iii) not more than five percent (5%) of any publicly traded class of shares or securities of any Person, so long as such investment does not grant, directly or indirectly, any management function or material influence in such Person, or (iv) investment in any debt or equity securities through any employee benefit plan or pension plan maintained by Elan or any of its Affiliates for its or their employees, provided that Elan and its Affiliates will not request or direct that the trustee or other administrator of any plan acquire any voting securities of a Person that engages in the TYSABRI Business or the Alpha-4 Integrin Business and so long as such investment does not grant, directly or indirectly, any management function or material influence to Elan, its Affiliates and/or such plans; or

(b) any acquisition (by purchase of stock or assets, merger or otherwise) of a Person that is not primarily engaged in the TYSABRI Business or the Alpha-4 Integrin Business, provided that Elan or its Affiliates, as applicable, promptly divest that portion of such Person that engages in the TYSABRI Business or the Alpha-4 Integrin Business within twelve (12) months after the acquisition of such Person. Without limiting the foregoing, Elan or its Affiliates, as applicable, shall use commercially reasonable efforts to divest such portion of such Person as soon as reasonably practicable.

11.4. Severability. Without limiting the scope of Section 17.4, if the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 11 is invalid or unenforceable, the Parties hereto agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

12.	Indemnification and Insurance; Survival of Representations.

12.1. Indemnification and Shared Losses.

(a) Certain Definitions. For purposes of this Agreement:

(i)	“Indemnitees” shall mean, with respect to a Party, such Party’s Affiliates and their directors, officers, employees, agents and representatives.

(ii)	“Losses” shall mean, collectively, losses, damages, liabilities, claims, settlement amounts, awards, judgments, penalties, fines, costs (including costs of investigation and defense) and expenses (including reasonable attorneys’ fees and expenses).

(iii)	“Product Liability Claim” shall mean a Third Party Claim that is a product liability claim concerning any TYSABRI Activities in the Territory before or during the Term, including claims alleging defects in TYSABRI and claims involving the death of or injury to any individual (or allegations thereof) relating to TYSABRI.

(iv)	“Third Party Claim” shall mean a claim asserted by a Third Party (in no event to include any Affiliate of either Party) against a Party or any of its Indemnitees, whether such claim is asserted before or during the Term.

(v)	“Third Party Infringement Claim” shall mean a Third Party Claim alleging that the making, use, sale, offering for sale, supply, causing to be supplied, or import of TYSABRI before or during the Term infringes any intellectual property right of such Third Party.

(vi)	“TYSABRI Activities” shall mean the manufacture, use, handling, storage, sale or other disposition of TYSABRI in the Territory by a Party, its Affiliates, agents, licensees or sublicensees before or during the Term.

(vii)	“Violation of Law” shall mean a material violation of any law, regulation or order of any court, governmental body or administrative or other agency (but, for clarity, not including violations of law other than gross negligence or willful misconduct alleged in Products Liability Claims or violations of law other than willful infringement alleged in Third Party Infringement Claims).

(b) Indemnification.

(i)	Each Party (the “Indemnifying Party”) hereby indemnifies and agrees to save, defend and hold the other Party (the “Indemnified Party”) and its Indemnitees harmless from and against:

(A)	any and all Losses incurred by any of them resulting directly or indirectly from the breach of any representation,

warranty, covenant or agreement made by the Indemnifying Party under this Agreement;

(B)	any and all Losses incurred by any of them resulting directly or indirectly from the gross negligence, willful misconduct or Violation of Law of or by the Indemnifying Party or its Affiliates, employees, agents, licensees or sublicensees in connection with TYSABRI Activities that occurred prior to the Closing Date; or

(C)	Third Party Claims and associated Losses (but, for clarity, not Losses associated with Direct Claims) incurred by any of them which Third Party Claims arise from the gross negligence, willful misconduct or Violation of Law of or by the Indemnifying Party or its Affiliates, employees, agents, licensees or sublicensees in connection with TYSABRI Activities that occurred on or after the Closing Date and during the Term.

The Indemnifying Party shall be obligated to so indemnify, save, defend and hold the Indemnified Party and its Indemnitees harmless only to the extent that such Losses do not result from (x) the breach of any representation, warranty, covenant or agreement made by the Indemnified Party under this Agreement or (y) the gross negligence, willful misconduct or Violation of Law of or by the Indemnified Party or its Affiliates, employees, agents, licensees or sublicensees.

(c) Product Liability and Third Party Infringement Claims. Any Losses incurred by either Party or any of its Indemnitees with respect to any Product Liability Claim or any Third Party Infringement Claim shall be borne fifty percent (50%) by Elan and fifty percent (50%) by Biogen Idec, except to the extent to which a Party or such Indemnitee is entitled to be indemnified by the other Party under Section 12.1(b).

(d) Shared Pre-Closing Losses. Any Losses (other than Losses that are the subject of Section 12.1(c)) resulting directly or indirectly from TYSABRI Activities that occurred prior to the Closing Date (“Shared Pre-Closing Losses”) shall be borne fifty percent (50%) by Elan and fifty percent (50%) by Biogen Idec, except to the extent to which a Party and any of its Indemnitees are entitled to be indemnified by the other Party for such Losses under Section 12.1(b); provided, however, that (i) any Losses arising out of, or resulting from, the litigation set forth on Schedule 12.1(d) shall be the sole responsibility of Biogen Idec (except to the extent such Losses result from the conduct, Violation of Law or breach of a corporate integrity agreement of or by Elan or its Affiliates, employees, agents, licensees or sublicensees, which Losses shall be the sole responsibility of Elan), and (ii) Shared Pre-Closing Losses do not include taxes. In the event that Losses (other than Losses that are the subject of Section 12.1(c)) result directly or indirectly from TYSABRI Activities that occurred in both the time period prior to the

Closing and the time period on or after the Closing, the Parties will discuss in good faith and attempt to agree on an appropriate allocation of such Losses to each such period based on the relative volume or value of such TYSABRI Activities in each time period.

12.2. Third Party Claim Defense; Reimbursement of Losses.

(a) Claims. Elan shall, to the extent permitted by law, permit Biogen Idec, at its option, to assume direction and control of the defense of all Product Liability Claims, Third Party Infringement Claims, the Third Party Claims set forth on Schedule 12.2(a) (the “Pending Actions”), and, subject to Section 12.2(b) and 12.2(c), any other Third Party Claims covered by Section 12.1. Each Party will furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials or appeals as may reasonably be requested by the other Party in connection with any such Third Party Claims.

(b) Indemnified Third Party Claims. Except as otherwise provided in Section 12.2(c), in the event a Party (the “Potential Indemnified Party”) receives notice of a Third Party Claim against it that it believes may be subject to indemnification by the other Party (the “Potential Indemnifying Party”) under Section 12.1(b), the Potential Indemnified Party shall inform the Potential Indemnifying Party as soon as reasonably practicable after it receives such notice. The Potential Indemnifying Party shall have the right (but not the obligation), exercisable by notice to the Potential Indemnified Party within ten (10) Business Days after receipt of such notice, to assume direction and control of the defense of such Third Party Claim (including the right to settle such Third Party Claim solely for monetary consideration) with counsel selected by the Potential Indemnifying Party and reasonably acceptable to the Potential Indemnified Party.

If the Potential Indemnifying Party exercises such right:

(i)	During such time as the Potential Indemnifying Party is controlling the defense of such Third Party Claim, the Potential Indemnified Party shall cooperate, and shall cause its Affiliates and agents to cooperate, upon request of the Potential Indemnifying Party in the defense or prosecution of the Third Party Claim, including by furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials or appeals as may reasonably be requested by the Potential Indemnifying Party;

(ii)	the Potential Indemnified Party shall have the right, at its own expense, to join in (including the right to conduct discovery, interview and examine witnesses and participate in all settlement conferences), but not control the defense of such Third Party Claim; and

(iii)	the Potential Indemnifying Party may settle such Third Party Claim solely for monetary consideration, but shall not, without the prior consent of the Potential Indemnified Party, enter into any compromise or settlement that commits the Potential Indemnified Party to take, or to forbear to take, any action.

If the Potential Indemnifying Party does not exercise such right: (x) the Potential Indemnified Party may (without further notice to the Potential Indemnifying Party) undertake the defense thereof with counsel of its choice, (y) the Potential Indemnifying Party shall have the right, at its own expense, to join in (including the right to conduct discovery, interview and examine witnesses and participate in all settlement conferences), but not control the defense of such Third Party Claim, and (z) the Potential Indemnified Party shall not settle or compromise the Third Party Claim without the express written consent of the Potential Indemnified Party.

(c) Shared Third Party Claims. In the event that either Party receives notice of a Product Liability Claim, Third Party Infringement Claim or other Third Party Claim for which the Losses are to be shared by the Parties pursuant to Section 12.1, such Party shall inform the other Party as soon as reasonably practicable after it receives such notice. The Parties shall confer on how to respond to such Third Party Claim and how to handle the Third Party Claim in an efficient manner. The Parties shall confer on how to respond to such Third Party Claim, and Biogen Idec shall have the right to (but not the obligation to), and shall inform Elan of whether it shall, assume direction and control of the defense of such Third Party Claim.

(d) Reimbursement of Losses. Each Party shall promptly reimburse the other Party for its portion of any Losses it is obligated to bear or pay pursuant to Section 12.1 within thirty (30) days after receipt from such other Party of a request for and reasonable documentation of such Losses.

(e) Settlements. Neither Party shall enter into any compromise or settlement of any Third Party Claim that commits the other Party to take, or to forbear to take, any action.

12.3. Survival of Representations and Warranties.

(a) Except as provided in Section 12.3(b), all representations and warranties contained in this Agreement shall survive the Closing until the date that is twenty-four (24) months from the Closing Date, and shall then expire and be of no force or effect.

(b) The representations and warranties contained in the Specified Sections, Section 7.1(b)(i), Section 7.2(gg), Section 7.2(hh), Section 7.3(c), Section 7.3(d) and Section 7.3(e) shall survive the Closing until the thirtieth (30th) day following (i) the expiration of the applicable statute of limitations (taking into account any tolling periods and other extensions) or (ii) if there is no applicable statute of limitations, the date that is six (6) years after the Closing Date.

12.4. Offset Rights.

(a) Third Party Claims. Biogen Idec may, in its sole discretion and from time to time, offset against any Contingent Payments due to Elan an amount equal to all or a portion of any Losses relating to a Third Party Claim that Biogen Idec determines reasonably and in good faith are owed by Elan to Biogen Idec pursuant to this Section 12 (each such amount, a “Third Party Claim Offset Amount”), subject to all of the following terms and conditions:

(i)	Elan has failed to pay or reimburse Biogen Idec such Losses within thirty (30) days after Elan’s receipt of a request for and reasonable documentation of such Losses pursuant to Section 12.2(d), which request shall serve as notice of Biogen Idec’s intent to offset if Elan fails to pay or reimburse Biogen Idec such Losses within thirty (30) days.

(ii)	Biogen Idec has notified Elan in writing of the offset and the Third Party Claim Offset Amount, whether in the request delivered pursuant to Section 12.4(a)(i) or otherwise.

(iii)	In the event Biogen Idec subsequently agrees or it is subsequently determined (pursuant to an Action in court) that any portion of such Losses was not owed by Elan to Biogen Idec, Biogen Idec shall reimburse Elan, within thirty (30) days of such agreement or determination, the portion of the corresponding Third Party Claim Offset Amount owed to Elan, together with simple interest calculated from the date the Contingent Payment against which such portion was offset was otherwise due, at the rate of LIBOR plus 125 basis points. For purposes of this Agreement, “LIBOR” shall mean, on any date, the rate determined and published for such date by the British Bankers Association as one-month LIBOR.

(b) Direct Claims. If Biogen Idec makes a reasonable, good faith determination (which shall be supported by reasonable documentation) that Losses relating to a Direct Claim are owed by Elan to Biogen Idec pursuant to this Section 12, Biogen Idec may, from time to time, offset against any Contingent Payments due to Elan an amount (a “Direct Claim Offset Amount”) equal to all or any portion of any such Losses, subject to all of the following terms and conditions:

(i)

If the Direct Claim Offset Amount relating to any Direct Claim equals or exceeds seventy-five million dollars ($75,000,000), such determination by Biogen Idec (which shall be supported by reasonable documentation) shall be made by the Chief Executive Officer and Chief Financial Officer of Biogen Idec Inc., and Biogen Idec shall have delivered to Elan evidence of such determination, provided that Elan, its directors, officers, employees, shareholders, creditors and any Person claiming through them, and the successor and assigns of each such parties and Persons, shall not have any legal or equitable right, remedy or claim against the Chief Executive Officer or Chief Financial Officer of Biogen Idec, or any other employees of Biogen Idec, with respect to such determination.

(ii)	Either a Rating Trigger or a Material Breach Trigger has occurred and is continuing on the date on which Biogen Idec offsets such Direct Claim Offset Amount. For purposes of this Agreement: (x) “Rating Trigger” shall mean either the long-term credit rating of Elan Corporation, plc is lower than Ba3 (as reported by Moody’s Investor Service, Inc.) or lower than B+ (as reported by Standard & Poor’s Ratings Group), or Elan Corporation, plc is not, on such date, rated by both Moody’s Investor Service, Inc. and Standard & Poor’s Ratings Group, and (y) “Material Breach Trigger” shall mean a material breach of this Agreement by Elan which breach is not cured within sixty (60) days of written notice thereof from Biogen Idec. For purposes of this Agreement, any breach of Section 8.5 or Section 11 by Elan shall be deemed to be a material breach of this Agreement.

(iii)	Elan has failed to pay or reimburse Biogen Idec such Losses within thirty (30) days after Elan’s receipt of a request for and reasonable documentation of such Losses pursuant to Section 12.2(d), which request shall serve as notice of Biogen Idec’s intent to offset if Elan fails to pay or reimburse Biogen Idec such Losses within thirty (30) days.

(iv)	Biogen Idec has notified Elan in writing of the offset and the Direct Claim Offset Amount, whether in the request delivered pursuant to Section 12.4(b)(iii) or otherwise.

(v)	In the event Biogen Idec subsequently agrees or it is subsequently determined (pursuant to an Action in court) that any portion of such Losses was not owed by Elan to Biogen Idec, Biogen Idec shall reimburse Elan, within thirty (30) days of such agreement or determination, the portion of the corresponding Direct Claim Offset Amount owed to Elan, together with simple interest calculated from the date the Contingent Payment against which such portion was offset was otherwise due, at the rate of LIBOR plus 125 basis points.

(vi)	“Direct Claim” shall mean a claim by a Party or any of its Affiliates against the other Party or any of its Affiliates, or any other obligation or liability of a Party or any of its Affiliates to pay or reimburse the other Party or any of its Affiliates, in each case not relating to a Third Party Claim.

(c) Relationship to Other Provisions of Agreement. The provisions of this Section 12.4 are not intended to limit or otherwise modify (i) Elan’s obligations to directly reimburse or pay to Biogen Idec any Losses when due under this Section 12 or (ii) any right of Biogen Idec to offset or reduce, or deduct any amount from, Contingent Payments that is expressly set forth in any other provision of this Agreement.

12.5. Insurance. During the Term, Elan and Biogen Idec shall each procure and maintain, at its own cost, the following insurance coverages to cover its indemnification obligations under Section 12, and its other obligations under this Agreement (to the extent that such obligations are insurable):

(a) Commercial general liability insurance and contractual liability (including coverage for advertising and personal injury), which policy shall have a limit of no less than five million dollars ($5,000,000) for each occurrence.

(b) Product liability and completed operations coverage (maintained for a period of at least five (5) years after the termination of the Agreement), which policy shall have a limit of no less than seventy-five million dollars ($75,000,000) each occurrence. Notwithstanding the foregoing, Biogen Idec may self-insure to the extent that it self-insures for its other products.

(c) Where required by law, foreign local coverages in an amount that, at a minimum, satisfies the legal requirements of that jurisdiction.

All policies under (a), (b) and (c) above shall be written by insurance companies with an A.M. Best’s rating of A:VIII or higher and provide that coverage under such policy shall not be suspended, voided, canceled, non-renewed, reduced in scope or limits below five million dollars ($5,000,000), except after thirty (30) days written notice has been given to the other Party. Each Party shall name the other Party as an additional insured under such coverages and shall provide to the other Party a copy of the corresponding certificate of insurance reflecting such coverages.

12.6. Exemplary or Punitive Damages; Disclaimer. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NONE OF THE PARTIES HERETO SHALL ASSERT, AND EACH OF THE PARTIES HERETO HEREBY WAIVES, ANY CLAIM AGAINST ANY OTHER PARTY HERETO, ON ANY THEORY OF LIABILITY, FOR CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, PUNITIVE OR SPECIAL DAMAGES (INCLUDING DAMAGES FOR LOSS OF BUSINESS, LOSS OF PROFITS OR LOSS OF USE) ARISING OUT OF, IN CONNECTION WITH, OR AS A RESULT OF, THIS AGREEMENT OR ANY INDEMNIFICATION CLAIM, EXCEPT TO THE EXTENT PAYABLE TO A THIRD PARTY. EACH PARTY HEREBY EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY THAT THE DEVELOPMENT, MANUFACTURE AND COMMERCIALIZATION OF TYSABRI PURSUANT TO THIS AGREEMENT WILL BE SUCCESSFUL OR THAT ANY PARTICULAR SALES LEVEL WITH RESPECT TO TYSABRI WILL BE ACHIEVED.

13.	Termination.

13.1. Pre-Closing Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing:

(a) upon giving of notice by Biogen Idec pursuant to Section 2.6;

(b) by mutual written consent of Biogen Idec and Elan;

(c) by either Party if a final nonappealable Governmental Order permanently enjoining or otherwise prohibiting the Transactions has been issued by a governmental authority of competent jurisdiction; or

(d) by either Party if the Closing has not occurred on or before December 31, 2013, which date may be extended from time to time by mutual written consent of the Parties.

If (i) Biogen Idec terminates this Agreement pursuant to Section 13.1(a) by exercising its right to terminate under Section 2.6(a)(i) or Section 2.6(a)(ii), (ii) Elan or Biogen Idec terminates this Agreement pursuant to Section 13.1(c) because a Merger Control Legislation Authority has issued a final nonappealable Governmental Order permanently enjoining or otherwise prohibiting the Transactions, or (iii) Elan or Biogen Idec terminates this Agreement pursuant to Section 13.1(d) and the Clearance Date has not occurred prior to such termination, then, pursuant to the letter agreement dated as of the Execution Date between Elan Pharma International Limited and BIMA, the Collaboration Agreement shall be automatically amended, without any further action by Elan, Biogen Idec or BIMA, to delete Section 1.14, Section 14.7 and Section 14.8 of the Collaboration Agreement in their entirety.

13.2. Post-Closing Termination. This Agreement may be terminated at any time after the Closing by mutual written consent of Biogen Idec and Elan. If this Agreement is terminated pursuant to this Section 13.2, the following Sections shall survive such termination, as well as any other Sections or defined terms referred to in such Sections or necessary to give such Sections effect: Section 3.11(a), Section 3.11(d), Section 3.11(e), Section 3.11(h), Sections 4.2 through 4.5 (with respect to payments accrued during the Term), Section 8.7, Section 9.6, Section 12 (other than Section 12.5), this Section 13.2, Section 13.3, Section 16 and Section 17. Furthermore, any other provisions required to interpret the Parties’ rights and obligations under this Agreement shall survive to the extent required.

13.3. Effects of Termination. Any termination of this Agreement shall not relieve the Parties of any obligation accruing before such termination and shall be without prejudice to the rights of either Party against the other accrued or accruing under this Agreement before termination, including the obligation to make and right to receive payments with respect to TYSABRI sold before such termination.

13.4. Remedies for Breach. In the event of a breach of this Agreement by either Party after the Closing, the other Party shall not be entitled to terminate this Agreement on the basis of such breach but shall be entitled to any other remedies available to it at law or in equity and all its other rights and remedies under this Agreement, including under Section 12 and Section 17.8, in each case, based on such breach.

14.	Assignment.

14.1. Assignment by Biogen. Except as specifically permitted under this Section 14.1, neither this Agreement nor any right or obligation hereunder may be assigned or delegated, in whole or part, by Biogen Idec or any of its Affiliates that are bound by this Agreement without the prior express written consent of Elan.

(a) Biogen Idec or any of its Affiliates that are bound by this Agreement may assign any of its rights, or delegate any of its obligations, under this Agreement (including the right to receive Regulatory Materials and Transferred Assets), in whole or in part, without the consent of Elan, to any of its Affiliates.

(b) Biogen Idec or any Affiliate of Biogen Idec that is bound by this Agreement may, subject to Section 4.9 and effective upon the consummation of (i) a TYSABRI Transaction with a Third Party Transferee pursuant to Section 4.9(c) or (ii) an Alternative TYSABRI Transaction with a Third Party pursuant to Section 4.9(e), assign any of its rights, or delegate any of its obligations, under this Agreement, without the consent of Elan, to such Third Party Transferee or Third Party, as applicable, to the extent such rights or obligations apply with respect to the TYSABRI Rights that are the subject of such TYSABRI Transaction or Alternative TYSABRI Transaction, as applicable, or with respect to sales of TYSABRI by such Third Party Transferee or Third Party, as applicable.

(c) Biogen Idec and any Affiliate of Biogen Idec that is bound by this Agreement may assign this Agreement and its rights and obligations hereunder, without the consent of Elan, to any Third Party effective upon the consummation of any transaction pursuant to or as a result of which (x) all TYSABRI Rights, including all rights and interests in all Transfer Agreements and Alternative Transfer Agreements and all contracts and agreements with Distributors, to the extent that such contracts and agreements with Distributors relate to TYSABRI, and (y) all rights and interests in any and all Standard Distribution Transactions, including all contracts and agreements with Third Parties that are party to such Standard Distribution Transactions, to the extent that such contracts and agreements with such Third Parties relate to TYSABRI, in each case, then owned, possessed or controlled by Biogen Idec and its Affiliates in Territory are assigned (by operation of law or otherwise), sold, transferred or otherwise disposed of to such Third Party; provided, however, that, at or prior to the consummation of such transaction, and as a condition thereto, such Third Party shall have assumed by operation of law or expressly in a written instrument delivered to Elan all of the obligations of Biogen and each such Affiliate, if any, under this Agreement. For the sake of clarity, (i) any such transaction shall not be subject to Section 4.9, even if Biogen Idec or any of its Affiliates retains the right to manufacture and supply TYSABRI to such Third Party and

(ii) if, after consummation of a transaction with a Third Party as described in this Section 14.1(c), Biogen Idec or any of its Affiliates manufactures and supplies TYSABRI to such Third Party, Biogen Idec or such Affiliate shall have no obligation to share any portion of amounts received by Biogen Idec or such Affiliate from such Third Party for such manufacture and supply of TYSABRI.

Any purported assignment by Biogen Idec that is not in accordance with this Section 14.1 shall be void.

14.2. Assignment by Elan. Except as specifically permitted under Section 14.2(a) or Section 14.2(b), neither this Agreement nor any right or obligation hereunder may be assigned or delegated, in whole or part, by Elan without the prior express written consent of Biogen Idec. Any purported assignment by Elan that is not in accordance with this Section 14.2 shall be void.

(a) Elan may assign this Agreement and its rights and obligations hereunder after the Closing without the consent of Biogen Idec to (i) any of its Affiliates or (ii) to a Third Party that acquires all or substantially all of the business or assets of Elan, whether by merger, reorganization, acquisition, sale or otherwise, provided that Elan shall deliver to Biogen Idec the notice and information required under Section 4.4(c)(iii)(A) in accordance with the timeframes set forth therein.

(b) Elan may pledge, mortgage, assign, charge, transfer or declare a trust or otherwise grant security over or engage in any financing, monetization or securitization transaction involving all or any part of its rights to receive the Contingent Payments, and delegate any of its obligations hereunder related thereto, to a Third Party without the consent of Biogen Idec, provided that:

(i)	such assignee must execute an assignment and assumption agreement with Elan and Biogen Idec in a form to be mutually agreed upon by the Parties prior to Closing;

(ii)	Elan shall remain obligated to comply with all of its obligations under this Agreement except to the extent any such obligations are delegated to and assumed by such Third Party assignee pursuant to the assignment and assumption agreement in a form to be mutually agreed upon by the Parties prior to Closing;

(iii)	Elan or its permitted assignees shall deliver to Biogen Idec the notice and information required under Section 4.4(c)(iii)(A) in accordance with the timeframes set forth therein;

(iv)	Biogen Idec shall be under no obligation to reaffirm any representations, warranties or covenants made in this Agreement or take any other action in connection with any such assignment by Elan; and

(v)	Elan shall provide Biogen Idec with a copy of the relevant assignment agreement within thirty (30) days after execution thereof.

Biogen Idec shall, at Elan’s expense, cooperate and provide reasonable assistance to Elan in connection with any assignment by Elan pursuant to Section 14.2(b). Such cooperation shall include the execution and delivery of such assignments, agreements and other instruments and documents (including amendments hereto) as may be reasonably requested by Elan in order to transfer the right to receive the Contingent Payments and the reporting, information and audit rights hereunder directly to a Third Party.

15.	[Intentionally Omitted].

16.	Notices.

All notices hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission (receipt verified), telexed, mailed by registered or certified mail (return receipt requested), postage prepaid, or sent by express courier service, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof):

If to Biogen Idec:

Biogen Idec International Holding Ltd.

c/o Appleby LLP

Canon’s Court

22 Victoria Street

Hamilton HM EX

Bermuda

Attention: Tonesan Amissah

Fax:            (441) 298-3336

with a copy to:

Executive Vice President and General Counsel

133 Boston Post Road

Weston, MA 02493

Telephone: (781) 464-2000

Fax:            (866) 546-2758

If to Elan:

Elan Pharma International Limited

Treasury Building

Lower Grand Canal Street

Dublin 2, Ireland

Attention: William F. Daniel

                 Company Secretary

Fax:            +353 1 704 4700

with a copy to:

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

Attention: Christopher Cox

Telephone: (212) 504-6888

Fax:            (212) 504-6666

with a copy to:

A&L Goodbody Solicitors

25/28 International Financial Services Centre

North Wall Quay

Dublin 1, Ireland

Attention: John Given

                 Alan Casey

Telephone: +353 1 649 2000

Fax:            + 353 1 649 2649

17.	Miscellaneous.

17.1. Entire Agreement. This Agreement sets forth the entire agreement and understanding between the Parties as to the subject matter hereof and supersedes all agreements or understandings, verbal or written, made between the Parties before the Execution Date with respect to the subject matter hereof.

17.2. [Intentionally Omitted].

17.3. Effect of Waiver or Consent. No waiver or consent, express or implied, by any Party of or to any breach or default by any other Party in the performance by such other Party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Party of the same or any other obligations of such other Party hereunder. No single or partial exercise of any right or power, or any abandonment or discontinuance of steps to enforce any right or power, shall preclude any other or further exercise of any right or power under this Agreement or the exercise of any other right or power. Failure on the part of a Party to complain of any act of any other Party or to declare any other Party in default, irrespective of how long such failure continues, shall not constitute a waiver by such Party of its rights hereunder until after the applicable statute of limitation period has run.

17.4. Severability. Should any provision of this Agreement or the application of this Agreement to any Person or circumstance be held invalid or unenforceable to any extent: (a) such provision shall be ineffective to the extent, and only to the extent, of such unenforceability or invalidity and shall be enforced to the greatest extent permitted by law; (b) such unenforceability or invalidity in any jurisdiction shall not invalidate or render unenforceable such provision as applied (i) to other Persons or circumstances or (ii) in any other jurisdiction; and (c) such unenforceability or invalidity shall not affect or invalidate any other provision of this Agreement.

17.5. Amendment. Neither this Agreement nor any of the terms of this Agreement may be terminated, amended, supplemented or modified orally, and may only be terminated, amended, supplemented or modified by an instrument in writing signed by each of the Parties, provided that the observance of any provision of this Agreement may be waived in writing by the Party that shall lose the benefit of such provision as a result of such waiver.

17.6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to principles of conflict of laws.

17.7. Venue; Jurisdiction. In the event of any controversy, claim or counterclaim arising out of or relating to this Agreement, such controversy or claim shall be resolved by the United States District Court for the Southern District of New York or a local court sitting in New York, New York (collectively, the “Courts”). Each Party (a) irrevocably submits to the exclusive jurisdiction in the Courts for purposes of any action, suit or other proceeding relating to or arising out of this Agreement and (b) agrees not to raise any objection at any time to the laying or maintaining of the venue of any such action, suit or proceeding in any of the Courts, irrevocably waives any claim that such action, suit or other proceeding has been brought in an inconvenient forum and further irrevocably waives the right to object, with respect to such action, suit or other proceeding, that such Court does not have any jurisdiction over such party.

17.8. Specific Performance.

(a) Each Party shall be entitled to seek an injunction, specific performance and other equitable relief or remedy to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in addition to any other remedies, each Party shall be entitled to enforce the terms of this Agreement by a decree of specific performance or injunction without the necessity of proving the inadequacy of money damages as a remedy. Each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of this Agreement. For the avoidance of doubt, the Parties acknowledge and agree that the injunction, specific performance and other equitable relief and remedy contemplated by this Section 17.8(a) includes (as appropriate) both mandatory and prohibitory forms of relief and remedy.

(b) With respect to any action, suit, or proceeding seeking the injunction, specific performance and other equitable relief and remedy contemplated by Section (a), each Party irrevocably and unconditionally agrees on behalf of itself and its Affiliates as follows: (i) to submit to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York, and any appellate court thereof; (ii) that a final unappealable judgment in any such action, suit, or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; (iii) to waive and not to assert by way of motion, as a defense, or otherwise in any such suit, action, or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, that the suit, action, or proceeding is brought is an inconvenient forum, that the venue of the suit, action, or proceeding is improper, or that the related documents or the subject matter thereof may not be litigated in or by such courts; and (iv) to not seek and to waive the right to any review of the judgment of any such court by any court of any other nation or jurisdiction that might be called upon to grant an enforcement of such judgment.

17.9. [Intentionally Omitted].

17.10. Independent Contractors. Both Parties are independent contractors under this Agreement. Nothing contained herein shall be deemed to create an employment, agency, joint venture or partnership relationship between the Parties or any of their agents or employees, or any other legal arrangement that would impose liability upon one Party for the act or failure to act of the other Party. Neither Party shall have any express or implied power to enter into any contracts or commitments, or to incur any liabilities, in the name of, or on behalf of, the other Party, or to bind the other Party in any respect whatsoever.

17.11. Parties in Interest; Limitation on Rights of Others. The terms of this Agreement shall be binding upon, and inure to the benefit of, the Parties and their respective legal representatives, successors and assigns. Nothing in this Agreement, whether express or implied, shall be construed to give any Person (other than the Parties hereto and their respective successors and assigns) any legal or equitable right, remedy or claim under, or in respect of, this Agreement or any covenants, conditions or provisions contained herein, as a third party beneficiary or otherwise.

17.12. Interpretation. As used in this Agreement, the terms “include”, “includes” and “including” are not limiting and mean include, includes and including, without limitation. All headings are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. References in this Agreement to an “Article”, “Section”, “Exhibit” or “Schedule” refer to an Article or Section of, or any Exhibit or Schedule to, this Agreement unless otherwise indicated.

17.13. Expenses. All fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses unless specifically stated otherwise in this Agreement.

17.14. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed as original, but all of which together shall constitute one instrument.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed in the manner appropriate for each, and to be dated as of the date first above-written.

BIOGEN IDEC INTERNATIONAL HOLDING LTD.

By:	/s/ GEORGE A. SCANGOS

Name:	George A. Scangos

Title:	Director

ELAN PHARMA INTERNATIONAL LIMITED

By:	/s/ WILLIAM F. DANIEL

Name:	William F. Daniel

Title:	Director

ELAN PHARMACEUTICALS, INC.

By:	/s/ G. KELLY MARTIN

Name:	G. Kelly Martin

Title:	Authorized Signatory